Form 10-K, Exhibit 13
period 1994-12-31
BETHLEHEM STEEL CORP /DE/
filed 1995-03-23
CIK 11860

CHAIRMAN'S LETTER

1994 was a year of profitability and significant progress. We returned to profitability for the first year since 1989. For 1995 and the years ahead, our primary objective is to achieve sustained profitability and rates of return that will increase stockholder value. A few of the highlights for 1994 include:

- -   We earned $81 million.

- -   Revenues grew by about 12 percent and our operating cash flow increased about 90 percent.

- -   Partnership activities among employees were expanded.

- -   Progress was made toward rebuilding our financial strength.

- -   Business Divisions became firmly established as separate business centers.

- ----------------------------
OUR OBJECTIVES ARE WELL
DEFINED--TO INCREASE STOCKHOLDER
VALUE, TO SERVE OUR CUSTOMERS,
TO HAVE PARTNERSHIPS AMONG
OUR EMPLOYEES, AND TO BE
GOOD CITIZENS.
- ----------------------------

- -   Total Quality and cost reduction efforts were
    intensified.

- -   Burns Harbor and Pennsylvania Steel Technologies successfully completed major modernization projects.

- -   Sparrows Point returned to profitability and the Double G Coatings joint venture in Mississippi came on-line to provide additional coated sheet capacity.

- -   Bethlehem Structural began to implement plans for improving its competitiveness in the light and medium structural business and transitioning from integrated steelmaking.

- -   Long-term contracts were established with our major automotive, construction and machinery customers.

- -   Corporate overhead was reduced.

    We are making steady progress toward achieving Bethlehem's Vision and Objectives by implementing our Strategy.

    Our Vision is clear--to be the premier steel Company.

    Our Objectives are well defined--to increase stockholder value, to serve our customers, to have partnerships among our employees, and to be good citizens.

    Our Strategy for achieving our Vision and Objectives is straightforward--to concentrate on steel, to rebuild our financial strength, and to continuously improve our performance--in all aspects of our business through total quality, with a special focus on safety.

   We believe our Strategy is sound, with the following areas of particular strategic focus.

CONCENTRATING ON STEEL

Our Business Divisions are separate businesses, and during 1995 our sales organization will be directly aligned with the Business Divisions. We continue our focus on improving productivity and quality while reducing our costs.

    Currently, we have two highly competitive Divisions at Burns Harbor and Sparrows Point that account for over 80 percent of our steel segment sales. These Divisions produce flat rolled steel products for markets that we expect to remain strong.

    Our basic objective is to be the low-cost producer in our markets and to move toward the higher value added products. Our shipments of sheets, including high value added products such as coated sheets and tin plate, accounted for 68 percent of our steel segment sales in 1994, an improvement from 61 percent in 1992. We are the country's largest producer of steel plate, which accounted for 14 percent of steel segment sales last year.

    In 1994, the Burns Harbor Division shipped a record 5.1 million tons of sheet and plate products to serve very strong customer demand. Even with the consequences of completing three major modernization projects, the Division achieved this record and continued to improve its quality performance.

    The projects, which totaled more than $435 million, included rebuilding a coke oven battery, relining a blast furnace, and installing a facility to inject granulated coal into the Division's two blast furnaces. These three projects will strengthen Burns Harbor's position as one of the world's most efficient producers of high quality steel products well into the 21st Century.

- --------------------------------------------------------------------------------
2 BETHLEHEM STEEL CORPORATION

- ----------------------------
IN 1994, THE BURNS HARBOR
DIVISION SHIPPED A RECORD
5.1 MILLION TONS OF SHEET AND
PLATE PRODUCTS TO SERVE VERY
STRONG CUSTOMER DEMAND.
- ----------------------------

    The Sparrows Point Division was profitable in 1994 and improved its performance in many areas including productivity, quality and customer service. Its blast furnace produced a record 3.3 million tons of iron last year, while its two-strand continuous caster set a North American monthly record of 327,924 tons and a Division annual record of 3.6 million tons.

    In addition to operating four coating lines at the Division, Sparrows Point is now shipping cold rolled sheet to our new Double G Coatings joint venture near Jackson, Mississippi. This coating facility, which went into production in 1994, produces high valued galvanized and Galvalume(R) sheet products for the growing light construction market in the South-Central states.

    Among our other Divisions, Pennsylvania Steel Technologies (PST) is this country's largest rail producer. It recently completed an $80 million modernization program--including new steelmaking and rail head-hardening facilities--to establish it as the low cost North American producer of high quality railroad rails, flat bars and specialty blooms. These new facilities went into production in 1994, and PST is now shipping premium head-hardened rails and high quality blooms to its customers.

    As we previously announced, we will be discontinuing integrated iron and steel production and heavy beam production at our Bethlehem Structural Products Corporation (BSPC) in Bethlehem, Pennsylvania in 1995. BSPC is now implementing plans for improving its combination mill that will allow it to continue to produce a wide variety of light and medium structural products, including structural shapes, sheet piling and special sections. A significant amount of the semifinished blooms that will be rolled on BSPC's combination mill will come from PST.

    While 1994 was a year of considerable progress, we also had some disappointments. The severe winter weather early in the year impaired our results. Some of our Divisions did not perform as well as others, and we have developed and are implementing plans for improving their performance.

REBUILDING OUR FINANCIAL STRENGTH

We made significant progress in 1994 toward rebuilding our financial strength. We increased our operating cash flow by about 90 percent to $384 million. We also increased our revolving credit agreement by $100 million to a total of $500 million.

    With respect to our capital structure, one of our highest priorities is to fund our pension obligation as quickly as possible. In 1994, we contributed over $470 million to our pension fund, largely as a result of a $355 million Common Stock offering. This contribution, and the rise in interest rates, resulted in improving the funding status of our pension obligation to about 75 percent of our total pension obligation.

    As a result of our net income, the issuance of common stock and the reduction in our long-term obligations, principally pension, our total debt and other long-term obligations to invested capital ratio improved significantly, from 86 to 76 percent.

    These actions are directed toward increasing Bethlehem's stockholder value over the longer term.

CONTINUOUSLY IMPROVING

Our employees know that we must continuously improve our performance every day in everything that we do. This is especially important in the areas of serving our customers, dealing with suppliers, increasing the productivity of our facilities, having partnerships among our employees, and improving quality and safety.

Customers

We know that customers are at the very core of our business and our success depends upon their success. That's why we are working very hard at establishing partnerships with them. We recognize that their problems are our problems and that we can often help them in developing solutions. One of the ways we are able to do this is through extensive research, technical and operating support services.
- --------------------------------------------------------------------------------
                                                   BETHLEHEM STEEL CORPORATION 3

- ----------------------------
PARTNERSHIP ACTIVITIES AMONG
OUR EMPLOYEES ARE ESSENTIAL.
WE KNOW THAT IN ORDER
FOR US TO BE SUCCESSFUL, OUR
EMPLOYEES MUST WORK
CONSTRUCTIVELY TOGETHER.
- ----------------------------

    When our customers buy steel from us, they are buying a customized product from a customer-driven corporation dedicated to quality and service. For example, with our automotive customers, it means our early involvement with them to help specify optimum grades of steel for new models. We have also recently established a joint venture to produce tailored welded blanks for complex auto body stampings to achieve more efficient design.

Suppliers

Bethlehem has strengthened its procurement activities by aligning Corporate and Business Divisions along their respective core competencies. Additionally, in the past year, a Procurement Council has been formed to provide strategic direction to our sourcing of materials, supplies, services and capital equipment, and to aggressively initiate and coordinate process changes to increase our competitiveness throughout the corporation.

    We are systematically reviewing each area of procurement for opportunities to increase value and reduce costs through a combination of expanding global sourcing, increasing and benefiting from our purchasing leverage, improving joint processes with suppliers, partnering with selected suppliers, aligning our sourcing and transportation, and improving our information base to support discussions with suppliers.

    Our overall objectives are to increase value and reduce the costs associated with purchased materials, supplies, capital equipment and services. We intend to strengthen our relationships with selected suppliers who demonstrate a willingness and ability to work with us to achieve mutual objectives.

Production and Finishing Capability

As part of our objective to continuously improve, Bethlehem has operated its Burns Harbor and Sparrows Point steelmaking facilities over much of the last two years at a rate higher than their rated capability. This has been accomplished primarily through process improvements that have required no capital investments. We have plans under study to further enhance our existing steelmaking capability at these locations with several selective low-capital investments. Our finishing capability has also been expanded with the addition of new coating lines that have enhanced our value added product mix.

Employee Partnerships

Partnership activities among our employees are essential. We know that in order for us to be successful, our employees must work constructively together. For example, at Sparrows Point, 24 Area Partnership Committees were formed and trained. In addition, departmental committees began to implement productivity initiatives, and 30 problem-solving teams have been formed. We are also making progress with partnership activities at Burns Harbor. It now has 17 area and 16 safety partnership coordinators and 18 problem-solving teams. Employees there have developed more than 9,000 suggestions for improvements, half of which have been implemented.

    An important part of the partnership effort with the United Steelworkers of America (USWA) was the election of Lewis B. Kaden to our Board of Directors. In 1994, he was designated by the USWA for consideration as a director under the terms of the 1993 labor agreement between Bethlehem and the USWA.

    Another significant initiative was the development of a Financial Management course for our employees. We believe that every employee should know why we must achieve sufficient earnings to justify our stockholders' investment and how their performance relates directly to the achievement of our plans. The course was started in 1994, and we plan for all employees to complete it over the next few years.

Quality

Our Burns Harbor Division is a major supplier of the high quality sheet steel required for the automotive industry's most demanding applications. Burns

- --------------------------------------------------------------------------------
4 BETHLEHEM STEEL CORPORATION

Harbor supplies steel for 80 models of 1995 cars, vans and pickups produced in the United States. Burns Harbor has won the top quality awards from the "Big Three" automakers and foreign automakers with operations in the United States.

    A very important step for our future, particularly in an increasingly global market, is ISO Certification. The International Organization for Standardization was founded to develop common standards for trade, manufacturing and communications. Most steel customers are now, or soon will be, specifying that products be manufactured under rigorous ISO quality standards. Four of our operations have now achieved ISO-9002 quality certification--Sparrows Point, Burns Harbor, Lackawanna Galvanized Products, and BethShip, Sparrows Point Yard. Other Bethlehem Business Divisions are also well on their way to achieving ISO Certification.

- ----------------------------
AS WE ENTER 1995, DEMAND
CONTINUES TO BE STRONG IN
NEARLY ALL OF OUR MARKETS
DESPITE HIGHER INTEREST RATES.
- ----------------------------

Safety

In 1994, we advanced our commitment throughout the corporation to improving workplace safety and environmental compliance. We also formed a Corporate Council on Safety, Health and Environment and established a new and separate Department for Safety, Health and Environment headed by a principal corporate officer.

OUTLOOK

The economy and steel markets showed considerable strength in 1994, resulting in improved steel prices and shipments. However, imports of steel products entered our market at record levels during 1994 resulting in high year-end inventories. As we enter 1995, demand continues to be strong in nearly all of our markets despite higher interest rates. We expect domestic steel consumption this year to be about the same as in 1994. Our markets will be supported by an expanding world economy that should increase export demand for our customers' products in foreign markets and reduce imported steel into the United States.

    We currently estimate that industry shipments in 1995 may decline somewhat from the 95 million tons in 1994, primarily as a result of a reduction in customer inventories early in the year.

    On international trade, Bethlehem has supported both NAFTA and GATT because we believe those measures are good for our country, our customers and our corporation. We are a customer-driven corporation, and our customers in the automotive, machinery, construction, equipment and other industries export large amounts of products containing steel. What helps our customers increase their exports will help our steel businesses, our employees and our stockholders. We continue to be concerned about the high level of unfairly traded steel imports, and have under continuous review appropriate actions to deal with them.

    There are opportunities for the domestic low cost producers of high quality steel. These include new uses of steel such as in residential housing, shipments into the export market, and displacing imports into this market. As previously described, Bethlehem is pursuing these opportunities by increasing our steelmaking and finishing capabilities within certain of our existing Business Divisions.We expect to realize higher steel prices during the year, and we believe our costs will improve as our newly modernized facilities at Burns Harbor and PST become fully operational. We are well positioned for the future and are committed to achieving our Vision and Objectives by effectively implementing our Strategy.

    Bethlehem's success ultimately depends on the skill, dedication and support of our employees. On behalf of the Board of Directors, I especially want to thank them for their outstanding efforts in 1994.


/s/ HANK BARNETTE
- ------------------
Curtis H. Barnette, Chairman
January 25, 1995

- --------------------------------------------------------------------------------
                                                   BETHLEHEM STEEL CORPORATION 5

FINANCIAL REVIEW AND OPERATING ANALYSIS


GENERAL

Bethlehem reported net income of $81 million in 1994 compared to net losses of $266 million in 1993 and $550 million in 1992. Excluding the effects in 1993 and 1992 of the restructuring charges and changes in accounting discussed below, Bethlehem had net income of $24 million in 1993 and a net loss of $210 million in 1992. The improvement in results for 1994 compared to 1993 was primarily due to strong demand from the automotive, light construction and machinery markets that improved our realized prices, volume and mix.

    The net loss for 1993 included a $350 million restructuring charge ($290 million after-tax). See Note D, Estimated Restructuring Losses, to the Consolidated Financial Statements. In addition, 1993 results included a one-time tax benefit of $25 million resulting from new tax legislation (see Note E, Taxes, to the Consolidated Financial Statements) and approximately $20 million in unusual costs incurred in connection with the labor contracts negotiated during 1993. See "Employees and Employment Costs" on page 9.

    The net loss for 1992 included a $340 million net charge for the cumulative effect of changes in accounting, a $25 million litigation charge and a $31 million gain at the BethShip Division for recovery of losses reported in prior years on a United States Navy contract.

SEGMENT RESULTS

Basic Steel Operations. The Basic Steel Operations segment had income from operations of $166 million in 1994 compared to losses from operations of $274 million in 1993 and $214 million in 1992. Excluding the effect in 1993 of the previously mentioned restructuring charge, this segment had income from operations of $76 million in 1993.

    The improvement in this segment's operating results for the year 1994 compared to the year 1993 (excluding the restructuring charge) was due to higher realized steel prices, increased shipments and an improved product mix for flat rolled products. Average realized prices on a constant mix basis were 5% higher in 1994 than in 1993. This segment shipped 9.3 million net tons of steel products in 1994 compared to 9.0 million net tons in 1993 and 8.4 million net tons in 1992.

    Raw steel production of the Basic Steel Operations segment, excluding discontinued facilities, was 9.8 million net tons in 1994 compared to 10.3 million net tons in 1993 and 10.0 million net tons in 1992.

    The effects of changes in average realized prices, product mix and volume on total steel mill product revenues during the last two years were as follows:


- -------------------------------------------------------------
                                     INCREASE FROM PRIOR YEAR
- -------------------------------------------------------------
                                   1994                  1993
- -------------------------------------------------------------
Realized prices                       5%                    1%
Product mix                           4                     3
Volume                                3                     7
- -------------------------------------------------------------
  Total Revenues                     12%                   11%
=============================================================

         The benefit of these improvements in revenues in 1994 was partially offset by higher operating costs incurred in connection with capital projects at Burns Harbor and Pennsylvania Steel Technologies (PST) and severe winter weather early in the year, as well as losses at Bethlehem Structural Products Corporation (BSPC) and PST. Employment costs were also higher, principally from profit-sharing and pension expense.

         The Burns Harbor Division shipped a record 5.1 million tons of steel products in 1994 compared to 4.8 million tons in 1993 and 4.4 million tons in 1992 and incurred approximately $120 million in higher operating costs in connection with a blast furnace reline and a coke oven rebuild. While these projects were under way, raw steel and coke production were reduced and we incurred significantly higher costs for purchased slabs and coke.

    The Sparrows Point Division shipped 2.9 million tons of steel products in 1994 compared to 2.8 million tons in 1993 and 2.7 million tons in 1992, and in 1994 realized the benefit of significant capital investments made in recent years for a modernized hot-strip mill and a new hot-dip galvanizing line.

    In 1994, BSPC incurred operating problems at its blast furnace operations, weak demand for heavy structural shapes and higher costs resulting from severe winter weather. As previously announced, BSPC will phase out its iron and steelmaking operations, production of heavy structural shapes, and foundry operations in 1995. Future structural shapes production will be consolidated on the 44-inch rolling mill, which is being upgraded and which will be sourced with continuously cast steel produced primarily at PST's newly modernized steelmaking facilities.

    PST completed a modernization program in late 1994 designed to establish it as the low cost North American producer of high quality railroad rails, flat bars and specialty blooms. Start-up costs incurred in connection with the modernization program, higher scrap costs and costs resulting from severe winter weather, combined with lower shipments of rail products in 1994, hampered their results. As PST's modernized facilities achieve their design capability,


- --------------------------------------------------------------------------------
                                                   BETHLEHEM STEEL CORPORATION 7

Bethlehem expects to benefit from higher shipments of premium head-hardened rail, lower costs and improved quality.

PERCENTAGE OF BETHLEHEM'S NET SALES
BY SEGMENT AND MAJOR PRODUCT
- -------------------------------------------------------------------------
                                     1994             1993           1992
- -------------------------------------------------------------------------
Basic Steel Operations
Steel mill products:
 Sheets and tin mill products        66.1%            63.1%          59.1%
 Plates                              14.0             13.6           13.3
 Structural shapes and piling         6.7              8.5            9.6
 Rail products                        2.8              3.6            2.8
 Bars, rods and semifinished          1.2              1.2            2.6
 Other steel mill products            1.3               .8            1.2
Other products and services
 (including raw materials)            5.5              6.8            7.5
- -------------------------------------------------------------------------
                                     97.6             97.6           96.1
Steel Related Operations              2.4              2.4            3.9
- -------------------------------------------------------------------------
                                    100.0%           100.0%         100.0%
=========================================================================

PERCENTAGE OF STEEL MILL PRODUCT
SHIPMENTS BY PRINCIPAL MARKET
- -------------------------------------------------------------------------
 (Based on net tons shipped)         1994             1993           1992
- -------------------------------------------------------------------------
Principal Market
Service Centers, Processors
  and Converters (including
  semifinished customers)            45.9%            47.3%          46.3%
Transportation
  (including automotive)             24.2             22.2           19.9
Construction                         14.7             15.5           16.0
Containers                            5.7              5.4            4.8
Machinery                             4.9              5.1            5.5
Other                                 4.6              4.5            7.5
- -------------------------------------------------------------------------
                                    100.0%           100.0%         100.0%
=========================================================================

Includes shipments to Bethlehem's manufacturing and fabricating operations.

Steel Related Operations. The Steel Related Operations segment (comprising the BethShip Division, BethForge, Inc. and CENTEC) reported a loss from operations of $32 million in 1994 compared to a loss from operations of $22 million in 1993 and income from operations of $11 million in 1992. The businesses of this segment experienced losses in 1994 due to a weak ship repair market, costs related to severe winter weather and higher operating costs, primarily related to BethForge's modernization program. Losses in 1993 were due to weak market conditions and costs incurred at the BethShip Division in connection with a new labor agreement. The 1992 results at the BethShip Division included a $31 million gain for recovery of losses reported in prior years on a United States Navy contract.

    In 1995, the BethForge modernization program should improve cost and quality competitiveness. BethForge will discontinue operating its electric furnace steelmaking and ingot production facilities in Bethlehem later this year. Lower cost, higher quality ingots will then be supplied from PST's newly modernized steelmaking facilities. Also, the ship repair market has recently shown some improvement.

LIQUIDITY

At December 31, 1994, total liquidity, comprising cash, cash equivalents and available borrowings under bank commitments, was $566 million compared to $523 million at December 31, 1993. Cash and cash equivalents were $160 million at December 31, 1994 compared to $229 million at December 31, 1993, and $406 million was available under Bethlehem's revolving credit agreement.

    Cash provided from operating activities in 1994 was $384 million compared to $203 million in 1993 and $135 million in 1992. Principal uses of cash during 1994 were for pension funding, capital expenditures and debt repayments.

    Bethlehem contributed $472 million to its pension fund in 1994 compared to $261 million in 1993 and $40 million in 1992. Contributions included net proceeds of $355 million from a public offering of Common Stock in March 1994. As a result of these contributions and the increase in long-term interest rates, Bethlehem's pension liability decreased to $1.1 billion at December 31, 1994 from $1.6 billion at December 31, 1993. The decrease in pension liability arising from the increase in long-term interest rates resulted in an increase in stockholders' equity of $50 million at December 31, 1994. See Note L, Stockholders' Equity, to the Consolidated Financial Statements.

    In December 1994, Congress passed new pension legislation. The new legislation is not expected to significantly increase Bethlehem's annual required minimum contribution to its pension plans for the next several years, but it will increase over time the annual premium due to the Pension Benefit Guaranty Corporation. Bethlehem has contributed amounts to its pension fund substantially in excess of amounts required under current law and regulations. As a result, Bethlehem currently has a funding standard credit balance which would allow it under current law and regulations to defer all pension funding for about two years, although it presently has no plans to do so.


- --------------------------------------------------------------------------------
8 BETHLEHEM STEEL CORPORATION

    Bethlehem realized net cash proceeds from asset sales of $32 million in 1994, primarily from the sale of the remaining assets of its former Bar, Rod and Wire Division.

    During 1994, Bethlehem issued approximately $31 million in new debt, principally to fund the construction of a solid waste facility at Burns Harbor, and refinanced about $103 million in tax-exempt revenue bonds. The proceeds were used to refund existing bonds that would have matured over the next several years.

    During 1994, Bethlehem received additional bank commitments under its 1992 revolving credit agreement raising its total borrowing capacity to $500 million from $400 million. Bethlehem's accounts receivable and inventories are pledged as collateral under the agreement. This agreement expires at the end of 1996.

    At December 31, 1994, no amounts were outstanding under Bethlehem's 1992 revolving credit agreement and $94 million was used for letters of credit. At December 31, 1993, there were no borrowings under the agreement and $106 million in letters of credit were outstanding.

    During 1994, Bethlehem repaid about $100 million in debt and capital lease obligations. Major uses of funds in 1995 include an estimated $350 million of capital expenditures, repayment of approximately $90 million of debt and capital lease obligations, and contributions to its pension fund. Bethlehem expects to maintain an adequate level of liquidity throughout 1995 from cash flow from operations, reductions in working capital and available borrowings under its revolving credit agreement.

COMMON STOCK MARKET AND DIVIDEND INFORMATION
- -----------------------------------------------------------------------------
                                1994                            1993
- -----------------------------------------------------------------------------
                               PRICES*                         PRICES*
                         --------------------          ----------------------
PERIOD                   HIGH           LOW            HIGH             LOW
- -----------------------------------------------------------------------------
First Quarter          $24.125        $19.875        $20.000          $14.875
Second Quarter          21.875         16.875         21.000           16.375
Third Quarter           23.750         18.875         19.125           12.875
Fourth Quarter          20.625         16.500         20.625           13.750
=============================================================================

 *The principal market for Bethlehem Common Stock is the New York Stock Exchange. Bethlehem Common Stock is also listed on the Chicago Stock Exchange. The high and low sales prices of the Common Stock as reported in the consolidated transaction reporting system are shown. The trading symbol for Bethlehem Common Stock is BS. Bethlehem has not paid a dividend on its Common Stock since the fourth quarter of 1991.

CAPITAL EXPENDITURES

Capital expenditures were $445 million in 1994 compared to $327 million in 1993 and $329 million in 1992. During 1994, one of Burns Harbor's two coke oven batteries was rebuilt and one of its two blast furnaces was relined. Burns Harbor's operating costs per ton were higher while these projects were under way due primarily to lower raw steel and coke production and increased costs for purchased slabs and coke. Work also progressed during 1994 on the construction of a coal injection facility that will lower the Division's operating costs through elimination of the use of natural gas as a blast furnace injectant and a reduction of the use of coke in the blast furnaces. This facility is expected to be operational in the first quarter of 1995.

    In late 1994, PST completed a modernization program which includes a 1.2 million ton state-of-the-art DC electric furnace, in-line rail head-hardening equipment, a ladle furnace and a vacuum degassing unit.

    Approximately $259 million of additional capital expenditures were authorized in 1994. At December 31, 1994, the estimated cost of completing authorized capital expenditures was approximately $325 million compared to $676 million at December 31, 1993. Such authorized capital expenditures are expected to be completed during the 1995-1997 period.

EMPLOYEES AND EMPLOYMENT COSTS

At year-end 1994, Bethlehem had approximately 19,900 employees compared to approximately 20,600 employees at the end of 1993 and 22,600 employees at the end of 1992. Approximately two-thirds of Bethlehem's employees are covered by its labor agreements with the United Steelworkers of America (USWA).

    Under the terms of Bethlehem's 1993 labor agreements with the USWA, eligible employees at most steel operations received lump-sum bonuses totaling $14 million during 1994. On March 1, 1995, each eligible employee will receive a bonus of either $500 or 25 shares of Bethlehem Common Stock, at the election of the employee, and on August 1, 1995, each such employee will receive a $.50 per-hour wage increase.

    Under the terms of the 1993 labor agreements, a new profit-sharing plan was established, effective January 1, 1994, equal to 8% of consolidated income before taxes, unusual items and expenses applicable to the plan plus 2% of adjusted profits of certain operations. In addition, under other provisions of the labor agreements, Bethlehem is required to pay "shortfall amounts" each year up to 10% of


- --------------------------------------------------------------------------------
                                                   BETHLEHEM STEEL CORPORATION 9
the first $100 million and 20% in excess of $100 million of consolidated income before taxes, unusual items and expenses applicable to the plan. Shortfall amounts arise when employees terminate employment and ESOP Preference Stock, held in trust for employees in reimbursement for wage and benefit reductions in prior years, is converted into Common Stock and sold for amounts less than the stated value of the Preference Stock ($32 for Series A and $40 for Series B). Bethlehem expects to pay approximately $30 million for profit-sharing and shortfall amounts in early 1995. As of December 31, 1994, shortfall amounts to be paid out of future profits were about $7 million.

    Under the terms of the profit-sharing plan provided for in the 1989 labor agreement with the USWA, no material profit-sharing payments were required for the 1992 and 1993 plan years. Under other provisions of that labor agreement, Bethlehem issued approximately 134,800 shares of Series B Preference Stock in 1994 and approximately 211,400 shares in 1993 to a trustee for the benefit of employees for 1993 and 1992, respectively, and expects to issue approximately 40,900 shares in early 1995 for the 1994 plan year.

    For additional information concerning Bethlehem's employment costs, see the table below.

EMPLOYMENT COST SUMMARY--ALL EMPLOYEES
- ----------------------------------------------------------------------------
(Dollars in millions)                          1994        1993        1992
- ----------------------------------------------------------------------------
Salaries and Wages                          $  999.3    $  950.9    $1,058.0
Employee Benefits (including retirees):
 Pension Plans:
  Actives                                      108.0        84.3        87.3
  Retirees                                      95.1        99.3       101.4
 Medical and Insurance:
  Actives                                      152.2       140.9       143.2
  Retirees                                     114.5       110.9       111.6
 Payroll Taxes                                  90.1        89.1        88.7
 Workers' Compensation                          46.3        43.8        48.6
 Supplemental Unemployment,
  Savings Plan and Other                        27.5        27.9        25.2
- ----------------------------------------------------------------------------
 Total Benefit Costs                           633.7       596.2       606.0
- ----------------------------------------------------------------------------
 Total Employment Costs                     $1,633.0    $1,547.1    $1,664.0
============================================================================
Employment Costs as a Percent
 of Net Sales                                   33.9%       35.8%       41.5%
============================================================================


ENVIRONMENTAL MATTERS

Bethlehem is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, air emissions, waste water discharges and solid and hazardous waste disposal. During the five years ended December 31, 1994, Bethlehem spent approximately $275 million for environmental control equipment. Expenditures for new environmental control equipment totaled approximately $44 million in 1994, $35 million in 1993 and $18 million in 1992. The costs incurred in 1994 to operate and maintain existing environmental control equipment were approximately $115 million (excluding interest costs but including depreciation charges of $18 million) compared to $125 million in 1993 and $130 million in 1992.

    Negotiations between Bethlehem and federal and state regulatory agencies are being conducted to resolve differences in interpretation of certain environmental control requirements. In some instances, those negotiations are being held in connection with the resolution of pending environmental proceedings. Bethlehem believes that there will not be any significant curtailment or interruptions of any of its important operations as a result of these proceedings and negotiations. Existing environmental laws may be amended, new laws may be enacted by Congress and state legislatures, and new environmental regulations may be issued by regulatory agencies. For these reasons, Bethlehem cannot predict the specific environmental control requirements that it will face in the future. Based on existing and anticipated regulations promulgated under presently enacted legislation, Bethlehem currently estimates that capital spending for installation of new environmental control equipment will range from $40 million to $50 million in each of the next two years. However, estimates of future capital expenditures and operating costs required for environmental compliance are imprecise due to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

    Although it is possible that Bethlehem's future results of operations in particular quarterly or annual periods could be materially affected by the future costs of environmental compliance, Bethlehem believes that the future costs of environmental compliance will not have a material adverse effect on its consolidated financial position or on its competitive position with respect to other integrated domestic steelmakers that are subject to the same environmental requirements.


- --------------------------------------------------------------------------------
10 BETHLEHEM STEEL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

- -------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31
- -------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)                               1994           1993           1992
- -------------------------------------------------------------------------------------------------------------
NET SALES                                                              $4,819.4       $4,323.4       $4,007.9
- -------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
Cost of sales                                                           4,287.3        3,834.2        3,789.9
Depreciation (Note A)                                                     261.1          277.5          261.7
Selling, administration and general expense                               137.4          156.9          159.3
Estimated restructuring losses (Note D)                                     --           350.0            --
- -------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                                4,685.8        4,618.6        4,210.9
- -------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                                             133.6         (295.2)        (203.0)

FINANCING INCOME (EXPENSE):
Interest and other financing costs (Note A)                               (46.2)         (63.2)         (57.2)
Interest income                                                             7.1            7.1            4.9
- -------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING                                 94.5         (351.3)        (255.3)

BENEFIT (PROVISION) FOR INCOME TAXES (NOTE E)                             (14.0)          85.0           45.0
- -------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN
ACCOUNTING-$.35, ($3.37) AND ($2.86) PER SHARE                             80.5         (266.3)        (210.3)

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING-
($4.15) PER SHARE (NOTE B)                                                  --             --          (340.0)
- -------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                          80.5         (266.3)        (550.3)

DIVIDENDS ON PREFERRED AND PREFERENCE STOCK                                43.1           39.8           24.3
- -------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK-$.35,
($3.37) AND ($7.01) PER SHARE                                          $   37.4       $ (306.1)      $ (574.6)
=============================================================================================================

The accompanying Notes are an integral part of the Consolidated Financial Statements.
- --------------------------------------------------------------------------------
                                                  BETHLEHEM STEEL CORPORATION 11

CONSOLIDATED BALANCE SHEETS

- -------------------------------------------------------------------------------------------------------------
                                                                                                  DECEMBER 31
- -------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)                                              1994           1993
- -------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note A)                                                    $  159.5       $  228.9
Receivables, less allowances of $18.6 and $16.3 (Note F)                                 519.5          503.2
Inventories (Notes A and F)
  Raw materials and supplies                                                             331.9          341.9
  Finished and semifinished products                                                     534.9          494.8
  Contract work in progress less billings of $2.3 and $10.3                               16.1           15.8
- -------------------------------------------------------------------------------------------------------------
   Total Inventories                                                                     882.9          852.5
Other current assets                                                                       7.2            6.5
- -------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                   1,569.1        1,591.1
PROPERTY, PLANT AND EQUIPMENT less accumulated depreciation of
  $4,167.9 and $4,107.0 (Note A)                                                       2,759.3        2,634.3
INVESTMENTS AND MISCELLANEOUS ASSETS (NOTE A)                                            124.2          124.0
DEFERRED INCOME TAX ASSET-NET (NOTE E)                                                   903.2          926.7
INTANGIBLE ASSET-PENSIONS (NOTE H)                                                       426.6          600.6
- -------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                          $5,782.4       $5,876.7
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                      $  387.0       $  360.9
Accrued employment costs                                                                 165.8          130.1
Postretirement benefits other than pensions (Note I)                                     138.0          132.3
Accrued taxes (Note E)                                                                    67.6           65.4
Debt and capital lease obligations (Note F)                                               88.9           95.5
Other current liabilities                                                                163.9          130.0
- -------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                              1,011.2          914.2
PENSION LIABILITY (NOTES D AND H)                                                      1,117.1        1,613.6
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (NOTES D AND I)                            1,441.4        1,448.3
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (NOTE F)                                    668.4          718.3
OTHER LONG-TERM LIABILITIES                                                              388.5          485.7
STOCKHOLDERS' EQUITY (NOTES J, K, AND L):
Preferred Stock-at $1 per share par value (aggregate liquidation
  preference of $481.2); Authorized 20,000,000 shares                                     11.6           11.6
Preference Stock-at $1 per share par value (aggregate liquidation
  preference of $89.0); Authorized 20,000,000 shares                                       2.6            2.8
Common Stock-at $1 per share par value; Authorized 150,000,000 shares;
  Issued, 111,882,276 and 93,412,852 shares                                              111.9           93.4
  Held in Treasury, 1,996,715 and 2,003,760 shares at cost                               (59.5)         (59.7)
Additional Paid-in Capital                                                             1,948.6        1,588.4
Accumulated Deficit                                                                     (859.4)        (939.9)
- -------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                             1,155.8          696.6
- -------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $5,782.4       $5,876.7
=============================================================================================================

The accompanying Notes are an integral part of the Consolidated Financial Statements.
- --------------------------------------------------------------------------------
12 BETHLEHEM STEEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                     YEAR ENDED DECEMBER 31
- ---------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                                       1994         1993          1992
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income (Loss)                                                                        $  80.5      $(266.3)      $(550.3)
Adjustments for items not affecting cash from operating activities:
  Depreciation                                                                             261.1        277.5         261.7
  Deferred income taxes                                                                     13.0        (87.0)        (45.0)
  Other-net                                                                                 15.8         19.6          26.5
  Estimated restructuring losses (Note D)                                                    --         350.0           --
  Cumulative effect of changes in accounting (Note B)                                        --           --          340.0
Working capital*:
  Receivables                                                                              (22.7)       (99.9)          5.2
  Inventories                                                                              (28.1)         --          172.8
  Accounts payable                                                                          20.6          --          (59.2)
  Employment costs and other                                                                45.8         (5.6)        (17.6)
Other-net                                                                                   (2.3)        14.9           1.0
- ---------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATING ACTIVITIES                                                    383.7        203.2         135.1
- ---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                                                      (444.6)      (327.1)       (328.7)
Cash proceeds from sales of businesses and assets                                           32.4         15.2         124.9
Other-net                                                                                   (1.4)         5.6           7.2
- ---------------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                                                        (413.6)      (306.3)       (196.6)
- ----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Pension financing (funding) (Note H):
  Pension expense                                                                          203.1        183.6         188.7
  Pension funding                                                                         (472.3)      (261.1)        (40.2)
Revolving and other credit borrowings (payments)-net                                         --         (80.0)        (74.0)
Long-term debt borrowings (Note F)                                                          31.1        171.2         104.0
Long-term debt and capital lease payments (Note F)                                         (99.9)       (73.8)       (105.3)
Cash dividends paid (Note L)                                                               (40.4)       (36.1)        (22.5)
Preferred Stock issued (Note L)                                                              --         248.4           --
Common Stock issued (Note L)                                                               355.3          --          171.3
Other payments                                                                             (16.4)       (28.4)        (36.1)
- ---------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES                                         (39.5)       123.8         185.9
- ---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       (69.4)        20.7         124.4
CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD                                              228.9        208.2          83.8
- ---------------------------------------------------------------------------------------------------------------------------
                         -END OF PERIOD                                                  $ 159.5      $ 228.9       $ 208.2
===========================================================================================================================
SUPPLEMENTAL CASH PAYMENT INFORMATION:
Interest, net of amount capitalized                                                      $  41.6      $  55.7       $  57.1
Income taxes (Note E)                                                                    $    .2      $   3.7       $   1.3
- ---------------------------------------------------------------------------------------------------------------------------

 *Excludes Financing Activities and Investing Activities.

The accompanying Notes are an integral part of the Consolidated Financial Statements.

- --------------------------------------------------------------------------------
                                                  BETHLEHEM STEEL CORPORATION 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES

Principles of Consolidation-The consolidated financial statements include the accounts of Bethlehem Steel Corporation and all majority-owned subsidiaries and joint ventures.

Cash and Cash Equivalents-Cash equivalents consist primarily of overnight investments, certificates of deposit and other short-term, highly liquid instruments generally with original maturities at the time of acquisition of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market.

Inventories-Inventories are valued at the lower of cost (principally FIFO) or market. Contract work in progress is valued at cost less billings. Estimated losses are recognized when first apparent and partial profits are based on percentage of completion.

Investments-Investments in associated enterprises accounted for by the equity method were $47 million and $59 million at December 31, 1994 and 1993. Associated enterprises are primarily 50% or less interests in steel sheet coating and mining operations.

Property, Plant and Equipment-Property, plant and equipment is stated at cost. Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense. Gains or losses on dispositions of property, plant and equipment are recognized in income. Interest is capitalized on significant construction projects and totaled $31, $9 and $17 million in 1994, 1993 and 1992.

         Our property, plant and equipment by major classification is:

- -----------------------------------------------------------
                                                DECEMBER 31
- -----------------------------------------------------------
(Dollars in millions)                    1994          1993
- -----------------------------------------------------------
Land (net of depletion)             $    38.8     $    50.9
Buildings                               682.9         670.1
Machinery and equipment:
Steel manufacturing                   5,364.8       4,960.2
Other                                   639.2         739.5
- -----------------------------------------------------------
                                      6,725.7       6,420.7
Accumulated depreciation             (4,167.9)     (4,107.0)
- -----------------------------------------------------------
                                      2,557.8       2,313.7
Construction-in-progress                201.5         320.6
- -----------------------------------------------------------
Total                               $ 2,759.3     $ 2,634.3
===========================================================

Depreciation-Depreciation, which includes amortization of assets under capital leases, is based upon the estimated useful lives of each asset group. The estimated useful life is 18 years for most steel producing assets. Steel assets, other than blast furnace linings, and most raw material producing assets are depreciated on a straight-line basis adjusted by an activity factor. This factor is based on the ratio of production and shipments for the current year to the average production and shipments for the current and preceding four years at each operating location. Annual depreciation after adjustment for this activity factor is not less than 75% nor more than 125% of straight-line depreciation. Depreciation after adjustment for this activity factor was $10 million more than straight-line in 1994 and $4 million more than straight-line in 1993 and $6 million less than straight-line in 1992. Through December 31, 1994, $28 million less accumulated depreciation has been recorded under this method than would have been recorded under straight-line depreciation.

    The cost of blast furnace linings is depreciated on a unit-of-production basis. All other assets are depreciated on a straight-line basis.

Foreign Currency, Interest Rate and Commodity Price Risk Management-Periodically, we enter into (1) foreign currency exchange contracts principally to manage the cost of firm purchase commitments for capital equipment or other purchased goods and services denominated in a foreign currency, (2) interest rate swap agreements to fix the interest rate on certain floating rate debt and (3) commodity (principally natural gas, zinc and other metals) contracts to fix the cost of a portion of our related annual requirements. Generally, foreign currency and commodity contracts are for periods of less than a year. The gains or losses on these contracts are reflected in the cost of goods or services purchased. Net payments or receipts on interest rate swaps are reflected in interest expense. Gains or losses on swaps settled or terminated are deferred and amortized to interest expense over the life of the related debt. Currency and commodity contracts outstanding during the years and at year end were not material. Also, see Note F, Long-term Debt and Capital Lease Obligations.

B. ACCOUNTING CHANGES

During 1992, we adopted two new Financial Accounting Standards Board Statements, No. 106, Accounting for Postretirement Benefits Other Than Pensions and No. 109, Accounting for Income Taxes. The cumulative effect of these changes in accounting recorded as of January 1, 1992 was a $340 million net charge to income. Prior years' financial statements were not restated for these changes.

    Statement No. 106 requires postretirement benefits other than pensions, principally health care and life insurance, to be accrued as an expense over the period active employees become eligible for the benefits. Previously, such


- --------------------------------------------------------------------------------
14 BETHLEHEM STEEL CORPORATION
retiree benefits were generally expensed as claims were incurred. The cumulative effect of adopting Statement No. 106 was a $745 million charge, net of a $380 million deferred income tax benefit.

    Statement No. 109 requires financial statements to reflect deferred taxes for the future tax consequences of events recognized in different years for financial reporting and tax reporting purposes. The cumulative effect of adopting Statement No. 109 was a $405 million credit for the net deferred income tax asset.

C. INDUSTRY SEGMENT INFORMATION


- --------------------------------------------------------------------------------------------------
(Dollars in millions)                                           1994           1993           1992
- --------------------------------------------------------------------------------------------------
SALES:
Trade:
Basic Steel Operations                                        $4,702.4       $4,217.5       $3,849.7
Steel Related Operations                                         117.0          105.9          158.2
Intersegment:
Basic Steel Operations                                             3.8            1.7            8.1
Steel Related Operations                                          19.4           13.7           21.6
Eliminations                                                     (23.2)         (15.4)         (29.7)
- ----------------------------------------------------------------------------------------------------
  Total                                                       $4,819.4       $4,323.4       $4,007.9
====================================================================================================
ESTIMATED RESTRUCTURING LOSSES:
Basic Steel Operations                                        $    --        $  350.0       $     --
====================================================================================================
INCOME (LOSS) FROM
OPERATIONS:
Basic Steel Operations                                        $  166.0       $ (273.6)      $ (214.3)
Steel Related Operations                                         (32.4)         (21.6)          11.3
- ----------------------------------------------------------------------------------------------------
  Total                                                       $  133.6       $ (295.2)      $ (203.0)
====================================================================================================
SHIPMENTS (tons in thousands):
Basic Steel Operations                                           9,251          8,997          8,431
====================================================================================================
IDENTIFIABLE ASSETS:
Basic Steel Operations                                        $4,106.0       $3,930.6       $3,896.3
Steel Related Operations                                         102.7          119.9          139.0
Corporate                                                      1,573.7        1,826.2        1,457.7
- ----------------------------------------------------------------------------------------------------
  Total                                                       $5,782.4       $5,876.7       $5,493.0
====================================================================================================
DEPRECIATION:
Basic Steel Operations                                        $  252.6       $  271.9       $  256.0
Steel Related Operations                                           8.5            5.6            5.7
- ----------------------------------------------------------------------------------------------------
  Total                                                       $  261.1       $  277.5       $  261.7
====================================================================================================
CAPITAL EXPENDITURES:
Basic Steel Operations                                        $  432.1       $  323.8       $  325.8
Steel Related Operations                                          12.5            3.3            2.9
- ----------------------------------------------------------------------------------------------------
  Total                                                       $  444.6       $  327.1       $  328.7
====================================================================================================

    A general description of our segments and their products and services is contained under the heading "Bethlehem's Segments" on page 6 of this Report.

    Intersegment sales are generally at market prices. Corporate assets consist primarily of cash and cash equivalents, investments, deferred income tax asset and intangible asset-pensions.

D. ESTIMATED RESTRUCTURING LOSSES

On January 26, 1994, we announced a revised modernization plan for our Bethlehem Structural Products subsidiary that phases out the production of raw steel and heavy structural shapes in 1995. In total, we now expect to reduce our workforce by 1,700 employees by 1996. Also, based on our review of the current and projected coke market, we concluded that we could not recover both the remaining book value and required future investment if we rebuild and operate the coke plant at our Sparrows Point Division that was idled in 1991. Accordingly, we recorded a restructuring loss in 1993 of $350 million ($290 million after-tax or $3.19 per share). This loss included $215 million for the net book value of certain equipment, $115 million for employee benefit related costs ($75 million for pensions, $20 million for postretirement benefits other than pensions and $20 million for severance and other benefits) and $20 million for future contractual and other costs. The amounts for severance and other costs charged to the restructuring liability in 1994 were not significant.

E. TAXES

Our benefit (provision) for income taxes consisted of:

- ----------------------------------------------------------------------------------------------------
(Dollars in millions)                                         1994           1993             1992
- ----------------------------------------------------------------------------------------------------
Federal-deferred                                            $(13.0)         $87.0              $45.0
State and foreign-current                                     (1.0)          (2.0)               --
- ----------------------------------------------------------------------------------------------------
Total benefit (provision)                                   $(14.0)         $85.0              $45.0
====================================================================================================

    The benefit (provision) for income taxes differs from the amount computed by applying the federal statutory rate to pre-tax income (loss). The computed amounts and the items comprising the total differences follow:

- ----------------------------------------------------------------------------------------------------
(Dollars in millions)                                                1994          1993         1992
- ----------------------------------------------------------------------------------------------------
Pre-tax income (loss):
United States                                                     $  86.9      $ (353.3)   $ (260.4)
Foreign                                                               7.6           2.0          5.1
- ----------------------------------------------------------------------------------------------------
  Total                                                           $  94.5      $ (351.3)   $ (255.3)
====================================================================================================
Computed amounts                                                  $ (33.1)     $  123.0    $    86.8
Effect of change in rate
  on prior years (a)                                                   --          50.0           --
Valuation allowance                                                  13.0         (87.0)       (50.4)
Percentage depletion                                                  7.7           5.6          6.8
Dividend received deduction                                           2.6           2.4          2.7
State and foreign taxes                                              (1.0)         (2.0)          --
Other differences-net                                                (3.2)         (7.0)         (.9)
- ----------------------------------------------------------------------------------------------------
Total benefit (provision)                                         $ (14.0)     $   85.0    $    45.0
====================================================================================================

(a) The 1993 Omnibus Budget Reconciliation Act increased the federal corporate income tax rate to 35% from 34%. This increase in the tax rate resulted in an increase in our deferred income tax asset of $25 million, net of a valuation allowance, which we recorded in 1993.


- --------------------------------------------------------------------------------
                                                  BETHLEHEM STEEL CORPORATION 15

    The components of our net deferred income tax asset are as follows:

- -------------------------------------------------------------
                                                  DECEMBER 31
- -------------------------------------------------------------
(Dollars in millions)                       1994         1993
- -------------------------------------------------------------
Temporary differences:
Employee benefits                           $  870     $  980
Depreciable assets                            (250)      (240)
Other                                           66         44
- -------------------------------------------------------------
    Total                                      686        784
Operating loss carryforward                    600        550
- -------------------------------------------------------------
  Deferred income tax asset                  1,286      1,334
Valuation allowance                           (383)      (407)
- -------------------------------------------------------------
  Deferred income tax asset-net             $  903     $  927
=============================================================

    Temporary differences represent the cumulative taxable or deductible amounts recorded in our financial statements in different years than recognized in our tax returns. Our employee benefits temporary difference includes amounts expensed in our financial statements for pensions, health care, life insurance and other postretirement benefits which become deductible in our tax return upon payment or funding in qualified trusts. The depreciable assets temporary difference represents generally tax depreciation in excess of financial statement depreciation. Other temporary differences represent principally various expenses accrued for financial reporting purposes which are not deductible for tax reporting purposes until paid. At December 31, 1994, we had regular tax net operating loss carryforwards of $1.7 billion and alternative minimum tax loss carryforwards of $900 million. Regular federal tax net operating loss carryforwards of $420 million expire in 1998, with the balance expiring in varying amounts from 1999 through 2009.

    Statement No. 109 requires that we record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states, "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred tax asset depends on our ability to generate sufficient taxable income in the future. Bethlehem reported income before income taxes, restructuring charges and extraordinary gains in 1987 through 1990 and incurred higher costs in 1991 and 1992 relating to unusual repair costs at a coke plant that has subsequently been idled and start-up costs of certain modernized facilities. Bethlehem has undergone substantial restructuring and made substantial strategic capital expenditures during the last several years. As a result, Bethlehem has a significantly lower and more competitive cost structure and our income from operations before restructuring charges improved significantly in both 1994 and 1993 from the prior year. Also, we have significant tax planning opportunities to manage taxable income including selection of depreciation methods and timing of contributions to our pension trust.

    While we believe that our total deferred tax asset will be fully realized by future operating results together with tax planning opportunities, our losses from operations before restructuring charges in 1991 and 1992 make it appropriate to record a valuation allowance. Accordingly, we have provided a valuation allowance at December 31, 1994 and 1993 equal to 50% of the total deferred tax asset related to our operating loss carryforward and our temporary differences exclusive of postretirement benefits other than pensions. We expect our annual financial statement expense for postretirement benefits other than pensions to exceed the annual amount deductible in our tax returns for several years. Furthermore, if we have a tax loss in any year in which our tax deduction exceeds our financial statement expense, the tax law currently provides for a 15-year carryforward of that loss against future taxable income. Under current law, we have a very long time to realize these future tax benefits. We believe, therefore, a valuation allowance is not necessary for the deferred tax asset related to our temporary difference for postretirement benefits other than pensions.

    If we are unable to generate sufficient taxable income in the future through operating results or tax-planning opportunities, we will be required to increase our valuation allowance through a charge to expense (reducing our stockholders' equity). On the other hand, if we achieve sufficient profitability to use all of our deferred income tax asset, we will reduce the valuation allowance through a decrease to expense (increasing our stockholders' equity).


- --------------------------------------------------------------------------------
16 BETHLEHEM STEEL CORPORATION

    In addition to income taxes, we incurred costs for certain other taxes as follows:

- -------------------------------------------------------------------------------
(Dollars in millions)                        1994           1993           1992
- -------------------------------------------------------------------------------
Employment taxes                          $  90.1         $ 89.1         $ 88.7
Property taxes                               24.7           27.5           26.7
State and foreign taxes                       9.1            9.0           11.2
Federal excise tax on coal                    3.1            3.3            5.3
- -------------------------------------------------------------------------------
Total other taxes                         $ 127.0         $128.9         $131.9
===============================================================================

F. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

- -----------------------------------------------------------------------------
                                                                  DECEMBER 31
- -----------------------------------------------------------------------------
(Dollars in millions)                                     1994           1993
- -----------------------------------------------------------------------------
5.69%-5.99% Galvanizing lines financing                 $224.6         $262.0
Notes and loans:
10 3/8% Senior Notes, Due 2003                           105.0          105.0
2%-12 3/4%, Due 1995-2009                                 31.3           34.8
Debentures:
6 7/8% Due 1999                                           16.0           18.8
9% Due 2000                                               36.0           39.9
8 3/8% Due 2001                                           41.6           41.6
8.45% Due 2005                                            90.7           90.7
Pollution control and industrial revenue bonds:
7 1/2%-8%, Due 2015-2024                                 128.9           78.1
Variable interest at 50%-70% of prime rate,
    Due 1995-1996                                           --           27.0
Capital lease obligations                                 84.8          117.9
Unamortized debt discount                                 (1.6)          (2.0)
- -----------------------------------------------------------------------------
  Total                                                  757.3          813.8
Amounts due within one year                              (88.9)         (95.5)
- -----------------------------------------------------------------------------
  Long-term                                             $668.4         $718.3
=============================================================================

    Maturities and sinking fund requirements at December 31, 1994 for the next five years were $89 million in 1995, $98 million in 1996, $56 million in 1997, $52 million in 1998 and $51 million in 1999.

    The hot-dip galvanizing lines financing is collateralized by the coating lines at our Sparrows Point and Burns Harbor Divisions and will be repaid in equal semiannual installments through 2000.

    The 10 3/8% Senior Notes are senior in right of payment to all existing and future subordinated indebtedness of Bethlehem. As unsecured senior obligations of Bethlehem, the Notes will effectively be subordinate to secured senior indebtedness of Bethlehem. These Notes contain covenants which impose certain limitations on Bethlehem's ability to incur or repay debt, to pay dividends and make other distributions on or redeem capital stock, or to sell, merge, transfer or encumber assets. See Note L, Stockholders' Equity.

    Our revolving credit agreement, which expires on December 29, 1996, is non-reducing with total commitments of $500 million as of December 31, 1994. Borrowings under the revolver are subject to collateral coverage requirements and incur interest based on the prime rate, Federal Funds rate, certificate of deposit rates or LIBOR. Our accounts receivable and inventories are pledged as collateral for borrowings and letters of credit under the credit agreement and certain other obligations to participating banks. No borrowings were outstanding at December 31, 1994 and 1993. We pay five-eighths of 1% per annum commitment fee on the unused available credit.

    Our revolving credit and hot-dip galvanizing lines financing agreements contain restrictive covenants which require Bethlehem to maintain a minimum adjusted tangible net worth. At December 31, 1994, our adjusted tangible net worth exceeded the more restrictive of these requirements by about $1.4 billion. At December 31, 1994 and 1993, the estimated fair value of our debt was less than the recorded amount by approximately $32 million and $7 million.

    At December 31, 1994, outstanding interest rate swap agreements with notional amounts totaling $75 million effectively fix the interest rate on a like amount of our floating rate debt and caster leases at 8.39% to 8.70%. These agreements expire in 2000 and 2001. At December 31, 1994 and 1993, the estimated fair value of our interest rate swap agreements represents an unrecorded obligation of approximately $2 million and $31 million. The ultimate amounts paid or received under these agreements, however, depend on future interest rates. We based our estimates of fair value on market prices or current rates offered for debt and swaps with similar terms and maturities.

    We lease certain manufacturing facilities and equipment under capital leases, the most significant of which covers the two continuous casters at our Sparrows Point and Burns Harbor Divisions. The casters lease requires quarterly rental payments of $9 million plus interest at 1 1/4% above LIBOR. The amounts included in property, plant and equipment for capital leases were $291 million (net of $247 million accumulated amortization) and $320 million (net of $222 million accumulated amortization) at December 31, 1994 and 1993.


- --------------------------------------------------------------------------------
                                                  BETHLEHEM STEEL CORPORATION 17

    Future minimum payments under noncancellable operating leases at December 31, 1994 were $23 million in 1995, $21 million in 1996, $14 million in 1997, $11 million in 1998, $8 million in 1999 and $30 million thereafter. Total rental expense under operating leases was $38, $41 and $50 million in 1994, 1993 and 1992.

G. COMMITMENTS AND CONTINGENT LIABILITIES

Based generally on our proportionate ownership in an iron ore associated enterprise, we are entitled to receive our share of certain ore produced and are committed to pay our share of their costs. We received 2.7 million net tons of such iron ore in each of the years 1994, 1993 and 1992 at a net cost of $82, $89 and $89 million.

    At December 31, 1994, we had outstanding approximately $120 million of purchase orders for additions and improvements to our properties.

    We, as well as other steel companies, are subject to various environmental laws and regulations imposed by federal, state and local governments. Because of the continuing evolution of the specific regulatory requirements and available technology to comply with the requirements, we cannot reasonably estimate the future capital expenditures and operating costs required to comply with these laws and regulations. Although it is possible that our future operating results in a particular quarterly or annual period could be materially affected by the future costs of environmental compliance, we do not believe the future costs of environmental compliance will have a material adverse effect on our consolidated financial position or on our competitive position with respect to other integrated domestic steelmakers subject to the same environmental requirements.

    In the ordinary course of our business, we are involved in various pending or threatened legal actions. In our opinion, adequate reserves have been recorded for losses which are likely to result from these proceedings. If such reserves prove to be inadequate, however, we would incur a charge to earnings which could be material to the results of operations in a particular future quarterly or annual period. We believe that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position.

H. POSTRETIREMENT PENSION BENEFITS

We have noncontributory defined benefit pension plans which provide benefits for substantially all employees. Defined benefits are based on years of service and the five highest consecutive years of pensionable earnings during the last ten years prior to retirement or a minimum amount based on years of service. We fund annually the amount required under ERISA minimum funding standards plus additional amounts as appropriate.

    The following sets forth the plans' actuarial assumptions used and funded status at year end together with amounts recognized in our consolidated balance sheets:

- ----------------------------------------------------------------------------------------------------
                                                                                        DECEMBER 31
- ----------------------------------------------------------------------------------------------------
(Dollars in millions)                                                           1994           1993
- ----------------------------------------------------------------------------------------------------
Assumptions:
Discount rate                                                                     9.0%           7.5%
Average rate of compensation increase                                             3.1%           2.9%
Actuarial present value of benefit obligations:
Vested benefit obligation                                                    $4,246.9       $4,816.4
Accumulated benefit obligation                                                4,392.9        4,979.4
Projected benefit obligation                                                  4,578.8        5,208.6
Plan assets at fair value:
Fixed income securities                                                       1,758.6        1,955.0
Equity securities                                                             1,371.4        1,232.2
Cash and marketable securities                                                  145.8          178.6
- ----------------------------------------------------------------------------------------------------
  Total plan assets                                                          $3,275.8       $3,365.8
- ----------------------------------------------------------------------------------------------------
  Projected benefit obligation in excess of
   plan assets                                                                1,303.0        1,842.8
Unrecognized net loss                                                           (82.1)        (289.7)
Remaining unrecognized net obligation resulting
  from adoption of Statement No. 87                                            (255.2)        (293.5)
Unrecognized prior service cost from plan
  amendments                                                                   (275.2)        (307.1)
Adjustment required to recognize minimum
  liability-Intangible asset                                                    426.6          600.6
           -Additional paid-in capital
            (pre-tax) (Note L)                                                   --             60.5
- ----------------------------------------------------------------------------------------------------
  Pension liability                                                          $1,117.1       $1,613.6
====================================================================================================


    The assumptions used in each year and the components of our annual pension cost are as follows:

- ----------------------------------------------------------------------------------------------------
(Dollars in millions)                                         1994           1993          1992
- ----------------------------------------------------------------------------------------------------
Assumptions:
Return on plan assets                                         8.75%          9.50%          9.50%
Discount rate                                                 7.50%          8.50%          8.50%
Pension cost:
Service cost-benefits earned
  during the period                                        $  51.9        $  39.3        $  45.0
Interest on projected benefit
  obligation                                                 375.7          380.4          394.2
Return on plan assets-actual                                  60.3         (308.8)        (250.0)
                     -deferred                              (365.3)           4.3          (62.2)
Amortization of initial net
  obligation                                                  36.7           37.7           37.8
Amortization of unrecognized
  prior service cost from plan
  amendments                                                  32.7           19.8           18.8
- ------------------------------------------------------------------------------------------------
  Total defined benefit plans                                192.0          172.7          183.6
PBGC premiums, administration
  fees, etc.                                                  11.1           10.9            5.1
- ------------------------------------------------------------------------------------------------
  Total cost                                               $ 203.1        $ 183.6        $ 188.7
================================================================================================


- --------------------------------------------------------------------------------
18 BETHLEHEM STEEL CORPORATION

I. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In addition to providing pension benefits, we currently provide health care and life insurance benefits for most retirees and their dependents.

    Information regarding our plans' actuarial assumptions, funded status and liability follows:

- ----------------------------------------------------------------------------------------------------
                                                                                         DECEMBER 31
- ----------------------------------------------------------------------------------------------------
(Dollars in millions)                                                            1994          1993
- ----------------------------------------------------------------------------------------------------
Assumptions:
Discount rate                                                                    9.0%           7.5%
Trend rate-beginning                                                             9.0%           9.0%
          -ending (year 2000)                                                    4.6%           4.6%
Accumulated postretirement
  benefit obligation:
Retirees                                                                     $1,427.6       $1,506.7
Fully eligible active plan participants                                          99.7          126.8
Other active plan participants                                                  160.4          236.1
- ----------------------------------------------------------------------------------------------------
  Total                                                                       1,687.7        1,869.6
Plan assets at fair value:
Fixed income securities                                                         135.5          158.5
- ----------------------------------------------------------------------------------------------------
  Accumulated postretirement benefit
   obligation in excess of plan assets                                        1,552.2        1,711.1
Unrecognized net gain (loss)                                                     27.2         (130.5)
- ----------------------------------------------------------------------------------------------------
  Total obligation                                                            1,579.4        1,580.6
Current portion                                                                (138.0)        (132.3)
- ----------------------------------------------------------------------------------------------------
  Long-term obligation                                                       $1,441.4       $1,448.3
====================================================================================================

The assumptions used in each year and the components of our postretirement benefit cost follow:

- --------------------------------------------------------------------------------------------------
(Dollars in millions)                                          1994           1993            1992
- --------------------------------------------------------------------------------------------------
Return on plan assets                                         8.75%          9.50%           9.50%
Discount rate                                                 7.50%          8.50%           8.50%
Trend rate-beginning                                          9.00%          9.50%           9.50%
          -ending (2000)                                      4.60%          5.50%           5.50%
Service cost                                                $ 11.1         $  9.0          $  9.0
Interest on accumulated postretirement
  benefit obligation                                         138.8          144.1           139.0
Return on plan assets-actual                                   4.7          (17.9)          (18.4)
                     -deferred                               (17.6)           3.8             4.5
- -------------------------------------------------------------------------------------------------
  Total cost                                                $137.0         $139.0          $134.1
=================================================================================================

    A 1% increase or decrease in the assumed health care trend rate would increase or decrease the accumulated postretirement benefit obligation by about $120 million and 1994 expense by about $20 million.

J. STOCKHOLDER RIGHTS PLAN

We have a Stockholder Rights Plan under which holders of Common Stock have rights to purchase a new series of Preference Stock. When exercisable, each right entitles the holder to purchase a hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $80 per unit. The rights will become exercisable only if a person or group acquires 20% or more of Common Stock or begins a tender offer or exchange offer which would result in that person or group beneficially owning 20% or more of Common Stock. Subsequently, upon the occurrence of certain events, holders of rights will be entitled to purchase Common Stock of Bethlehem or a third-party acquiror worth twice the right's exercise price. Until the rights become exercisable, we will be able to redeem them at one cent per right. The rights expire on October 18, 1998.

K. STOCK OPTIONS

At December 31, 1994, we had options outstanding under our Stock Option Plans. The 1994 Stock Incentive Plan was approved by our stockholders on April 26, 1994 and replaces the 1988 Stock Incentive Plan. New options can be granted only under the 1994 Plan, which reserved 4,000,000 shares of Common Stock for such use. At December 31, 1994, options on 3,211,200 shares of Common Stock were available for granting under the 1994 Plan. The option price is the fair market value of our Common Stock on the date the option is granted. Options issued under the 1994 Plan become exercisable either two or four years after the date granted and expire ten years from the date granted. Exercisable options may be surrendered for the difference between the option price and the fair market value of the Common Stock on the date of surrender. Depending on the circumstances, option holders receive either Common Stock, cash, or a combination of Common Stock and cash.

    Changes in options outstanding during 1994 and 1993 under the Plans were as follows:

- --------------------------------------------------------------------------------------------------
                                                                                            OPTION
                                                                    NUMBER OF                PRICE
                                                                      OPTIONS             OR RANGE
- --------------------------------------------------------------------------------------------------
Balance December 31, 1992                                         2,911,319           7 3/4-27 1/8
Granted                                                             532,600                     19
Terminated or cancelled                                            (348,102)              8-27 1/8
Surrendered or exercised                                           (215,902)          7 3/4-17 5/8
- --------------------------------------------------------------------------------------------------
Balance December 31, 1993                                         2,879,915               8-26 1/8
Granted                                                             561,900                 20 3/8
Terminated or cancelled                                            (256,264)         14 1/8-26 1/8
Surrendered or exercised                                           (685,303)              8-21 3/4
- --------------------------------------------------------------------------------------------------
Balance December 31, 1994                                         2,500,248               8-21 3/4
==================================================================================================

    1,689,298 options outstanding were exercisable at December 31, 1994.

- --------------------------------------------------------------------------------
                                                  BETHLEHEM STEEL CORPORATION 19

L. STOCKHOLDERS' EQUITY

- ------------------------------------------------------------------------------------------------------------------------------------
(Shares in thousands               PREFERRED STOCK   PREFERENCE STOCK    COMMON STOCK       COMMON STOCK    ADDITIONAL
and dollars in millions,           S1.00 PAR VALUE    $1.0O PAR VALUE   $1.0O PAR VALUE   HELD IN TREASURY    PAID-IN    ACCUMULATED
except per share data)            SHARES   AMOUNT      SHARES  AMOUNT   SHARES   AMOUNT   SHARES    AMOUNT    CAPITAL      DEFICIT
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991         6,500     $ 6.5       2,713   $ 2.7     78,377  $  78.4  1,997    $59.6     $1,281.4   $(123.3)
Net loss for year                                                                                                         (550.3)
Preferred Stock dividends                                                                                        (22.5)
Preference Stock:
  Stock dividend                                          133      .1                                              (.1)
  Issued                                                  256      .3                                              3.3
  Converted                                              (233)    (.2)       233       .2
Common Stock:
  Stock acquired                                                                               5       .1
  Issued                                                                  13,901     13.9                        158.7
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992         6,500       6.5       2,869     2.9     92,511     92.5  2,002     59.7      1,420.8    (673.6)
Net loss for year                                                                                                         (266.3)
Minimum pension liability
  adjustment (Note H)                                                                                            (50.0)
Preferred Stock:
  Dividends                                                                                                      (36.2)
  Issued                          5,123       5.1                                                                243.2
Preference Stock:
  Stock dividend                                          138      .1                                              (.1)
  Issued                                                  211      .2                                              3.2
  Converted                                              (407)    (.4)       407       .4
Common Stock:
  Stock acquired                                                                               2
  Issued                                                                     495       .5                          7.5
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993        11,623      11.6       2,811     2.8     93,413     93.4  2,004     59.7      1,588.4    (939.9)
Net income for year                                                                                                         80.5
Minimum pension liability
  adjustment (Note H)                                                                                             50.0
Preferred Stock Dividends                                                                                        (40.4)
Preference Stock:
  Stock dividend                                          135      .1                                              (.1)
  Issued                                                  134      .1                                              2.6
  Converted                                              (461)    (.4)       461       .4
Common Stock Issued                                                       18,008     18.1     (7)     (.2)       348.1
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994        11,623     $11.6       2,619   $ 2.6    111,882   $111.9  1,997    $59.5     $1,948.6   $(859.4)
================================================================================================================================

Preferred and Preference Stock issued and outstanding:

- --------------------------------------------------------------------------------------------------------------
                                                                                                   December 31
- --------------------------------------------------------------------------------------------------------------
(Shares in thousands)                                                                          1994       1993
- --------------------------------------------------------------------------------------------------------------
Preferred Stock-Authorized 20,000 shares
$5.00 Cumulative Convertible Preferred Stock                                                  2,500      2,500
$2.50 Cumulative Convertible Preferred Stock                                                  4,000      4,000
$3.50 Cumulative Convertible Preferred Stock                                                  5,123      5,123
Preference Stock-Authorized 20,000 shares
Series "A" 5% Cumulative Convertible Preference Stock                                         1,966      2,171
Series "B" 5% Cumulative Convertible Preference Stock                                           653        640
- --------------------------------------------------------------------------------------------------------------

During 1993, we issued 5.1 million shares of $3.50 Cumulative Convertible Preferred Stock for $248 million. Each share is convertible into 2.39 shares of Common Stock, subject to certain events.

    Each share of the $5.00 Cumulative Convertible Preferred Stock and the $2.50 Cumulative Convertible Preferred Stock issued in 1983 is convertible into 1.77 and .84 shares of Common Stock, respectively, subject to certain events.

    In accordance with our labor agreements, we issue Preference Stock to a trustee under the Employee Investment Program. Series "A" and Series "B" of Preference Stock have a cumulative dividend of 5% per annum payable at our option in cash, Common Stock or additional shares of Preference Stock. Each share of Preference Stock is entitled to vote with Common Stock on all matters and is convertible into one share of Common Stock.


    Under the covenants of our 10 3/8% Senior Notes, we can pay future dividends on our Common Stock, among certain other restrictions, only if such cumulative dividends do not exceed the aggregate net cash proceeds from the sale of capital stock plus 50% of a consolidated net income and minus 100% of a consolidated net loss since the second quarter of 1993, excluding certain restructuring charges. The amount available at December 31, 1994 under this covenant was $435 million.

M. QUARTERLY FINANCIAL DATA (UNAUDITED)

- --------------------------------------------------------------------------------------------------------
(Dollars in millions,
except per share data)                 1994                                     1993
- --------------------------------------------------------------------------------------------------------
                        1Q         2Q        3Q         4Q        1Q         2Q        3Q          4Q
- --------------------------------------------------------------------------------------------------------
Net sales             $1,131.2   $1,230.5  $1,233.2   $1,224.5   $1,020.4   $1,117.4  $1,055.3   $1,130.3
Cost of sales          1,005.2    1,087.9   1,120.9    1,073.3      946.4    1,010.6     924.4      952.8
Estimated
 Restructuring losses       --         --        --         --         --         --        --      350.0
- ---------------------------------------------------------------------------------------------------------
Net income (loss)         12.9       26.0      10.3       31.3      (40.8)     (13.6)     30.7     (242.6)
Net income (loss)
 per Common Share     $    .02   $    .14  $     --   $    .19   $   (.53)  $   (.27) $    .22   $  (2.78)
- ---------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
20 BETHLEHEM STEEL CORPORATION

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF BETHLEHEM STEEL CORPORATION

We have audited the accompanying consolidated balance sheets of Bethlehem Steel Corporation and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Bethlehem Steel Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note B to the financial statements, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1992.



/s/ PRICE WATERHOUSE LLP
- --------------------------
1177 Avenue of the Americas
New York, New York 10036
January 25, 1995

- --------------------------------------------------------------------------------
                                                  BETHLEHEM STEEL CORPORATION 21

FIVE-YEAR FINANCIAL AND OPERATING SUMMARIES


- --------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share)                         1994           1993           1992           1991           1990
- --------------------------------------------------------------------------------------------------------------------------------
EARNING STATISTICS
Net Sales                                                  $ 4,819.4       $4,323.4       $4,007.9       $4,317.9       $4,899.2
- --------------------------------------------------------------------------------------------------------------------------------
Costs and Expenses
    Employment costs                                         1,633.0        1,547.1        1,664.0        1,720.8        1,752.0
    Materials and services                                   2,754.8        2,404.2        2,242.0        2,444.3        2,679.3
    Depreciation                                               261.1          277.5          261.7          241.4          305.7
    Taxes (other than employment and income taxes)              36.9           39.8           43.2           51.3           51.3
    Estimated restructuring losses                               --           350.0            --           635.0          550.0
- --------------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                     4,685.8        4,618.6        4,210.9        5,092.8        5,338.3
- --------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                  133.6         (295.2)        (203.0)        (774.9)        (439.1)
Financing income (expense):
    Interest and other financing costs                         (46.2)         (63.2)         (57.2)         (45.5)         (44.1)
    Interest income                                              7.1            7.1            4.9            9.7           29.9
Benefit (provision) for income taxes                           (14.0)          85.0           45.0           (2.0)          (6.0)
Cumulative effect of changes in accounting                        --             --         (340.0)            --             --
- --------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               80.5         (266.3)        (550.3)        (812.7)        (459.3)
Dividends on Preferred and Preference Stock                     43.1           39.8           24.3           24.7           24.2
- --------------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to Common Stock               $    37.4       $ (306.1)      $ (574.6)      $ (837.4)      $ (483.5)
================================================================================================================================
Net income (loss) per Common share                         $     .35       $  (3.37)      $  (7.01)      $ (11.01)      $  (6.39)
Dividends per Common share                                        --             --             --            .40            .40
Dividends paid on Common Stock                                    --             --             --           30.4           30.3
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET STATISTICS
Cash and cash equivalents                                  $   159.5       $  228.9       $  208.2       $   83.8       $  273.5
Receivables, inventories and other current assets            1,409.6        1,362.2        1,261.3        1,454.0        1,494.7
Current liabilities                                         (1,011.2)        (914.2)        (893.2)        (931.0)        (831.4)
- --------------------------------------------------------------------------------------------------------------------------------
Working capital                                            $   557.9       $  676.9       $  576.3       $  606.8       $  936.8
Current ratio                                                    1.6            1.7            1.6            1.7            2.1

Property, plant and equipment-net                          $ 2,759.3       $2,634.3       $2,804.5       $2,864.8       $2,796.4
Total assets                                                 5,782.4        5,876.7        5,493.0        4,708.3        4,947.1
Total debt and capital lease obligations                       757.3          813.8          796.0          871.2          663.8
Stockholders' equity                                         1,155.8          696.6          789.4        1,186.1        2,046.0
Total debt as a percent of invested capital                       40%            54%            50%            42%            24%
- --------------------------------------------------------------------------------------------------------------------------------
OTHER STATISTICS
Capital expenditures                                       $   444.6       $  327.1       $  328.7       $  563.9       $  488.0
Raw steel production capability
  (net tons in thousands)                                     11,500         11,500         16,000         16,000         16,000
Raw steel production (net tons in thousands)                   9,817         10,303         10,544         10,022         10,924
Steel products shipped (net tons in thousands)                 9,262          9,016          9,062          8,376          8,865

Pensioners receiving benefits at year end                     71,700         70,900         70,500         70,200         70,500
Average number of employees receiving pay                     19,900         20,700         24,900         27,500         29,600

Common Stock outstanding at year end
  (shares in thousands)                                      109,886         91,409         90,509         76,380         75,867
Common stockholders at year end                               41,000         43,000         46,000         50,000         52,000
- --------------------------------------------------------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
22  BETHLEHEM STEEL CORPORATION