Form 10-K, Exhibit 13
period 1995-12-31
BETHLEHEM STEEL CORP /DE/
filed 1996-03-27
CIK 11860

Chairman's Letter
-----------------

During 1995, we made steady progress in moving toward our Vision of being the Premier Steel Company. We accomplished this by continuing to implement our Corporate Strategy of concentrating on steel, rebuilding our financial strength and improving continuously. Operationally, we continued our focus on improving productivity and quality while reducing costs. Financially, our net income of $180 million improved by almost $100 million over last year. Also, our cash flow improved, which enabled us to continue to make improvements in our capital structure.

    As we look to the years ahead, we know that the intensity of competition will increase and that we must continuously improve our performance. We remain committed to achieving our Corporate Objectives of serving our customers, partnering among our employees, being a good citizen and achieving sustained profitability and rates of return that will increase value for our stockholders.

CONCENTRATING ON STEEL
----------------------

Our Burns Harbor and Sparrows Point Divisions continued to strengthen their competitive positions in 1995. Together, these two Divisions shipped about 7.5 million tons of steel products, about 85 percent of Bethlehem's total steel shipments.

    A significant portion of Burns Harbor's 1995 shipments of sheet steel products went to customers in the automotive industry. More than 90 different models of 1996 cars, vans and light trucks are manufactured with high-quality steel from Burns Harbor. In 1995, Burns Harbor earned the coveted QS-9000 quality certification of the Big-Three automakers. QS-9000 defines the fundamental quality system requirements of General Motors, Ford and Chrysler and major truck producers.

    Burns Harbor is one of the most efficient producers of high-quality steel anywhere in the world. It is Bethlehem's largest, most productive and profitable business unit, and we continue to take significant actions to improve its preeminent position in the face of increasing competition.

    In 1994, we completed three major capital projects at Burns Harbor to enhance its basic ironmaking capabilities - relining a blast furnace, installing coal injection for the blast furnaces and rebuilding a coke oven battery. During 1995, we began additional modernization projects at Burns Harbor to improve the productivity and quality of products produced by both its hot-strip mill and its 160-inch plate mill and to increase the capacity of its steelmaking facilities. We also entered into an joint venture in Indiana that will provide the capability to process hot rolled sheet from Burns Harbor into additional quantities of higher value cold rolled sheet.

    Our Sparrows Point Division produces sheet steel, tin mill products and steel plate. In 1995, it improved its levels of shipments, revenues and profitability over 1994. With its tidewater location on the Chesapeake Bay, Sparrows Point was able to take advantage of strong export demand and had significant shipments of steel products to international markets. Operationally, Sparrows Point continues to improve its productivity. For example, in May the Division's "L" blast furnace produced 305,904 tons of iron, a monthly record for any blast furnace in North America.

    Sparrows Point's four sheet coating lines plus the line at Double G Coatings, a joint-venture coating line in Mississippi, produce a total of about a million tons per year, making the Division a major supplier of corrosion-resistant galvanized and Galvalume(R) sheet to the metal building and roofing markets. These markets have grown by about 60 percent since 1992.

    The combined production of steel plate from Sparrows Point and Burns Harbor makes Bethlehem the nation's largest producer of steel plate, accounting for 15 percent of our steel segment sales in 1995. Strong markets for steel plate in 1995 included construction, construction machinery, industrial machinery, farm equipment and shipbuilding.

    At our Pennsylvania business units, 1995 was a year of major transition. Steelmaking was discontinued at our Bethlehem Structural Products Corporation and BethForge, Inc. subsidiaries. New steelmaking facilities, including a DC electric furnace, were brought into production at our Pennsylvania Steel Technologies, Inc. subsidiary. With PST now supplying high-quality semifinished steel to BSPC and BethForge, all three businesses will benefit from the utilization of these modernized facilities. PST also increased production of premium head-hardened railroad rail.

REBUILDING OUR FINANCIAL STRENGTH
---------------------------------

Over the course of the year, we also made progress in rebuilding Bethlehem's financial strength. We reduced our long-term debt by about $120 million while increasing our stockholders' equity by about $80 million. As a result, we were able to reduce our debt to capitalization to 34 percent in 1995 from 40 percent in 1994.

    Additionally, we maintained our financial flexibility by entering into a new five-year, nonreducing $500 million credit arrangement with 15 banks and by maintaining total liquidity of more than $500 million.

CONTINUOUS IMPROVEMENT
----------------------

Customers. We measure our success by the success of our customers. Our focus is on integrating Bethlehem's excellent steel production capabilities with our superior technical and logistical support to provide our customers with a "total solution" in terms of quality, delivery, service and value. As part of this "total solution," we completed a major reorganization of our commercial function to position our sales staff more closely to our customers and business units. We also relocated our credit function to the individual steel business units. These changes help us serve our customers more effectively by being more responsive to their needs in a rapidly changing marketplace and by improving the relationship between our business units and their customers.

Suppliers. As an extension of our Supplier Excellence Program, we launched a Strategic Sourcing initiative in 1995 to further improve the cost, quality and management of the $3 billion of materials and services that we purchase annually. Our objective is to achieve breakthrough improvements in total cost and quality and ensure that Bethlehem achieves full value from all of its supplier relationships. We are striving to strengthen relationships with existing suppliers and to identify new suppliers who will work with us to achieve mutual objectives. Partnership relationships will be based on joint commitment to continuous improvement, information exchange, planning and ongoing cost reduction. We seek the same level of mutual trust and commitment with our suppliers that we seek in our customer and employee partnerships. Progress has already been achieved, and we expect this activity to accelerate during 1996.

Employees. We have also been making good progress in partnering with employees. It is fundamental to this effort that all employees understand and carry out their responsibilities in achieving the business plan. Under our profit-sharing plans, we made payments of more than $25 million in 1995 for 1994 performance to about 18,000 salaried and hourly employees. Employee training centers to further the development of Bethlehem/USWA partnership activities were established at Burns Harbor and Sparrows Point, and community facilities are also available at other locations. A Learning Center for employees was established in Bethlehem, and we began a corporate initiative to promote higher education through scholarship grants for employees' children and matching gifts for contributions to colleges and universities.

Safety and Environment. During 1995, we intensified our efforts to improve our corporate safety and environmental performance. Sparrows Point improved its safety performance by more than 30 percent over 1994, and the corporate injury rate was reduced and the number of lost workday cases also declined. Burns Harbor maintained its excellent safety performance during 1995, and the PB&NE Railroad, a Bethlehem subsidiary, once again won an E.H. Harriman Institute award for outstanding safety performance.

    In September, Bethlehem became the first steelmaker to endorse the CERES Principles, a comprehensive environmental code of conduct promoted by a coalition of national environmental groups and socially responsible investors. In December, Bethlehem was among those honored as an "Environmental Champion" during an awards ceremony sponsored by McGraw- Hill in conjunction with the U.S. Environmental Protection Agency.

OUTLOOK
-------

    As we look at 1996, the U.S. economy appears to be on a positive course of moderate and sustainable growth and low inflation. The U.S. manufacturing base that uses our steel is globally competitive in both technology and costs, and domestic steel producers, including Bethlehem, are the low-cost, high-quality suppliers to these manufacturers. These economic factors should result in good steel demand for the year and relatively high steel industry operating rates and levels of shipments.

    We recognize that capacity additions in the domestic steel industry in the next few years will increase the intensity of competition in the United States, while further improving the international competitiveness of the American steel industry. We will continue to take actions to improve our competitive position by aggressively reducing costs throughout the corporation, improving our products and rebuilding our financial strength. Our Vision is to be the Premier Steel Company. By building on our achievements in 1995, and with the skills, dedication and teamwork of our employees, we fully intend to achieve that Vision.



/s/ Hank Barnette

Curtis H. Barnette, Chairman
January 31, 1996

FINANCIAL REVIEW AND OPERATING ANALYSIS

Bethlehem reported net income of $180 million ($1.24 per share) in 1995 compared to $81 million ($.35 per share) in 1994. Excluding the effect of a $350 million ($290 million after-tax) restructuring loss, Bethlehem had net income of $24 million in 1993. 1995's improvement resulted principally from higher realized steel prices, partially offset by lower shipments and higher operating costs. 1994's improvement was from higher realized steel prices, higher shipments and an improved product mix. Sales in 1995 improved to $4.87 billion from $4.82 billion in 1994 and $4.32 billion in 1993.

                              SEGMENT RESULTS
Basic Steel Operations. Our Basic Steel Operations segment had income from operations of $311 million in 1995 compared to income from operations of $166 million in 1994 and, excluding the $350 million restructuring loss, $76 million in 1993.

  1995's improvement was from higher realized steel prices, partially offset by lower shipments and higher operating costs. Shipments fell to 9.0 million tons from 9.3 million tons in 1994 principally from the softening in automotive markets and higher customer inventories at the beginning of 1995. Average realized prices were 5% higher than 1994. Employment costs were higher principally from higher profit sharing. Scrap and alloy market prices and depreciation expense were also higher.

  1994's improvement, excluding 1993's restructuring charge, was from higher realized prices, increased shipments and an improved product mix for flat rolled products driven by the strong demand in the automotive, light construction and machinery markets. 1994's shipments were about 250,000 tons higher than 1993's and average realized prices were up 5%.

  The effects of changes in average realized steel prices, product mix and shipments on basic steel segment sales during the last two years were as follows:

                  Increase (decrease) from prior year
                            1995      1994
                            ----      ----

Realized prices              5%        5%
Shipments                   (4)        3
Product mix                  1         4
                            ---       ---
Total sales                  2%       12%
                            ===       ===
  Raw steel production increased to 10.4 million tons in 1995 from 9.8 million tons in 1994, when Burns Harbor relined a blast furnace, and 10.3 million tons in 1993.

  Our Burns Harbor Division shipped 4.6 million tons of steel products in 1995 compared to 5.1 million tons in 1994 and 4.8 million tons in 1993. Despite the decline in shipments in 1995, Burns Harbor's operating results improved, principally from higher realized prices. The absence in 1995 of the costs related to rebuilding a blast furnace and coke oven in 1994 was partially offset by higher employment costs. In 1995, Burns Harbor received the coveted QS-9000 certification, after receiving ISO-9002 certification in 1994. The QS-9000 certification is the combination of the quality standards of domestic auto and truck manufacturers, which produce a substantial portion of the sheet products produced at Burns Harbor. In 1995, Burns Harbor launched a relatively low cost capital project to increase annual steel production by 300,000 tons to reduce reliance on higher cost purchased steel.

  Our Sparrows Point Division shipped 3.0 million tons of steel products in 1995 compared to 2.9 million tons in 1994 and 2.8 million tons in 1993. Sparrows Point's operating results improved as it also benefitted from higher realized prices and increased facility utilization and productivity.

  In late 1995, our Bethlehem Structural Products Corporation (BSPC) subsidiary discontinued iron and steelmaking operations, production of heavy structural shapes, and foundry operations. Light and medium structural shapes production has been consolidated on the recently upgraded 44-inch rolling mill. It is now being supplied primarily with continuously cast blooms from our Pennsylvania Steel Technologies (PST) subsidiary.

  Shipments increased at PST as it increased sales of premium head-hardened rails. PST's modernization program and head-hardened rail trial qualifications have positioned it to benefit from the higher value head-hardened rail market. PST is now supplying cast blooms to BSPC and ingots to BethForge, significantly increasing steel production and reducing costs per ton at PST.

PERCENTAGE OF BETHLEHEM'S NET SALES
BY SEGMENT AND MAJOR PRODUCT
                                               1995     1994     1993
                                               ----     ----     ----
Basic Steel Operations
Steel mill products:
     Sheets and tin mill products              66.1%    66.1%    63.1%
     Plates                                    15.1     14.0     13.6
     Structural shapes and piling               6.7      6.7      8.5
     Rail products                              3.2      2.8      3.6
     Other steel mill products                  2.7      2.5      2.0
Other products and services
     (including raw materials)                  4.2      5.5      6.8
                                              -----    -----    -----
                                               98.0     97.6     97.6
Steel Related Operations                        2.0      2.4      2.4
                                              -----    -----    -----
                                              100.0%   100.0%   100.0%
                                              =====    =====    =====


PERCENTAGE OF STEEL MILL PRODUCT SHIPMENTS
BY PRINCIPAL MARKET
(Based on tons shipped)                        1995     1994    1993
                                               ----     ----    ----
Service Centers, Processors
     and Converters (including
     semifinished customers)                   41.0%    45.9%    47.3%
Transportation (including automotive)          24.8     24.2     22.2
Construction                                   14.2     14.7     15.5
Containers                                      5.2      5.7      5.4
Machinery                                       5.2      4.9      5.1
Other                                           9.6      4.6      4.5
                                              -----    -----    -----
                                              100.0%   100.0%   100.0%
                                              =====    =====    =====

Includes shipments to Bethlehem's operations.

Steel Related Operations. Our Steel Related segment (BethShip, BethForge and CENTEC) reported a loss from operations of $42 million in 1995 compared to losses of $32 million in 1994 and $22 million in 1993. 1995 losses were from high costs at BethForge and a continued weak ship repair market for BethShip. In late 1995, BethForge shut down its electric furnace shop, incurring higher costs in the process, and began receiving ingots from PST. Losses in 1994 were due to costs related to severe winter weather and higher operating costs, primarily related to BethForge's modernization program, and a weak ship repair market. Losses in 1993 were due to weak market conditions and costs incurred at BethShip in connection with a new labor agreement.

  The BethForge modernization program should improve cost and quality competitiveness because of the lower cost and higher quality ingots being supplied by PST's modernized steelmaking facilities. During 1995, market conditions continued to remain weak for ship repair. We will continue to closely monitor the performance of these business units to determine whether their plans for improvement are being achieved and whether they are a positive cash contributor.

                      LIQUIDITY AND CAPITAL STRUCTURE
At December 31, 1995, total liquidity, comprising cash, cash equivalents and funds available under our bank credit arrangement, totaled $512 million compared to $566 million at December 31, 1994. Cash and cash equivalents were $180 million at December 31, 1995, compared to $160 million at December 31, 1994, and $332 million was available for use under our credit arrangement.

  Cash provided from operating activities in 1995, including $30 million proceeds from selling accounts receivable under our credit arrangement, was $586 million compared to $384 million in 1994 and $203 million in 1993. Principal uses of cash during 1995 included pension funding of $330 million, capital expenditures of $267 million and debt repayment of $121 million.

  During 1995, we entered into a new five-year credit arrangement for $500 million with 15 banks to replace our existing $500 million secured credit agreement that was scheduled to expire in December 1996. We now have a separate $300 million receivables sale/purchase agreement through a wholly-owned special purpose subsidiary and a $200 million secured credit agreement.

  Our capital structure improved during the year from our profits and reduction in long-term debt. In addition to the scheduled debt payments, we redeemed all of our outstanding 9% debentures due 2000, which totaled $30 million, by using funds from our new receivables sale/purchase agreement, which had lower financing costs.

  During 1995, long-term interest rates declined substantially, providing strong total returns for the financial markets, including our pension fund assets.
Our $330 million contribution to the pension fund and better than market performance of our pension assets were essentially offset by the current-year actuarial charges and increase in our pension obligation caused by the decline in interest rates. The resulting net change in our pension obligation during the year caused a charge to our stockholders' equity of $67 million under required accounting rules.

  The new pension legislation that Congress passed in 1994 is not expected to have any significant impact on our annual required minimum contribution to our pension trust fund for the next several years. It will, however, increase over time our annual required premiums to the Pension Benefit Guaranty Corporation. We have contributed amounts to our pension fund substantially in excess of amounts required under current law and regulations. As a result, we currently have a funding standard credit balance that would allow us to defer pension funding for almost two years, although we presently have no plans to do so.

  Major uses of funds for 1996 include an estimated $300 million of capital expenditures, pension funding and repayment of approximately $90 million of debt and capital lease obligations. We expect to maintain an adequate level of liquidity throughout 1996 from cash flow from operations, reductions in working capital and available funds under our new credit arrangement.

COMMON STOCK MARKET AND DIVIDEND INFORMATION
                         1995               1994
                        Prices*            Prices*
                   -----------------  -----------------
Period               High      Low      High      Low
------               ----      ---      ----      ---
First Quarter      $19.125   $14.125  $24.250   $19.250
Second Quarter      16.375    13.625   22.125    16.750
Third Quarter       18.250    13.750   24.125    18.500
Fourth Quarter      14.750    12.625   20.875    16.250

* The principal market for Bethlehem Common Stock is the New York Stock Exchange. Bethlehem Common Stock is also listed on the Chicago Stock Exchange. The high and low sales prices of the Common Stock as reported in the consolidated transaction system are shown. The trading symbol for Bethlehem Common Stock is BS. Bethlehem has not paid a dividend on its Common Stock since the fourth quarter of 1991.

                           CAPITAL EXPENDITURES
Capital expenditures were $267 million in 1995 compared to $445 million in 1994 and $327 million in 1993. Major strategic projects during 1995 included the upgrade of the 44-inch rolling mill at BSPC, the modernization of the 160-inch plate mill at Burns Harbor and a project to increase the heat size of the basic oxygen furnaces at Burns Harbor. In 1995, work was completed and start-up began on the coal injection facility at Burns Harbor, which reduces the use of coke and natural gas at the blast furnaces.

  About $360 million of additional capital expenditures were authorized in 1995. Among the expenditures authorized was the participation in a new joint venture, Chicago Cold Rolling. The joint venture, of which we have a 45% ownership interest, plans to construct a reversing cold mill near our Burns Harbor Division. This facility will improve our product mix by increasing sales of cold rolled product. Also authorized for 1996 are continued expenditures at the plate mill and improvements to the hot-strip mill at Burns Harbor. We are installing an accelerated cooling facility and a high-capacity leveler at the plate mill. The hot-strip mill will receive improved gauge and shape control. At December 31, 1995, the estimated cost of completing authorized capital expenditures was about $400 million compared to $325 million at December 31, 1994. Such authorized capital expenditures are expected to be completed during the 1996-1998 period.

                      EMPLOYEES AND EMPLOYMENT COSTS
At year-end 1995, we had about 18,300 employees compared to about 19,900 employees at the end of 1994 and 20,600 employees at the end of 1993. About three-quarters of our employees are covered by our labor agreements with the United Steelworkers of America (USWA).

  Under the terms of our 1993 labor agreements with the USWA, most employees at steel operations received a lump-sum bonus of either $500 or 25 shares of Bethlehem Common Stock, at the election of the employee, and a $.50 per hour wage increase in 1995. In early 1996, most employees at steel operations will receive a bonus of $.50 per-hour worked (maximum payment of $1,000) or the equivalent value of Bethlehem Common Stock, at the option of the Company, based on our having achieved the required level of 1995 adjusted consolidated pre-tax income. Also, profit sharing of 8% of adjusted consolidated annual income before taxes, unusual items and expenses applicable to the plan plus 2% of adjusted profits of certain operations is paid to USWA-represented employees in the following year. The 1993 labor agreements provide for Reopener Negotiations in March 1996 for certain wage and benefit items, but exclude pension and health care benefits. Issues that we are unable to reach agreement upon with the USWA will be submitted for final offer interest arbitration and any changes will be effective August 1, 1996.

  Under other provisions of the labor agreements, we are required to pay "shortfall amounts" each year up to 10% of the first $100 million and 20% in excess of $100 million of consolidated income before taxes, unusual items and expenses applicable to the shortfall plan. Shortfall amounts arise when employees terminate employment and ESOP Preference Stock, held in trust for employees in reimbursement for wage and benefit reductions in prior years, is converted into Common Stock and sold for amounts less than the stated value of the Preference Stock ($32 for Series A and $40 for Series B). Profit sharing is also paid to nonrepresented employees based on specific Corporate and Business Unit plans. We paid about $38 million in 1995 and expect to pay about $75 million for income related bonus, profit sharing and shortfall amounts in early 1996.

  Under the terms of the profit-sharing plan provided for in the 1989 labor agreement with the USWA, no material profit-sharing payments were required for the 1993 plan year. Under other provisions of those labor agreements, we issued approximately 40,800 shares of Series B Preference Stock in 1995 and approximately 134,800 shares in 1994 to a trustee for the benefit of employees for 1994 and 1993, respectively, and expect to issue about 61,000 shares in early 1996 for the 1995 plan year.

  For additional information concerning our employment costs, see the table below.

EMPLOYMENT COST SUMMARY--ALL EMPLOYEES

(Dollars in millions)                     1995     1994      1993
---------------------                     ----     ----      ----
Salaries and Wages                      $1,058   $  999    $  951
                                        ------   ------    ------
Employee Benefits
     Pension Plans:
          Actives                          105      108        85
          Retirees                         105       95        99
     Medical and Insurance:
          Actives                          151      152       141
          Retirees                         116      115       110
     Payroll Taxes                          95       90        89
     Workers' Compensation                  39       46        44
     Supplemental Unemployment,
          Savings Plan and Other            15       28        28
                                        ------   ------    ------
Total Benefit Costs                        626      634       596
                                        ------   ------    ------
Total Employment Costs                  $1,684   $1,633    $1,547
                                        ======   ======    ======
Employment Costs as a
 Percent of Net Sales                      35%      34%       36%
                                        ======   ======    ======


                           ENVIRONMENTAL MATTERS
We are subject to various federal, state and local environmental laws and regulations concerning, among other things, air emissions, waste water discharges, and solid and hazardous waste disposal. During the five years ended December 31, 1995, we spent approximately $235 million for environmental control equipment. Expenditures for new environmental control equipment totaled approximately $36 million in 1995, $44 million in 1994 and $35 million in 1993. The costs incurred in 1995 to operate and maintain existing environmental control equipment were approximately $120 million (excluding interest costs but including depreciation charges of $21 million) compared to $115 million in 1994 and $125 million in 1993.

  Negotiations between Bethlehem and federal and state regulatory agencies are being conducted to resolve differences in interpretation of certain environmental control requirements. In some instances, those negotiations are being held in connection with the resolution of pending environmental proceedings. We believe that there will not be any significant curtailment or interruptions of any of our important operations as a result of these proceedings and negotiations. Existing environmental laws could be amended, new laws could be enacted by Congress and state legislatures and new environmental regulations could be issued by regulatory agencies. For these reasons, we cannot predict the specific environmental control requirements that we will face in the future. Based on existing and anticipated regulations promulgated under presently enacted legislation, we currently estimate that capital expenditures for installation of new environmental control equipment will average about $30 million per year over the next two years. However, estimates of future capital expenditures and operating costs required for environmental compliance are subject to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

  Although it is possible that our future results of operations, in particular quarterly or annual periods, could be materially affected by the future costs of environmental compliance, we believe that the future costs of environmental compliance will not have a material adverse effect on our consolidated financial position or on our competitive position with respect to other integrated domestic steelmakers that are subject to the same environmental requirements.

  To demonstrate our commitment to the environment, in September of 1995, Bethlehem and the Coalition of Environmentally Responsible Economies (CERES) signed a Statement of Endorsement and Mutual Commitment with respect to each other's environmental principles. A separate Safety, Health and Environmental Report will be available at a later date that will provide more information concerning our relationship with the CERES organization.

CONSOLIDATED STATEMENTS OF INCOME

                                                         Year ended December 31
--------------------------------------------------------------------------------
(Dollars in millions, except per share data)       1995         1994       1993
--------------------------------------------------------------------------------
Net Sales                                     $ 4,867.5   $  4,819.4   $4,323.4
                                              ----------  -----------  ---------
Costs and Expenses:
Cost of sales                                   4,202.8      4,287.3    3,834.2
Depreciation (Note A)                             284.0        261.1      277.5
Selling, administration and general expense       111.8        137.4      156.9
Estimated restructuring loss (Note C)               --           --       350.0
                                              ----------  -----------  ---------
Total Costs and Expenses                        4,598.6      4,685.8    4,618.6
                                              ----------  -----------  ---------
Income (Loss) from Operations                     268.9        133.6     (295.2)

Financing Income (Expense):
Interest and other financing costs (Note A)       (60.0)       (46.2)     (63.2)
Interest income                                     7.7          7.1        7.1
                                              ----------  -----------  ---------
Income (Loss) Before Income Taxes                 216.6         94.5     (351.3)

Benefit (Provision) for Income Taxes (Note D)     (37.0)       (14.0)      85.0
                                              ----------  -----------  ---------
Net Income (Loss)                                 179.6         80.5     (266.3)

Dividends on Preferred and Preference Stock        42.4         43.1       39.8
                                              ----------  -----------  ---------
Net Income (Loss) Applicable to Common Stock-
  $1.24, $.35 and ($3.37) per share           $   137.2   $     37.4   $ (306.1)
                                              ==========  ===========  ==========








The accompanying Notes are an integral part of the Consolidated Financial Statements.

--------------------------------------------------------------------------------

Consolidated  Balance  Sheets


                                                                  December 31
-------------------------------------------------------------------------------
(Dollars in millions, except per share data)                  1995       1994
-------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents (Note A)                       $   180.0   $  159.5
Receivables (Note E)                                         374.6      519.5
Inventories (Notes A and E)
  Raw materials and supplies                                 335.5      331.9
  Finished and semifinished products                         604.9      534.9
  Contract work in progress less
    billings of $10.9 and $2.3                                17.8       16.1
                                                         ----------  ---------
     Total Inventories                                       958.2      882.9
Other current assets                                          13.0        7.2
                                                         ----------  ---------
Total Current Assets                                       1,525.8    1,569.1
Investments and Miscellaneous Assets (Note A)                112.3      124.2
Property, Plant and Equipment less accumulated
  depreciation of $4,329.5 and $4,167.9 (Note A)           2,714.2    2,759.3
Deferred Income Tax Asset - net (Note D)                     885.0      903.2
Intangible Asset - Pensions (Note G)                         463.0      426.6
                                                         ----------  ---------
Total Assets                                             $ 5,700.3   $5,782.4
                                                         ==========  =========

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable                                         $   381.4   $  387.0
Accrued employment costs                                     208.0      165.8
Postretirement benefits other than pensions (Note H)         150.0      138.0
Accrued taxes (Note D)                                        72.4       67.6
Debt and capital lease obligations (Note E)                   91.5       88.9
Other current liabilities                                    146.3      163.9
                                                         ----------  ---------
Total Current Liabilities                                  1,049.6    1,011.2
Pension Liability (Notes C and G)                          1,115.0    1,117.1
Postretirement Benefits Other Than Pensions
  (Notes C and H)                                          1,415.0    1,441.4
Long-term Debt and Capital Lease Obligations (Note E)        546.8      668.4
Other Long-term Liabilities                                  335.6      388.5
Stockholders' Equity (Notes I, J and K):
Preferred Stock -- at $1 per share par value
  (aggregate liquidation  preference of $481.2);
  Authorized 20,000,000 shares                                11.6       11.6
Preference Stock -- at $1 per share par value
  (aggregate liquidation preference of $88.2);
  Authorized 20,000,000 shares                                 2.6        2.6
Common Stock -- at $1 per share par value;
  Authorized 250,000,000 and 150,000,000 shares
  Issued 112,699,869 and 111,882,276 shares                  112.7      111.9
  Held in treasury, 1,992,189 and 1,996,715
    shares at cost                                           (59.4)     (59.5)
Additional Paid-in Capital                                 1,850.6    1,948.6
Accumulated Deficit                                         (679.8)    (859.4)
                                                         ----------  ---------
Total Stockholders' Equity                                 1,238.3    1,155.8
                                                         ----------  ---------
Total Liabilities and Stockholders' Equity               $ 5,700.3   $5,782.4
                                                         ==========  =========



The accompanying Notes are an integral part of the Consolidated Financial Statements.

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          Year ended December
--------------------------------------------------------------------------------
(Dollars in millions)                                  1995      1994      1993
--------------------------------------------------------------------------------

Operating Activities:
Net Income (Loss)                                   $ 179.6   $  80.5   $(266.3)
Adjustments for items not affecting cash
from operating activities:
  Depreciation                                        284.0     261.1     277.5
  Deferred income taxes                                35.0      13.0     (87.0)
  Other - net                                           2.1      15.8      19.6
  Estimated restructuring loss (Note C)                 --        --      350.0
Working capital (excluding investing and
financing activities):
  Receivables (Note E)                                144.9     (22.7)    (99.9)
  Inventories                                         (79.0)    (28.1)      --
  Accounts payable                                     (5.6)     20.6       --
  Employment costs and other                           35.8      45.8      (5.6)
Other - net                                           (10.5)     (2.3)     14.9
                                                    --------  --------  --------
Cash Provided from Operating Activities               586.3     383.7     203.2
                                                    --------  --------  --------
Investing Activities:
Capital expenditures                                 (266.8)   (444.6)   (327.1)
Cash proceeds from sales of businesses and assets      15.1      32.4      15.2
Other - net                                             2.5      (1.4)      5.6
                                                    --------  --------  --------
Cash Used for Investing Activities                   (249.2)   (413.6)   (306.3)
                                                    --------  --------  --------
Financing Activities:
Pension financing (funding) (Note G):
  Pension expense                                     210.0     203.1     183.6
  Pension funding                                    (330.0)   (472.3)   (261.1)
Revolving and other credit payments - net               --        --      (80.0)
Long-term debt borrowings (Note E)                      3.6      31.1     171.2
Long-term debt and capital lease payments (Note E)   (120.7)    (99.9)    (73.8)
Cash dividends paid (Note K)                          (40.4)    (40.4)    (36.1)
Preferred Stock issued (Note K)                         --        --      248.4
Common Stock issued (Note K)                            --      355.3       --
Other payments                                        (39.1)    (16.4)    (28.4)
                                                    --------  --------  --------
Cash Provided from (Used for) Financing Activities   (316.6)    (39.5)    123.8
                                                    --------  --------  --------
Net Increase (Decrease) in Cash and Cash Equivalents   20.5     (69.4)     20.7
Cash and Cash Equivalents - Beginning of Period       159.5     228.9     208.2
                                                    --------  --------  --------
                          - End of Period           $ 180.0   $ 159.5   $ 228.9
                                                    ========  ========  ========

Supplemental Cash Payment Information:
Interest, net of amount capitalized                 $  61.1   $  41.6   $  55.7
Income taxes (Note D)                               $   --    $   0.2   $   3.7
--------------------------------------------------------------------------------

The accompanying Notes are an integral part of the Consolidated Financial Statements.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                         A.  ACCOUNTING POLICIES

  Principles of Consolidation - The consolidated financial statements include the accounts of Bethlehem Steel Corporation and all majority-owned subsidiaries and joint ventures.

  Cash and Cash Equivalents - Cash equivalents consist primarily of overnight investments, certificates of deposit and other short-term, highly liquid instruments generally with original maturities at the time of acquisition of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market.

  Inventories - Inventories are valued at the lower of cost (principally FIFO) or market. Contract work in progress is valued at cost less billings. Estimated losses are recognized when first apparent and partial profits are based on percentage of completion.

  Investments - Investments in associated enterprises accounted for by the equity method were $49 million and $47 million at December 31, 1995 and 1994. Associated enterprises are primarily 50% or less interests in steel sheet coating and mining operations.

  Property, Plant and Equipment - Property, plant and equipment is stated at cost. Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense. Gains or losses on dispositions of property, plant and equipment are recognized in income. Interest is capitalized on significant construction projects and totaled $5, $31 and $9 million in 1995, 1994 and 1993.

   Our property, plant and equipment by major classification is:

-------------------------------------------------------------------------------

(Dollars in millions)                          December 31
---------------------                      -------------------
                                           1995           1994
                                           -----          ----
Land (net of depletion)                    $35.8       $    38.8
Buildings                                  689.3           682.9
Machinery and equipment:
  Steel manufacturing                    5,572.2         5,364.8
  Other                                    610.4           639.2
                                        --------       ---------
                                         6,907.7         6,725.7
Accumulated depreciation                (4,329.5)       (4,167.9)
                                        --------       ---------
                                         2,578.2         2,557.8
Construction-in-progress                   136.0           201.5
                                        --------       ---------
   Total                                $2,714.2       $ 2,759.3
                                        ========       =========

-------------------------------------------------------------------------------

Depreciation - Depreciation, which includes amortization of assets under capital leases, is based upon the estimated useful lives of each asset group. The estimated useful life is 18 years for most steel producing assets. Steel assets, other than blast furnace linings, and most raw material producing assets are depreciated on a straight-line basis adjusted by an activity factor. This factor is based on the ratio of production and shipments for the current year to the average production and shipments for the current and preceding four years at each operating location. Annual depreciation after adjustment for this activity factor is not less than 75% nor more than 125% of straight-line depreciation. Depreciation after adjustment for this activity factor was $16 million, $10 million and $4 million more than straight-line in 1995, 1994 and 1993. Through December 31, 1995, $13 million less accumulated depreciation has been recorded under this method than would have been recorded under straight-line depreciation. The cost of blast furnace linings is depreciated on a unit-of-production basis.

  Foreign Currency, Interest Rate and Commodity Price Risk Management - Periodically, we enter into financial contracts to manage risks. We use foreign currency exchange contracts to manage the cost of firm purchase commitments for capital equipment or other purchased goods and services denominated in a foreign currency. We use interest rate swap agreements to fix the interest rate on certain floating rate debt. We use commodity contracts to fix the cost of a portion of our annual requirements for natural gas, zinc and other metals. Generally, foreign currency and commodity contracts are for periods of less than a year. The gains or losses on these contracts are reflected in the cost of goods or services purchased. Net payments or receipts on interest rate swaps are reflected in interest expense. Gains or losses on swaps settled or terminated are deferred and amortized to interest expense over the life of the related debt. Currency and commodity contracts outstanding during the years and at year end were not material. Also, see Note E, Long-term Debt and Capital Lease Obligations.

  Use of Estimates - In preparing these financial statements, Bethlehem's management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. See, for example, Note D, Taxes; Note F, Commitments and Contingent Liabilities; Note G, Postretirement Pension Benefits; and Note H, Postretirement Benefits Other Than Pensions. In the future, actual amounts received or paid could differ from those estimates.

                     B.  INDUSTRY SEGMENT INFORMATION
-------------------------------------------------------------------------------

(Dollars in millions)                 1995      1994      1993
---------------------                 ----      ----      ----
Sales:
Trade:
Basic Steel Operations             $4,768.6   $4,702.4   $4,217.5
Steel Related Operations               98.9      117.0      105.9
Intersegment:
Basic Steel Operations                  8.2        3.8        1.7
Steel Related Operations               19.4       19.4       13.7
Eliminations                          (27.6)     (23.2)     (15.4)
                                   ---------  ---------  ---------
     Total                         $4,867.5   $4,819.4   $4,323.4
                                   =========  =========  =========
Estimated Restructuring Loss:
Basic Steel Operations             $    -     $    -     $  350.0
                                   =========  =========  =========
Income (Loss) from Operations:
Basic Steel Operations             $  310.7   $  166.0   $ (273.6)
Steel Related Operations              (41.8)     (32.4)     (21.6)
                                   ---------  ---------  ---------
     Total                         $  268.9   $  133.6 $   (295.2)
                                   =========  =========  =========
Shipments (tons in thousands):
Basic Steel Operations                8,970      9,251      8,997
                                   =========  =========  =========
Identifiable Assets:
Basic Steel Operations             $4,048.3   $4,106.0   $3,930.6
Steel Related Operations              115.5      102.7      119.9
Corporate                           1,536.5    1,573.7    1,826.2
                                   ---------  ---------  ---------
     Total                         $5,700.3   $5,782.4   $5,876.7
                                   =========  =========  =========
Depreciation:
Basic Steel Operations              $ 277.3   $  252.6   $  271.9
Steel Related Operations                6.7        8.5        5.6
                                   ---------  ---------  ---------
     Total                          $ 284.0   $  261.1   $  277.5
                                   =========  =========  =========
Capital Expenditures:
Basic Steel Operations              $ 253.4   $  432.1   $  323.8
Steel Related Operations               13.4       12.5        3.3
                                   ---------  ---------  ---------
     Total                          $ 266.8   $  444.6   $  327.1
                                   =========  =========  =========
-------------------------------------------------------------------------------
  A general description of our segments and their products and services is contained under the heading "Bethlehem's Segments" on page 5 of this Report.

  Intersegment sales are generally at market prices. Corporate assets consist primarily of cash and cash equivalents, investments, deferred income tax asset and intangible asset - pensions.

                       C.  ESTIMATED RESTRUCTURING LOSS

  On January 26, 1994, we announced a modernization plan that substantially reduced the operations of our Bethlehem Structural Products Corporation (BSPC) subsidiary. Also, based on our review of the current and projected coke market, we concluded that we could not recover both the remaining book value and required future investment if we rebuilt and operated the coke plant at our Sparrows Point Division that was idled in 1991. Accordingly, we recorded a restructuring loss in 1993 of $350 million ($290 million after-tax or $3.19 per share). This loss included $215 million for the net book value of certain equipment, $115 million for employee benefit-related costs ($75 million for pensions, $20 million for postretirement benefits other than pensions and $20 million for severance and other benefits) and $20 million for future contractual and other costs.

  In late 1995, BSPC discontinued iron and steelmaking operations, production of heavy structural shapes and foundry operations, reducing its workforce by about 1,300 employees. BSPC expects to reduce employment by an additional 350 employees in 1996. The amounts for severance and other costs charged to the restructuring liability in 1995 and 1994 were not significant.

                            D.  TAXES

   Our benefit (provision) for income taxes consisted of:
-------------------------------------------------------------------------------


(Dollars in millions)                    1995     1994     1993
---------------------                    ----     ----     ----

Federal - deferred                     $ (35)   $ (13)   $  87
Federal, state and foreign - current      (2)      (1)      (2)
                                       ------   ------   ------
   Total benefit (provision)           $ (37)   $ (14)   $  85
                                       ======   ======   ======
-------------------------------------------------------------------------------

  The benefit (provision) for income taxes differs from the amount computed by applying the federal statutory rate to pre-tax income (loss). The computed amounts and the items comprising the total differences follow:

-------------------------------------------------------------------------------

(Dollars in millions)                  1995     1994      1993
---------------------                  ----     ----      ----

Pre-tax income (loss):
United States                          $203     $  87    $(353)
Foreign                                  14         8        2
                                       ------   ------   ------
     Total                            $ 217     $  95    $(351)
                                       ======   ======   ======
Computed amounts                     $  (76)    $ (33)   $ 123
Effect of change in rate
  on prior years (a)                    -          -        50
Valuation allowance                      37        13      (87)
Percentage depletion                      5         8        6
Dividend received deduction               3         3        2
State and foreign taxes                 -          (1)      (2)
Other differences - net                  (6)       (4)      (7)
                                       ------   ------   ------
   Total benefit (provision)         $  (37)    $ (14)   $  85
                                       ======   ======   ======

(a) The 1993 Omnibus Budget Reconciliation Act increased the federal corporate income tax rate to 35% from 34%. This increase in the tax rate resulted in an increase in our deferred income tax asset of $25 million, net of a valuation allowance, which we recorded in 1993.

-------------------------------------------------------------------------------

The components of our net deferred income tax asset are as follows:

-------------------------------------------------------------------------------

(Dollars in millions)                           December 31
---------------------                     ---------------------
                                          1995             1994
                                          ----             ----
Temporary differences:
Employee benefits                      $   830         $   870
Depreciable assets                        (300)           (250)
Other                                      115              66
                                       --------         -------
  Total                                    645             686
Operating loss carryforward                600             600
                                       --------         -------
  Deferred income tax asset              1,245           1,286
Valuation allowance                       (360)           (383)
                                       --------         -------
  Deferred income tax asset - net      $   885         $   903
                                       ========         =======

-------------------------------------------------------------------------------

  Temporary differences represent the cumulative taxable or deductible amounts recorded in our financial statements in different years than recognized in our tax returns. Our employee benefits temporary difference includes amounts expensed in our financial statements for pensions, health care, life insurance and other postretirement benefits that become deductible in our tax return upon payment or funding in qualified trusts. The depreciable assets temporary difference represents principally tax depreciation in excess of financial statement depreciation. Other temporary differences represent principally various expenses accrued for financial reporting purposes that are not deductible for tax reporting purposes until paid. At December 31, 1995, we had regular tax net operating loss carryforwards of $1.7 billion and alternative minimum tax loss carryforwards of $800 million. Regular federal tax net operating loss carryforwards of $420 million expire in 1998, with the balance expiring in varying amounts from 1999 through 2010.

  FASB Statement No. 109, Accounting for Income Taxes, requires that we record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states, "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred tax asset depends on our ability to generate sufficient taxable income in the future. Bethlehem reported income before income taxes, restructuring charges and extraordinary gains in 1987 through 1990 and incurred higher costs in 1991 and 1992 relating to unusual repair costs at a coke plant that has subsequently been idled and start-up costs of certain modernized facilities. Bethlehem has undergone substantial restructuring and made substantial strategic capital expenditures during the last several years. Our income from operations improved significantly in 1995, 1994 and before the restructuring loss in 1993 from the prior year. Also, we have significant tax planning opportunities to manage taxable income including selection of depreciation methods and timing of contributions to our pension trust fund.

  We believe that our deferred tax asset will be realized by future operating results together with tax planning opportunities. However, our losses from operations before restructuring charges in 1991 and 1992 and our significant net operating loss carryforwards and future tax deductions from temporary differences make it appropriate to record a valuation allowance. Accordingly, we have provided a valuation allowance at December 31, 1995 and 1994 equal to 50% of the total deferred tax asset related to our operating loss carryforward and our temporary differences exclusive of postretirement benefits other than pensions. We expect our annual financial statement expense for postretirement benefits other than pensions to approximate the annual amount deductible in our tax returns for several years. Furthermore, if we have a tax loss in any year in which our tax deduction exceeds our financial statement expense, the tax law currently provides for a 15-year carryforward of that loss against future taxable income. Under current law, we have a very long time to realize these future tax benefits. We believe, therefore, a valuation allowance is not appropriate for the deferred tax asset related to our temporary difference for postretirement benefits other than pensions.

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

  In addition to income taxes, we incurred costs for certain other taxes as follows:

-------------------------------------------------------------------------------
(Dollars in millions)               1995      1994      1993
---------------------               ----      ----      ----
Employment taxes                 $   95.2  $   90.1  $   89.1
Property taxes                       24.6      24.7      27.5
State and foreign taxes              11.2       9.1       9.0
Federal excise tax on coal            2.6       3.1       3.3
                                  -------   -------   -------
   Total other taxes              $ 133.6   $ 127.0   $ 128.9
                                  =======   =======   =======
-------------------------------------------------------------------------------

            E.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

-------------------------------------------------------------------------------
(Dollars in millions)                                December 31
---------------------                               --------------
                                                    1995      1994
                                                    ----      ----
5.69% - 5.99% Galvanizing lines financing        $ 187.1   $ 224.6
Notes and loans:
10-3/8 % Senior Notes, Due 2003                    105.0     105.0
2% - 9.64%, Due 1996-2009                           25.5      31.3
Debentures:
6-1/8%  Due 1999                                    15.7      16.0
9%      Due 2000                                     --       36.0
8-3/8%  Due 2001                                    41.6      41.6
8.45%   Due 2005                                    90.7      90.7
Pollution control and industrial revenue bonds:
7-1/2%-8%, Due 2015-2024                           128.9     128.9
Capital lease obligations                           45.2      84.8
Unamortized debt discount                           (1.4)     (1.6)
                                                 --------  --------
   Total                                           638.3     757.3
Amounts due within one year                        (91.5)    (88.9)
                                                 --------  --------
   Long-term                                     $ 546.8   $ 668.4
                                                 ========  ========
-------------------------------------------------------------------------------
  Maturities and sinking fund requirements for the next five years are $92 million in 1996, $50 million in 1997, $46 million in 1998, $45 million in 1999 and $48 million in 2000.

  The hot-dip galvanizing lines financing is collateralized by the coating lines at our Sparrows Point and Burns Harbor Divisions and will be repaid in equal semiannual installments through 2000.

  The 10-3/8% Senior Notes are senior in right of payment to all existing and future subordinated indebtedness of Bethlehem. As unsecured senior obligations of Bethlehem, the Notes will effectively be subordinate to secured senior indebtedness of Bethlehem. These Notes contain covenants which impose certain limitations on Bethlehem's ability to incur or repay debt, to pay dividends and make other distributions on or redeem capital stock, or to sell, merge, transfer or encumber assets. See Note K, Stockholders' Equity.

  In 1995, we entered into a new five-year credit arrangement with a group of 15 domestic and international banks for $500 million, $150 million of which can be used for letters of credit. The new arrangement consist of a $300 million receivables sale/purchase agreement through a wholly-owned special purpose subsidiary and a $200 million secured credit agreement.

  As of December 31, 1995, we had sold an ownership interest in trade receivables to banks of about $136 million in exchange for $30 million in cash, about $82 million in letters of credit and required reserves of about $24 million. The receivables were sold at a discount, based on defined short-term, investment grade, interest rates and a fixed fee per annum for the letters of credit. The banks are required to pay us cash for the face amount of the letters of credit upon expiration. We pay a .1875% per annum fee on the daily available commitment.

  Receivables from banks are for cash and required reserves that will be returned to us upon expiration of the letters of credit and liquidation of receivable ownership. Supplemental information on the receivable balances at December 31, 1995 and 1994 follows:

-------------------------------------------------------------------------------
(Dollars in millions)                          December 31
---------------------                        --------------
                                             1995      1994
                                             ----      ----

Trade                                      $ 286.5   $ 536.2
Banks                                        105.9      --
Other                                          1.7       1.9
Allowances                                   (19.5)    (18.6)
                                           --------  --------
 Total receivables - net                   $ 374.6   $ 519.5
                                           ========  ========

-------------------------------------------------------------------------------

  Under the secured credit agreement, inventories are pledged as collateral for any borrowings and letters of credit. Borrowings under the agreement are subject to collateral coverage requirements and incur interest based on defined short-term interest rates. No borrowings were outstanding under this agreement at December 31, 1995. We pay a .5% per annum fee on the unused available credit.

  Our secured credit agreement and hot-dip galvanizing lines financing agreements contain restrictive covenants which require Bethlehem to maintain a minimum adjusted consolidated tangible net worth. At December 31, 1995, our adjusted tangible net worth as defined by these agreements exceeded the more restrictive of these requirements by about $600 million.

  At December 31, 1995, outstanding interest rate swap agreements with notional amounts totaling $105 million effectively fix the interest rate on our floating rate financings at 5.75% to 8.70%. These swaps are also being used to hedge the interest rate risk on anticipated financing transactions. These interest rate swap agreements expire in 2000 and 2001. At December 31, 1995 and 1994, the estimated fair value of our debt and interest rate swap agreements was not materially different than the recorded amounts.

  We lease certain manufacturing facilities and equipment under capital leases, the most significant of which covers the two continuous casters at our Sparrows Point and Burns Harbor Divisions. The casters lease requires quarterly rental payments of $9 million plus interest at 1-1/4% above LIBOR. The amounts included in property, plant and equipment for capital leases were $263 million (net of $273 million accumulated amortization) and $291 million (net of $247 million accumulated amortization) at December 31, 1995 and 1994.

  Future minimum payments under noncancellable operating leases at December 31, 1995 were $24 million in 1996, $17 million in 1997, $13 million in 1998, $9 million in 1999, $7 million in 2000 and $23 million thereafter. Total rental expense under operating leases was $42 million, $38 million and $41 million in 1995, 1994 and 1993.

                    F.  COMMITMENTS AND CONTINGENT LIABILITIES

  We own a portion of an iron ore enterprise and are committed to purchase certain ore produced. We received 2.2 million net tons of such iron ore in 1995, and 2.7 million tons in 1994 and 1993 at a net cost of $58 million, $82 million and $89 million.

  At December 31, 1995, we had outstanding approximately $59 million of purchase orders for additions and improvements to our properties.

  We, as well as other steel companies, are subject to various environmental laws and regulations imposed by federal, state and local governments. Because of the continuing evolution of the specific regulatory requirements and available technology to comply with the requirements, we cannot reasonably estimate the future capital expenditures and operating costs required to comply with these laws and regulations. Although it is possible that our future operating results in a particular quarterly or annual period could be materially affected by the future costs of environmental compliance, we believe that such costs will not have a material adverse effect on our consolidated financial position or on our competitive position with respect to other integrated domestic steelmakers subject to the same environmental requirements.

  In the ordinary course of our business, we are involved in various pending or threatened legal actions. In our opinion, adequate reserves have been recorded for losses that are likely to result from these proceedings. If such reserves prove to be inadequate, however, we would incur a charge to earnings which could be material to the results of operations in a particular future quarterly or annual period. We believe that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position.

                     G.  POSTRETIREMENT PENSION BENEFITS

  We have noncontributory defined benefit pension plans which provide benefits for substantially all our employees. Defined benefits are based on years of service and the five highest consecutive years of pensionable earnings during the last ten years prior to retirement or a minimum amount based on years of service. We fund annually the amount required under ERISA minimum funding standards plus additional amounts as appropriate.

  The following sets forth the plans' actuarial assumptions used and funded status at year end together with amounts recognized in our consolidated balance sheets:
-------------------------------------------------------------------------------


(Dollars in millions)                                    December 31
----------------------                                 ---------------
                                                       1995       1994
                                                       ----       ----
Assumptions:
Discount rate                                          7.25%      9.00%
Average rate of compensation increase                  3.10%      3.10%
Actuarial present value of benefit obligations:
Vested benefit obligation                            $ 4,895    $ 4,247
Accumulated benefit obligation                         5,065      4,393
Projected benefit obligation                           5,365      4,579
Plan assets at fair value:
Fixed income securities                                1,814      1,759
Equity securities                                      1,943      1,371
Cash and marketable securities                           193        146
                                                     --------   --------
    Total plan assets                                $ 3,950    $ 3,276
                                                     --------   --------
Projected benefit obligation in excess
   of plan assets                                      1,415      1,303
Unrecognized net loss                                   (382)       (82)
Remaining unrecognized net obligation resulting
   from adoption of Statement No. 87                    (219)      (255)
Unrecognized prior service cost from
   plan amendments                                      (244)      (275)
Adjustment required to recognize minimum liability
   - Intangible asset                                    463        426
   - Additional paid-in capital
        (pre-tax) (Note K)                                82        -
                                                     --------   --------
  Pension liability                                  $ 1,115    $ 1,117
                                                     ========   ========


-------------------------------------------------------------------------------

  The assumptions used in each year and the components of our annual pension cost are as follows:

-------------------------------------------------------------------------------

(Dollars in millions)                         1995       1994     1993
----------------------                        ----       ----     ----

Assumptions:
Return on plan assets                        10.00%      8.75%    9.50%
Discount rate                                 9.00%      7.50%    8.50%
Pension cost:
Service cost - benefits
   earned during the period                   $  45     $  52     $  39
Interest on projected
   benefit obligation                           402       375       380
Return on plan assets
   - actual                                    (849)       60      (308)
   - deferred                                   532      (365)        4
Amortization of initial
   net obligation                                36        37        38
Amortization of unrecognized prior
   service cost from plan amendments             32        33        20
                                             -------    ------    ------
   Total                                        198       192       173
PBGC premiums, administration fees, etc.         12        11        11
                                             -------    ------    ------
   Total cost                                 $ 210     $ 203     $ 184
                                             =======    ======    ======

-------------------------------------------------------------------------------


               H.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  In addition to providing pension benefits, we currently provide health care and life insurance benefits for most retirees and their dependents.

   Information regarding our plans' actuarial assumptions, funded status and liability follows:


-------------------------------------------------------------------------------

(Dollars in millions)                                 December 31
---------------------                                --------------
                                                     1995      1994
Assumptions:                                         ----      ----
Discount rate                                       7.25%       9.00%
Trend rate
   -  beginning next year                           8.00%       9.00%
   -  ending year 2000                              4.60%       4.60%
Accumulated postretirement benefit obligation:
Retirees                                          $ 1,605     $ 1,428
Fully eligible active plan participants               170         100
Other active plan participants                        230         160
                                                  --------    --------
   Total                                            2,005       1,688
Plan assets at fair value:
   Fixed income securities                            140         136
                                                  --------    --------
Accumulated postretirement benefit
   obligation in excess of plan assets              1,865       1,552
Unrecognized net gain (loss)                         (300)         27
                                                  --------    --------
   Total obligation                                 1,565       1,579
Current portion                                      (150)       (138)
                                                  --------    --------
   Long-term obligation                           $ 1,415     $ 1,441
                                                  ========    ========


-------------------------------------------------------------------------------

  The assumptions used in each year and the components of our postretirement benefit cost follow:

-------------------------------------------------------------------------------

(Dollars in millions)                       1995         1994         1993
---------------------                       ----         ----         ----
Assumptions:
Return on plan assets                      10.00%        8.75%        9.50%
Discount rate                               9.00%        7.50%        8.50%
Trend rate
   - beginning current year                 9.00%        9.00%        9.50%
   - ending year 2000                       4.60%        4.60%        5.50%
Postretirement benefit cost:
Service cost                               $    7       $   11       $    9
Interest on accumulated postretirement
   benefit obligation                         148          139          144
Return on plan assets
   - actual                                   (24)           5          (18)
   - deferred                                  12          (18)           4
                                            ------       ------       ------
   Total cost                               $ 143        $ 137        $ 139
                                            ======       ======       ======
-------------------------------------------------------------------------------

  A one percentage point increase or decrease in the assumed health care trend rate would increase or decrease the accumulated postretirement benefit obligation by about $145 million and 1995 expense by about $10 million.

                   I.  STOCKHOLDER RIGHTS PLAN

  We have a Stockholder Rights Plan under which holders of Common Stock have rights to purchase a new series of Preference Stock. When exercisable, each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $80 per unit.
The rights will become exercisable only if a person or group acquires 15% or more of Common Stock or begins a tender offer or exchange offer which would result in that person or group beneficially owning 20% or more of Common Stock. Subsequently, upon the occurrence of certain events, holders of rights will be entitled to purchase Common Stock of Bethlehem or a third-party acquiror worth twice the right's exercise price. Until the rights become exercisable, we will be able to redeem them at one cent per right. The rights expire on October 18, 1998.

                              J.  STOCK OPTIONS

  At December 31, 1995, we had options outstanding under our Stock Option Plans. The 1994 Stock Incentive Plan was approved by our stockholders on April 26, 1994 and replaces the 1988 Stock Incentive Plan. New options can be granted only under the 1994 Plan, which reserved 4,000,000 shares of Common Stock for such use. At December 31, 1995, options on 2,469,300 shares of Common Stock were available for granting under the 1994 Plan. The option price is the fair market value of our Common Stock on the date the option is granted. Options issued under the 1994 Plan become exercisable either two or four years after the date granted and expire ten years from the date granted. Exercisable options may be surrendered for the difference between the option price and the fair market value of the Common Stock on the date of surrender. Depending on the circumstances, option holders receive either Common Stock, cash or a combination of Common Stock and cash. The recently issued FASB Statement No. 123, Accounting for Stock-Based Compensation, will not affect the accounting for our stock options because of their "surrender" component.

  Changes in options outstanding during 1995 and 1994 under the Plans were as follows:

                                    Number of      Option Price
                                     Options         or Range

Balance December 31, 1993           2,879,915          8 - 26-1/8
   Granted                            561,900            20-1/8
   Terminated or cancelled           (256,264)        14-1/8 - 26-1/8
   Surrendered or exercised          (685,303)         8 - 21-3/4
                                    ----------
Balance December 31, 1994           2,500,248          8 - 21-3/4
   Granted                            635,100          14-1/2
   Terminated or cancelled           (111,373)        14 - 21-3/4
   Surrendered or exercised            (6,900)        14 - 14-1/8
                                    ----------
Balance December 31, 1995           3,017,075          8 - 21-3/4
                                    ==========

1,848,375 options outstanding were exercisable at December 31, 1995.

K.  STOCKHOLDERS' EQUITY



                                     Preferred Stock  Preference Stock  Common Stock      Common Stock     Additional
(Shares in thousands and dollars     $1.00 Par Value  $1.00 Par Value   $1.00 Par Value  Held in Treasury   Paid-In   Accumulated
in millions, except per share data)  Shares   Amount  Shares   Amount   Shares    Amount Shares    Amount   Capital    Deficit
-----------------------------------  ------   ------  ------   ------   ------    ------ ------    ------  ---------- -----------
Balance December 31, 1992             6,500     $6.5   2,869     $2.9    92,511    $92.5  2,002     $59.7   $1,420.8    ($673.6)
Net loss for year                                                                                                        (266.3)
Minimum pension liability
  adjustment (Note G)                                                                                          (50.0)
Preferred Stock:
  Dividends                                                                                                    (36.2)
  Issued                              5,123      5.1                                                           243.2
Preference Stock:
  Stock dividend                                         138      0.1                                           (0.1)
  Issued                                                 211      0.2                                            3.2
  Converted                                             (407)    (0.4)      407      0.4
Common Stock:
  Stock acquired                                                                              2
  Issued                                                                    495      0.5                         7.5
                                     ------    -----   ------    -----  -------    -----  -----     -----   ---------   --------
Balance December 31, 1993            11,623     11.6   2,811      2.8    93,413     93.4  2,004      59.7    1,588.4     (939.9)
Net income for year                                                                                                        80.5
Minimum pension liability
  adjustment (Note G)                                                                                           50.0
Preferred Stock Dividends                                                                                      (40.4)
Preference Stock:
  Stock dividend                                         135      0.1                                           (0.1)
  Issued                                                 134      0.1                                            2.6
  Converted                                             (461)    (0.4)      461      0.4
Common Stock Issued                                                      18,008     18.1     (7)     (0.2)     348.1
                                     ------    -----   ------    -----  -------    -----  -----     -----   ---------   --------
Balance December 31, 1994            11,623     11.6   2,619      2.6   111,882    111.9  1,997      59.5    1,948.6     (859.4)
Net income for year                                                                                                       179.6
Minimum pension liability
  adjustment (Note G)                                                                                          (67.0)
Preferred Stock Dividends                                                                                      (40.4)
Preference Stock:
  Stock dividend                                         133      0.1                                           (0.1)
  Issued                                                  41      0.1                                            0.7
  Converted                                             (205)    (0.2)      205      0.2
Common Stock Issued                                                         613      0.6     (5)     (0.1)       8.8
                                     ------    -----   ------    -----  -------    -----  -----     -----   ---------   --------
Balance December 31, 1995            11,623    $11.6   2,588     $2.6   112,700   $112.7  1,992     $59.4   $1,850.6    ($679.8)


  Preferred and Preference Stock issued and outstanding:
  (Shares in thousands)
                                                                 December 31
                                                                --------------
                                                                1995      1994
   Preferred Stock -- Authorized 20,000 shares                  ----      ----

     $5.00 Cumulative Convertible Preferred Stock               2,500     2,500
     $2.50 Cumulative Convertible Preferred Stock               4,000     4,000
     $3.50 Cumulative Convertible Preferred Stock               5,123     5,123

   Preference Stock -- Authorized 20,000 shares

     Series "A" 5% Cumulative Convertible Preference Stock      1,920     1,966
     Series "B" 5% Cumulative Convertible Preference Stock        668       653

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

  Under the covenants of our 10-3/8% Senior Notes, we can pay future dividends on our common stock, among certain other restrictions, only if such cumulative dividends do not exceed the aggregate net cash proceeds from the sale of capital stock plus 50% of our consolidated net income and minus 100% of our consolidated net loss since second quarter of 1993, excluding certain restructuring charges and other adjustments. The amount available at December 31, 1995 under this covenant was about $450 million.


L.  QUARTERLY FINANCIAL DATA (UNAUDITED)

-------------------------------------------------------------------------------------------------------------
(Dollars in millions,
except per share data)                           1995                                    1994

-------------------------------------------------------------------------------------------------------------
                                  1Q         2Q        3Q        4Q        1Q        2Q        3Q        4Q
-------------------------------------------------------------------------------------------------------------
Net sales                    $ 1,240.7  $ 1,250.2  $1,224.7  $1,151.9  $1,131.2  $1,230.5  $1,233.2  $1,224.5
Cost of sales                  1,068.9    1,061.6   1,069.6   1,002.7   1,005.2   1,087.9   1,120.9   1,073.3
Net income                        52.5       60.3      34.4      32.4      12.9      26.0      10.3      31.3
Net income per Common Share  $    0.38  $    0.45  $   0.22  $   0.20  $   0.02  $   0.14  $    --   $   0.19
-------------------------------------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Stockholders of Bethlehem Steel Corporation

We have audited the accompanying consolidated balance sheets of Bethlehem Steel Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Bethlehem Steel Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



/s/ Price Waterhouse LLP

1177 Avenue of the Americas
New York, NY  10036
January 31, 1996

FIVE-YEAR FINANCIAL AND OPERATING SUMMARIES
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)                   1995        1994        1993        1992        1991
--------------------------------------------------------------------------------------------------------------------
Earnings Statistics
Net sales                                                 $ 4,867.5   $ 4,819.4   $ 4,323.4   $ 4,007.9   $ 4,317.9
                                                          ---------   ---------   ----------  ----------  ----------
Costs and Expenses:
  Employment costs                                          1,683.5     1,633.0     1,547.1     1,664.0     1,720.8
  Materials and services                                    2,592.7     2,754.8     2,404.2     2,242.0     2,444.3
  Depreciation                                                284.0       261.1       277.5       261.7       241.4
  Taxes (other than employment and income taxes)               38.4        36.9        39.8        43.2        51.3
  Estimated restructuring losses                                -           -         350.0          -        635.0
                                                          ---------   ---------   ----------  ----------  ----------
Total Costs and Expenses                                    4,598.6     4,685.8     4,618.6     4,210.9     5,092.8
                                                          ---------   ---------   ----------  ----------  ----------
Income (loss) from operations                                 268.9       133.6      (295.2)     (203.0)     (774.9)
Financing income (expense):
  Interest and other financing costs                          (60.0)      (46.2)      (63.2)      (57.2)      (45.5)
  Interest income                                               7.7         7.1         7.1         4.9         9.7
Benefit (provision) for income taxes                          (37.0)      (14.0)       85.0        45.0        (2.0)
Cumulative effect of changes in accounting                      -           -           -        (340.0)        -
                                                          ---------   ---------   ----------  ----------  ----------
Net income (loss)                                             179.6        80.5      (266.3)     (550.3)     (812.7)
Dividends on Preferred and Preference Stock                    42.4        43.1        39.8        24.3        24.7
                                                          ---------   ---------   ---------   ----------  ----------
Net income (loss) applicable to Common Stock              $   137.2   $    37.4   $  (306.1)  $  (574.6)  $  (837.4)
                                                          =========   =========   ==========  ==========  ==========

Net income (loss) per Common share                        $    1.24   $    0.35   $   (3.37)  $   (7.01)  $  (11.01)
Dividends per Common share                                       -           -           -           -          .40
Dividends paid on Common Stock                                   -           -           -           -         30.4
--------------------------------------------------------------------------------------------------------------------
Balance Sheet Statistics
Cash and cash equivalent                                  $   180.0   $   159.5   $   228.9   $   208.2   $    83.8
Receivables, inventories and other current assets           1,345.8     1,409.6     1,362.2     1,261.3     1,454.0
Current liabilities                                        (1,049.6)   (1,011.2)     (914.2)     (893.2)     (931.0)
                                                          ---------   ---------   ---------   ----------  ----------
Working capital                                           $   476.2   $   557.9   $   676.9   $   576.3   $   606.8
Current ratio                                                   1.5         1.6         1.7         1.6         1.7

Property, plant and equipment - net                       $ 2,714.2   $ 2,759.3   $ 2,634.3   $ 2,804.5   $ 2,864.8
Total assets                                                5,700.3     5,782.4     5,876.7     5,493.0     4,708.3
Total debt and capital lease obligations                      638.3       757.3       813.8       796.0       871.2
Stockholders' equity                                        1,238.3     1,155.8       696.6       789.4     1,186.1
Total debt as a percent of invested capital                      34%         40%         54%         50%         42%
--------------------------------------------------------------------------------------------------------------------
Other Statistics
Capital expenditures                                      $   266.8   $   444.6   $   327.1   $   328.7   $   563.9
Raw steel production capability (net tons in thousands)      11,500      11,500      11,500      16,000      16,000
Raw steel production (net tons in thousands)                 10,449       9,817      10,303      10,544      10,022
Steel products shipped (net tons in thousands)                8,986       9,262       9,016       9,062       8,376

Pensioners receiving benefits at year end                    71,000      71,700      70,900      70,500      70,200
Average number of employees receiving pay                    19,500      19,900      20,700      24,900      27,500

Common Stock outstanding at year end (shares in thousands)  110,708     109,886      91,409      90,509      76,380
Common stockholders at year end                              39,000      41,000      43,000      46,000      50,000
====================================================================================================================

                                     26

                                                                 Exhibit 24



                             POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Bethlehem Steel Corporation, a Delaware corporation, constitutes and appoints Curtis H. Barnette, Gary L. Millenbruch, and Lonnie
A. Arnett, and each of them, with full power to act without the others, as his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign Bethlehem Steel Corporation's Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, including any amendments thereto, with the Securities and Exchange Commission under the provisions of the Securities and Exchange Act of 1934, as amended, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals as of the 31st day of January, 1996.




     /s/ Curtis H. Barnette                   /s/ Gary L. Millenbruch
-------------------------------         -------------------------------
Curtis H. Barnette                      Gary L. Millenbruch
Chairman, Chief Executive Officer       Executive Vice President
(principal executive officer)           (principal financial officer)
and Director                            and Director

    /s/ Lonnie A. Arnett                    /s/ Winthrop Knowlton
------------------------------         ------------------------------
Lonnie A. Arnett                       Winthrop Knowlton, Director
Vice President and Controller
(principal accounting officer)


  /s/ Benjamin R. Civiletti               /s/ Robert McClements, Jr.
------------------------------         ------------------------------
Benjamin R. Civiletti, Director        Robert McClements, Jr., Director


    /s/ Worley H. Clark                      /s/ Roger P. Penny
------------------------------         ------------------------------
Worley H. Clark, Director              Roger P. Penny, Director


  /s/ John B. Curcio                       /s/ Shirley D. Peterson
------------------------------         ------------------------------
John B. Curcio, Director               Shirley D. Peterson, Director


  /s/ Thomas L. Holton                      /s/ Dean P. Phypers
------------------------------         ------------------------------
Thomas L. Holton, Director             Dean P. Phypers, Director


   /s/ Lewis B. Kaden                       /s/ William A. Pogue
------------------------------         ------------------------------
Lewis B. Kaden, Director               William A. Pogue, Director


      /s/ Harry P. Kamen                    /s/ John F. Ruffle
------------------------------         ------------------------------
Harry P. Kamen, Director               John F. Ruffle, Director