Form 10-K, Exhibit 13
period 1996-12-31
BETHLEHEM STEEL CORP /DE/
filed 1997-03-26
CIK 11860

CHAIRMAN'S LETTER                                       Bethlehem Steel



TO OUR STOCKHOLDERS

1996 was a very difficult year for Bethlehem Steel, and yet it was a year in which significant actions were taken that will position Bethlehem for improved profitability and the achievement of our Vision to be the Premier Steel Company. Three actions were particularly important: we enhanced the competitiveness of our three core steel Divisions, announced and began implementing a Restructuring Plan, and made steady progress in dealing with our pension and health care legacy costs.

  As a result of the Restructuring Plan, we had a net loss for the year of $309 million, including $382 million in after-tax restructuring charges. Excluding these charges, we had net income of $73 million, down from $180 million in 1995. 1996 was clearly a very difficult and, in some respects, a disappointing year. We recognize that our financial results were not satisfactory, and we will take the necessary and appropriate actions in 1997 and in the years ahead to improve them.

RESTRUCTURING TO IMPROVE FUTURE PROFITABILITY AND STOCKHOLDER VALUE

In 1996, we announced a Restructuring Plan that will result in exiting five businesses, which will contribute significantly to improving our performance in the future. During the second half of 1996, we decided that the long-term outlook for these unprofitable business units was such that we could no longer keep them as part of Bethlehem. We decided to exit our BethEnergy Eagle Nest coal business, Bethlehem Structural, BethForge, CENTEC roll business, and BethShip Sparrows Point Shipyard. We also decided to write down our Bethlehem Coke operation as an impaired asset, but we will continue to operate that business as long as it has a satisfactory performance. In total, these decisions resulted in recording $465 million of pre-tax restructuring charges in 1996. These decisions are consistent with our basic requirement that all of our business units must earn a competitive rate of return on the investment we have in them.

  As to the current status of these restructured businesses, we have already sold and leased our Eagle Nest coal assets. Also, we have concluded that we will not be able to sell Bethlehem Structural as an ongoing business and, therefore, we will close it by the end of the first quarter of this year. We are continuing to negotiate with qualified buyers for the sale of our BethForge, CENTEC, and Sparrows Point Shipyard businesses. We hope to be able to conclude satisfactory sales transactions for them during the first half of this year. If not, we will close them and their assets will be sold.

  Implementing the Restructuring Plan will eliminate the significant operating losses caused by these businesses, will result in a stronger company better positioned for the future, and will allow us to focus even greater attention on our three core steel businesses.

CONCENTRATING ON OUR CORE STEEL BUSINESSES

Bethlehem's core steel businesses are the Burns Harbor Division, the Sparrows Point Division, and Pennsylvania Steel Technologies. We believe they provide a solid base on which we can build our company and add value for our stockholders. We will grow our company by intensifying our concentration on these businesses and by continuously improving their competitive positions in their markets.

BURNS HARBOR

The Burns Harbor Division accounts for about one-half of our total revenues and ships about 5 million tons of high quality steel products per year, primarily to the automotive and machinery markets. Burns Harbor has competitive costs and has won many quality awards from its customers. During 1996, we further enhanced Burns Harbor by making relatively modest capital expenditures to increase steelmaking capability, by modernizing the plate mill and hot strip mill, and by investing in Chicago Cold Rolling, L.L.C. This investment will make it possible for Burns Harbor to process more hot rolled sheet into higher value cold rolled sheet. We will continue to enhance Burns Harbor's competitiveness, and we believe a competitive rate of return will be earned on the investment we have in this Division.

SPARROWS POINT

The Sparrows Point Division accounts for about one-third of our total revenues and ships about 3 million tons per year of high quality sheet, plate and tin mill products, primarily to the construction and container markets. Sparrows Point has also won many quality awards and other forms of recognition from its customers. This past year, the Division established "reliability to customers" as a primary objective and, taking full advantage of its coating lines, further increased its percentage of higher value sheet product shipments. While Sparrows Point is currently profitable, one of our greatest challenges and highest priorities is to develop plans and implement actions for Sparrows Point to earn a competitive rate of return on the capital invested.
We must continue to improve productivity and reduce costs, and we may also consider some future modernization.

  With facilities at Burns Harbor and Sparrows Point, Bethlehem continues to be the nation's largest producer of plate, most of it in the higher value grades required for the more demanding industrial uses. Also, higher value cold rolled sheet, coated sheet and tin mill products accounted for more than 70 percent of sheet products shipped from these Divisions in 1996, up from 65 percent in 1995.

PENNSYLVANIA STEEL TECHNOLOGIES

Pennsylvania Steel Technologies is a leading supplier of railroad rails to the rail transportation market, high quality specialty blooms to the forging industry, and large-diameter pipe to the energy market. PST has a recently modernized electric steelmaking facility, a continuous caster, and state-of-the-art rail making technology. PST's operations were impaired by a severe flood in January 1996. Extraordinary actions by our employees returned the Division to operation quickly, and the utilization of its facilities has continued to improve throughout the year. PST is now well positioned to serve the growing market for premium railroad rail, specialty blooms, flat bars and large diameter pipe. With continuing cost and productivity improvements, we believe it will earn a competitive rate of return on the capital we have invested in this business.

REBUILDING OUR FINANCIAL STRENGTH

We have been working diligently on rebuilding Bethlehem's financial strength. We have a highly leveraged balance sheet due primarily to our legacy obligations for pensions and health care. Our objective is to have a capital structure that will earn us an investment grade credit rating. Our debt level and maturities over the next few years are relatively modest. Our debt to invested capital ratio was 36 percent in 1996, increasing by two percent over 1995 from the restructuring decision.

  Over the past three years, we have reduced our unfunded pension liability by about three-quarters of a billion dollars. At the end of 1996, our pension fund had assets of more than $4.2 billion. Our unfunded liability was reduced to $870 million from 1995's $1.1 billion. Eliminating our unfunded pension liability is one of our highest priorities because it will significantly reduce pension expense and strengthen our financial position.

  We are also working vigorously on another major capital structure and legacy cost issue -- health care costs for retirees and their families -- through a number of initiatives. These include greater use of Health Maintenance Organizations and other managed health care options, capping certain health care costs for retirees, and innovations such as our Bethlehem, Pennsylvania family health center.

IMPROVING CONTINUOUSLY

An important part of our strategy is to have continuous improvement in all of our activities. During 1996, we made many improvements especially with regard to our objectives related to customers, suppliers, employees and citizenship.

CUSTOMERS

Bethlehem has won many quality awards and other certifications from automakers. Burns Harbor and, more recently, Burns Harbor's Lackawanna, New York, Galvanized Products Division have received the QS-9000 automotive quality certification. With both facilities now certified, we are well positioned to supply our automotive customers. In 1996, through our Burns Harbor Division, Bethlehem was named a "Supplier of the Year" by General Motors-the only steel producer in the world to be so honored-and was also selected to supply all the sheet steel for General Motors' popular Saturn line of cars.

  Sparrows Point's plate mill received Q-Plus certification from the Carrier Corporation on the basis of the quality systems at the Division. During the course of the year, Pennsylvania Steel Technologies was qualified as a supplier of head-hardened rail by all the Class One railroads in the United States and doubled its shipments of this premium rail product compared to 1995.

SUPPLIERS

In 1996, we made significant progress through our Strategic Sourcing initiative and expect further progress this year. We established new relationships with suppliers covering a substantial portion of the $3 billion in raw materials, energy, equipment, goods and services we purchase annually. These relationships are achieving the key objectives of Strategic Sourcing: to forge a strong, competitive base of supply partners who share our commitment to deliver superior value to our customers; to realize significant, immediate and sustainable improvements in the total cost, quality and value of our purchased goods and services; and to establish mutual commitments to continuous improvement.

EMPLOYEES

We are fortunate that we have capable and dedicated employees who will lead us into the next century, and we are helping to provide them with the skills they need. During 1996, we continued to develop partnership activities among all employees. We initiated additional employee education and training programs to help develop the skilled and knowledgeable work force required to compete in an increasingly competitive, global business environment. In 1996, various educational programs provided more than 550,000 employee training hours, an average of over 30 hours per employee. For example, more than half of our employees have already completed a custom financial management program that includes financial concepts, measurements and business fundamentals. This program is designed to help our employees focus their efforts on increasing our return on net assets and stockholder value.

  The 1996 contract reopener of 1993's six-year agreement with the United Steelworkers of America was completed, and we now have a contract through mid-1999.

  We are committed to the safety and health of our employees and believe that safety is a fundamental corporate value which must not be compromised. During the past year we continued to improve our safety performance and expand safety training. Our total injury incidence rate was 21 percent better than 1995. Over the past two years, we reduced our disabling injuries by more than 40 percent. For the 16th time in the past 28 years, our Railroad subsidiary in Bethlehem, Pennsylvania won a Harriman Institute Award for its safety performance. In a joint effort with the USWA, we began implementing a new "employee safety process" to provide greater involvement of all employees in creating the best possible safety environment, both on and off the job.

  We continued with activities to have profit sharing for our employees based upon performance and to increase employee ownership of Bethlehem stock so that our employees' interests are aligned with those of our stockholders. We have initiated many other activities among our employees that are aimed at making continuous improvement in all aspects of our business a way of life at Bethlehem.

CITIZENSHIP

We believe that being a good citizen helps generate value for our stockholders. Citizenship is expressed in many ways, including environmental performance, community support and economic development.

  During 1996, we issued our first annual Environmental Progress Report, which is consistent with our endorsement of the CERES Principles, an environmental code of conduct. To explore environmental and other issues of mutual interest with our communities, Burns Harbor and Sparrows Point established Community Awareness Panels in their local areas. We received the Pennsylvania Governor's Award for Environmental Excellence for developing a process to treat the dust captured from electric furnaces. We also received an award from the U.S. Environmental Protection Agency for our comprehensive waste reduction program to recycle office waste materials and increase the use of recycled products.
We provided leadership in United Way and other charitable organizations, with Sparrows Point and Burns Harbor each contributing, largely through employee giving, more than $1 million to their local United Way campaigns. We are actively supporting efforts to revitalize the properties on the South Side of Bethlehem and certain other communities that have been affected by the restructuring of our businesses.

CHANGES TO THE BOARD

During this past year, Shirley D. Peterson, President of Hood College, joined our Board. We look forward to continuing to work with Shirley and having her advice and counsel. We also want to acknowledge and thank Thomas L. Holton and Winthrop Knowlton, who will be retiring as Directors in April, for their many years of outstanding and loyal service to Bethlehem.

OUR BUSINESS OUTLOOK IS POSITIVE

We believe that the domestic economy will continue on a course of moderate and sustainable growth and low inflation. We also believe that the global economy will show some additional strength this year compared to 1996. Based on this economic environment, we believe that steel markets will continue to be relatively good in the United States and that domestic industry steel shipments in 1997 will be close to the estimated 100 million tons shipped in 1996.

  We recognize, however, that competition will be intense as new capacity enters the marketplace, and unfairly traded imports continue to be of concern. We will continue to take actions to improve our competitiveness by enhancing our customer service and reliability, increasing the utilization of our facilities, aggressively reducing costs and improving our productivity.

  While 1996 was certainly a challenging year for Bethlehem, it was also a year in which many important decisions were made that have strengthened our company. We enter 1997 with a skilled work force, excellent facilities and a company better positioned to take advantage of the opportunities of the future and to improve stockholder value.

  Fair and open trade is important for Bethlehem and its customers. We fully support international trade initiatives that will open foreign markets and help cause fair trade in the global marketplace.

  In 1997 and beyond, our Vision is to be the Premier Steel Company-our Strategy to achieve that Vision is to concentrate on steel, rebuild our financial strength and have continuous improvement in all our activities-our Objectives are to serve our customers, partner with our employees, be good citizens, and increase the value of our company for our stockholders.

  We have four principal goals for 1997: to successfully execute our business plans at every Business Division, Service Unit, Department and for the Corporation as a whole; to effectively implement our Restructuring Plan; to continue progress with respect to our pension and health care legacy costs; and to continue to advance plans for the improvement of Bethlehem's future profitability.

  We are determined to be the supplier of choice for our customers, the employer of choice for our employees and the communities in which we operate, and the investment of choice for our stockholders.



/s/ Hank Barnette

Curtis H. Barnette, Chairman
January 29, 1997

FINANCIAL REVIEW AND OPERATING ANALYSIS                        Bethlehem Steel

Our net loss of $309 million in 1996 included restructuring charges of $465 million ($382 million after tax) as a result of a Restructuring Plan that will result in our exiting five businesses. We plan to exit Bethlehem Structural, BethForge, CENTEC and BethShip Sparrows Point Shipyard. In the third quarter of 1996, we sold and leased assets of our Eagle Nest coal mine. We also wrote off impaired assets at Bethlehem Coke, which will continue to operate two coke oven batteries in Bethlehem, Pennsylvania. See Note C to the Consolidated Financial Statements.

  Excluding the restructuring charges, we reported net income of $73 million ($.28 per share) in 1996, compared to net income of $180 million in 1995 and $81 million in 1994. Results for 1996 declined from 1995 principally from lower average realized steel prices and shipments, partially offset by a higher valued product mix. The improvement in 1995 over 1994 was from higher realized steel prices, partially offset by lower shipments and higher operating costs.

  Sales in 1996 decreased to $4.68 billion from $4.87 billion in 1995 and $4.82 billion in 1994.

SEGMENT RESULTS

BASIC STEEL OPERATIONS. Our Basic Steel Operations segment had a loss from operations of $87 million in 1996, including $255 million of restructuring charges for exiting Bethlehem Structural, writing off impaired assets at Bethlehem Coke, and the sale and lease of certain assets of our Eagle Nest coal mine. Excluding restructuring charges, income from operations was $168 million in 1996, compared to $311 million in 1995 and $166 million in 1994.

  1996's results declined due to lower realized steel prices and lower structural product shipments, partially offset by an improved product mix from lower structural product shipments and a higher percentage of coated and cold rolled sheet products shipped at the Sparrows Point and Burns Harbor Divisions. Average realized prices were 3% lower in 1996 than they were in 1995.
Shipments were 8.8 million tons in 1996 compared to 9.0 million tons in 1995.

  The improvement in 1995 from 1994 was from higher realized steel prices, partially offset by lower shipments and higher operating costs. Shipments fell to 9.0 million tons in 1995 from 9.3 million tons in 1994 principally from the softening in automotive markets and higher customer inventories at the beginning of 1995. Average realized prices were 5% higher than 1994. Employment costs were higher principally from higher profit sharing. Scrap and alloy market prices and depreciation expense were also higher.

  The effects of changes in average realized steel prices, shipments (including coal) and product mix on basic steel segment sales during the last two years were as follows:

                    Increase (decrease) from prior year
                    -----------------------------------
                              1996      1995
                              ----      ----
Realized prices               (3)%       5%
Shipments                     (3)       (4)
Product mix                    2         1
                              ----      ---
 Total sales                  (4)%       2%
                              ====      ===

  Raw steel production decreased to 9.4 million tons in 1996 from 10.4 million tons in 1995 as a result of closing Bethlehem Structural's steelmaking facilities. Raw steel production was 9.8 million tons in 1994.

  The Burns Harbor Division shipped 4.8 million tons of steel products in 1996, compared to 4.6 million tons in 1995 and 5.1 million tons in 1994. Despite an increase in shipments and lower purchased steel and raw material costs in 1996, Burns Harbor's operating results declined principally from lower average realized prices on all flat rolled products.

  In 1996, Burns Harbor completed a capital expenditure project to increase annual steelmaking capability by nearly 400,000 tons to reduce its reliance on higher cost purchased steel. Burns Harbor is also realizing energy savings at its blast furnaces from the coal injection technology installed in 1995. We recently approved upgrading Burns Harbor's No. 1 caster to improve productivity and costs. The work will be performed during a planned blast furnace reline in 1998.

  The Sparrows Point Division shipped 3.2 million tons of steel products to trade customers in 1996, compared to 3.0 million tons in 1995 and 2.9 million tons in 1994. Despite increased shipments, improvements in its tin mill and hot strip mill operations and a better product, mix from shipping more coated and cold rolled sheet products, Sparrows Point's 1996 results declined principally from lower average realized prices on all light flat rolled products.

  Shipments declined slightly at Pennsylvania Steel Technologies (PST) due to lower semifinished and large-diameter pipe shipments; however, shipments of PST's premium head-hardened rail were double 1995's levels. Extreme cold weather and a flood in early 1996 also affected PST's results. PST has been a supplier of semifinished steel to Bethlehem Structural and BethForge. Although total shipments at PST could be lower due to our exiting Bethlehem Structural and BethForge, we believe there are market opportunities for higher margin semifinished products that could offset the loss of this business.

  In 1995, we discontinued iron and steelmaking operations, production of heavy structural shapes and foundry operations in Bethlehem, Pennsylvania. In 1996, we announced a restructuring plan to improve financial performance and stockholder value, which included exiting the Bethlehem Structural business entirely. Efforts to sell Bethlehem Structural have been unsuccessful; therefore, Bethlehem Structural will cease production during the first quarter of 1997.

PERCENTAGE OF BETHLEHEM'S NET SALES
BY SEGMENT AND MAJOR PRODUCT

                                  1996        1995            1994
                                  ----        ----            ----
BASIC STEEL OPERATIONS
Steel mill products:
   Hot rolled sheets              14.7%       15.9%           16.6%
   Cold rolled sheets             16.0        14.4            17.0
   Coated sheets                  32.0        29.7            25.9
   Tin mill products               7.0         6.1             6.6
   Plates                         15.3        15.1            14.0
   Structural shapes and piling    3.8         6.7             6.7
   Rail products                   3.5         3.2             2.8
   Other steel mill products       1.6         2.7             2.5
Other products and services
  (including raw materials)        3.6         4.2             5.5
                                 ------      ------          ------
                                  97.5        98.0            97.6
STEEL RELATED OPERATIONS           2.5         2.0             2.4
                                 ------      ------          ------
                                 100.0%      100.0%          100.0%
                                 ======      ======          ======

PERCENTAGE OF STEEL MILL PRODUCT SHIPMENTS
BY PRINCIPAL MARKET

(Based on tons shipped)           1996        1995            1994
                                  ----        ----            ----
Service Centers, Processors
  and Converters (including
  semifinished customers)         45.2%       41.0%           45.9%
Transportation
  (including automotive)          26.0        24.8            24.2
Construction                      12.6        14.2            14.7
Containers                         5.2         5.2             5.7
Machinery                          5.1         5.2             4.9
Other                              5.9         9.6             4.6
                                 ------      ------          ------
                                 100.0%      100.0%          100.0%
                                 ======      ======          ======

STEEL RELATED OPERATIONS. Our Steel Related Operations segment (BethShip, BethForge and CENTEC) reported a loss from operations of $241 million in 1996, including $210 million of restructuring charges related to our decision to exit all of the businesses in this segment. These businesses are continuing to operate while we are trying to sell them. Excluding the restructuring charges, the Steel Related segment had losses from operations of $31 million in 1996, compared to losses of $42 million in 1995 and $32 million in 1994.

  Losses in 1996, excluding restructuring charges, improved from 1995 because of lower costs at BethForge and improved pricing and productivity at BethShip. In late 1995, BethForge shut down its electric furnace shop, incurring higher costs in the process, and began receiving ingots from PST. Losses in 1994 were due to costs related to severe winter weather, high operating costs at BethForge and a weak ship repair market.

LIQUIDITY AND CAPITAL STRUCTURE

At December 31, 1996, total liquidity, comprising cash, cash equivalents and funds available under our bank credit arrangement, totaled $446 million compared to $512 million at December 31, 1995.

  Cash provided from operating activities in 1996 declined to $341 million from $586 million in 1995 from lower earnings and changes in working capital. Cash provided from operating activities was $384 million in 1994. Principal uses of cash during 1996 included capital expenditures of $259 million, pension funding of $170 million and debt repayments of $92 million.

  During 1996, long-term interest rates increased and the equity markets provided strong total returns for financial assets, including our pension fund assets. Better than market performance on our pension fund assets, a decrease in our pension obligation caused by the increase in interest rates, and our $170 million contribution to our pension fund more than offset the increase in our pension obligation from current year pension expense, actuarial losses and our restructuring charges. The resulting reduction in our pension obligation during 1996 from $1.1 billion to $870 million also eliminated 1995's charge to our stockholders' equity of $67 million under required accounting rules.

  We have contributed amounts to our pension fund substantially in excess of amounts required under current law and regulations. As a result, we currently have a funding standard credit balance that would allow us to defer pension funding for about two years, although we presently have no plans to do so.

  Major projected uses of funds for 1997 include an estimated $280 million of capital expenditures, repayment of about $50 million of debt and capital lease obligations, and pension funding. We expect to maintain an adequate level of liquidity throughout 1997 from cash flow from operations, reductions in working capital, proceeds from the sale of our interests in the Iron Ore Company of Canada, and available funds under our credit arrangement.

COMMON STOCK MARKET AND DIVIDEND INFORMATION

                        1996 Prices*             1995 Prices*
                    -------------------      -------------------
Period                High        Low          High        Low
                      ----        ---          ----        ---
First Quarter       $15.875     $13.125      $19.125     $14.125
Second Quarter       14.500      11.500       16.375      13.625
Third Quarter        12.000       9.250       18.250      13.750
Fourth Quarter       10.313       7.625       14.750      12.625

*The principal market for Bethlehem Common Stock is the New York Stock Exchange. Bethlehem Common Stock is also listed on the Chicago Stock Exchange. The high and low sales prices of Bethlehem's Common Stock as reported in the consolidated transaction system are shown. The trading symbol for Bethlehem Common Stock is BS. Bethlehem has not paid a dividend on its Common Stock since the fourth quarter of 1991.

CAPITAL EXPENDITURES

Capital expenditures were $259 million in 1996 compared to $267 million in 1995 and $445 million in 1994. Major strategic projects during 1996 included the upgrade of the 160-inch plate mill and the modernization of the hot strip mill at Burns Harbor. In 1996, Burns Harbor completed a project to increase the heat size of its basic oxygen furnaces, reducing its need to purchase higher cost semifinished steel. Construction of the Chicago Cold Rolling joint venture has been completed and operations began during the first quarter of 1997.

  At December 31, 1996, the estimated cost of completing authorized capital expenditures was about $386 million compared to $400 million at December 31, 1995. Such authorized capital expenditures are expected to be completed during the 1997-1999 period.

EMPLOYEES AND EMPLOYMENT COSTS

At year-end 1996, we had about 17,500 employees compared to about 18,300 employees at the end of 1995 and 19,900 employees at the end of 1994. About three-quarters of our employees are covered by our labor agreements with the United Steelworkers of America (USWA).

  Under the terms of our 1993 labor agreements with the USWA, most employees at our steel operations received a bonus in 1996 of $.50 per hour worked (maximum payment of $1,000) based on our having achieved the required level of 1995 adjusted consolidated pre-tax income. Also, profit sharing of 8% of adjusted consolidated annual income before taxes, unusual items and expenses applicable to the plan plus 2% of adjusted profits of certain operations is paid to USWA represented employees in the following year. Profit sharing is also paid to non-represented employees based on specific Corporate and Business Unit plans and performance. We paid about $75 million in 1996 and expect to pay about $45 million for income related bonus, profit-sharing and shortfall amounts in early 1997.

  The 1993 labor agreements provided for Reopener Negotiations in March 1996 for certain wage and benefit provisions (excluding pensions and health care benefits) with any changes to be effective August 1, 1996, and continuing through the expiration of the labor agreement on August 1, 1999. We did not reach a settlement with the USWA, and the parties submitted unresolved issues to arbitration. The Arbitrator selected our final offer which includes three wage increases totaling $1.00 per hour, lump sums totaling up to $2,000 (one-half depends on achieving certain annual profits in 1997 and 1998) and continuing one floating holiday each year for the next three years. As a result of the Arbitrator's decision, most employees at steel operations received a $.50 per hour wage increase on August 1, 1996 and will receive a $.25 per hour wage increase on August 1, 1997 and 1998.

  Under other provisions of the labor agreements, we are required to pay "shortfall amounts" each year up to 10% of the first $100 million and 20% in excess of $100 million of consolidated income before taxes, unusual items and expenses applicable to the shortfall plan. Shortfall amounts arise when employees terminate employment and ESOP Preference Stock, held in trust for employees in reimbursement for wage and benefit reductions in prior years, is converted into Common Stock and sold for amounts less than the stated value of the Preference Stock ($32 for Series A and $40 for Series B). We issued approximately 61,000 shares of Series B Preference Stock in 1996 and approximately 40,800 shares in 1995 to a trustee for the benefit of employees for 1995 and 1994, respectively, and expect to issue about 35,000 shares in early 1997 for the 1996 plan year.

  Additional information concerning our employment costs is presented below.

EMPLOYMENT COST SUMMARY -  ALL EMPLOYEES

(Dollars in millions)              1996         1995       1994
---------------------              ----         ----       ----
Salaries and Wages                $ 966       $1,058      $ 999
Employee Benefits
   Pension Plans:
      Actives                       111          105        108
      Retirees                       81          105         95
   Medical and Insurance:
      Actives                       148          151        152
      Retirees                      115          116        115
   Payroll, Taxes                    85           95         90
   Workers' Compensation             28           33         47
   Savings Plan and Other            21           21         27
                                 ------       ------     ------
Total Benefit Costs                 589          626        634
                                 ------       ------     ------
Total Employment Costs           $1,555       $1,684     $1,633
                                 ======       ======     ======
Employment Costs as a
  Percent of Net Sales              33%          35%        34%
                                 ======       ======     ======

ENVIRONMENTAL MATTERS

We are subject to various federal, state and local environmental laws and regulations concerning, among other things, air emissions, waste water discharges, and solid and hazardous waste disposal. During the five years ended December 31, 1996, we spent approximately $160 million for environmental control equipment. Expenditures for new environmental control equipment totaled approximately $29 million in 1996, $36 million in 1995 and $44 million in 1994. The costs incurred in 1996 to operate and maintain existing environmental control equipment were approximately $115 million (excluding interest costs but including depreciation charges of $19 million) compared to $120 million in 1995 and $115 million in 1994.

  Negotiations between Bethlehem and federal and state regulatory agencies are being conducted to resolve differences in interpretation of certain environmental control requirements. In some instances, those negotiations are being held in connection with the resolution of pending environmental proceedings. We believe that there will not be any significant curtailment or interruptions of any of our important operations as a result of these proceedings and negotiations. Existing environmental laws could be amended, new laws could be enacted by Congress and state legislatures, and new environmental regulations could be issued by regulatory agencies. For these reasons, we cannot predict the specific environmental control requirements that we will face in the future. Based on existing and anticipated regulations promulgated under presently enacted legislation, we currently estimate that capital expenditures for installation of new environmental control equipment will average about $30 million per year over the next two years. However, estimates of future capital expenditures and operating costs required for environmental compliance are subject to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

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

  Since 1946, Bethlehem has had a formal program of environmental control. We were one of the first industrial companies in the United States to recognize our obligation to our communities, their citizens and our environment. We continue to expand our commitment to the environment through the development and implementation of progressive environmental programs consistent with the goals identified in our Corporate Environmental Policy and the CERES Principles that we first endorsed last year.

CONSOLIDATED STATEMENTS OF INCOME                        Bethlehem Steel





                                                     Year Ended December 31
------------------------------------------------------------------------------
(Dollars in millions, except per share data)        1996     1995      1994
------------------------------------------------------------------------------


NET SALES                                         $4,679.0  $4,867.5  $4,819.4
                                                  --------- --------- ---------
COSTS AND EXPENSES:
Cost of sales                                      4,168.2   4,202.8   4,287.3
Depreciation (Note A)                                268.7     284.0     261.1
Selling, administration and general expense          105.5     111.8     137.4
Estimated restructuring loss (Note C)                465.0        -         -
                                                  --------- --------- ---------
TOTAL COSTS AND EXPENSES                           5,007.4   4,598.6   4,685.8
                                                  --------- --------- ---------
INCOME (LOSS) FROM OPERATIONS                       (328.4)    268.9     133.6

FINANCING INCOME (EXPENSE):
Interest and other financing costs (Note A)          (53.3)    (60.0)    (46.2)
Interest income                                        5.9       7.7       7.1
                                                  --------- --------- ---------
INCOME (LOSS) BEFORE INCOME TAXES                   (375.8)    216.6      94.5

Benefit (Provision) for Income Taxes (Note D)         67.0     (37.0)    (14.0)
                                                  --------- --------- ---------
NET INCOME (LOSS)                                   (308.8)    179.6      80.5

Dividends on Preferred and Preference Stock           41.9      42.4      43.1
                                                  --------- --------- ---------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK -
  ($3.15), $1.24 AND $.35 PER SHARE               $ (350.7) $  137.2  $   37.4
                                                  ========= ========= ==========

The accompanying Notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS                              Bethlehem Steel

                                                              December 31
--------------------------------------------------------------------------
(Dollars in millions, except per share data)              1996       1995
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note A)                      $ 136.6    $ 180.0
Receivables (Note E)                                      311.6      374.6
Inventories (Notes A and E)
  Raw materials and supplies                              332.0      335.5
  Finished and semifinished products                      667.0      604.9
  Contract work in progress less
    billings of $.5 and $10.9                              18.3       17.8
                                                        --------  ---------
  Total Inventories                                     1,017.3      958.2
Other current assets                                       22.9       13.0
                                                        --------  ---------
TOTAL CURRENT ASSETS                                    1,488.4    1,525.8
INVESTMENTS AND MISCELLANEOUS ASSETS (Note A)             106.7      112.3
PROPERTY, PLANT AND EQUIPMENT less accumulated
  depreciation of $3,924.2 and $4,329.5 (Note A)        2,419.8    2,714.2
DEFERRED INCOME TAX ASSET -- NET (Note D)                 935.0      885.0
INTANGIBLE ASSET --  PENSIONS (Note G)                    160.0      463.0
                                                       ---------  ---------
TOTAL ASSETS                                           $5,109.9   $5,700.3
                                                       =========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                        $ 410.4    $ 381.4
Accrued employment costs                                  163.3      208.0
Postretirement benefits other than pensions (Note H)      150.0      150.0
Accrued taxes (Note D)                                     67.9       72.4
Debt and capital lease obligations (Note E)                49.3       91.5
Other current liabilities                                 116.5      146.3
                                                        --------  ---------
TOTAL CURRENT LIABILITIES                                 957.4    1,049.6
PENSION LIABILITY (Notes C and G)                         870.0    1,115.0
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
  (Notes C and H)                                       1,445.0    1,415.0
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Note E)     497.4      546.8
OTHER LONG-TERM LIABILITIES                               374.1      335.6
STOCKHOLDERS' EQUITY (Notes I, J,and K):
Preferred Stock -- at $1 per share par value
  (aggregate liquidation preference of $481.2);
  Authorized 20,000,000 shares                             11.6       11.6
Preference Stock -- at $1 per share par value
  (aggregate liquidation preference of $86.2);
  Authorized 20,000,000 shares                              2.5        2.6
Common Stock -- at $1 per share par value;
  Authorized 250,000,000 shares;
  Issued 113,851,199 and 112,699,869 shares               113.9      112.7
Common Stock -- Held in Treasury,
  2,017,662 and 1,992,189 shares at cost                  (59.7)     (59.4)
Additional Paid-in Capital                              1,886.3    1,850.6
Accumulated Deficit                                      (988.6)    (679.8)
                                                        --------  ---------
TOTAL STOCKHOLDERS' EQUITY                                966.0    1,238.3
                                                        --------  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $5,109.9   $5,700.3
                                                       =========  =========


The accompanying Notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                       BETHLEHEM STEEL

                                                       Year Ended December 31
-------------------------------------------------------------------------------
(Dollars in millions)                                 1996     1995     1994
-------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income (Loss)                                   $(308.8) $ 179.6  $  80.5
Adjustments for items not affecting cash
from operating activities:
  Estimated restructuring loss (Note C)               465.0       -        -
  Depreciation                                        268.7    284.0    261.1
  Deferred income taxes                               (67.0)    35.0     13.0
  Other - net                                           9.1      2.1     15.8
Working capital (excluding investing and
financing activities):
  Receivables - operating                               9.1    114.9    (22.7)
  Receivables - sold (Note E)                          54.0     30.0       -
  Inventories                                         (58.8)   (79.0)   (28.1)
  Accounts payable                                     28.9     (5.6)    20.6
  Employment costs and other                          (60.6)    35.8     45.8
Other - net                                             1.2    (10.5)    (2.3)
                                                    -------- -------- ---------
CASH PROVIDED FROM OPERATING ACTIVITIES               340.8    586.3    383.7
                                                    -------- -------- ---------
INVESTING ACTIVITIES:
Capital expenditures                                 (259.0)  (266.8)  (444.6)
Cash proceeds from asset sales and other                7.7     17.6     31.0
                                                    -------- -------- ---------
CASH USED FOR INVESTING ACTIVITIES                   (251.3)  (249.2)  (413.6)
                                                    -------- -------- ---------
FINANCING ACTIVITIES:
Pension financing (funding) (Note G):
  Pension expense                                     192.0    210.0    203.1
  Pension funding                                    (170.0)  (330.0)  (472.3)
Long-term debt borrowings (Note E)                      3.1      3.6     31.1
Long-term debt and capital lease payments (Note E)    (91.8)  (120.7)   (99.9)
Cash dividends paid (Note K)                          (40.4)   (40.4)   (40.4)
Common Stock issued (Note K)                             -        -     355.3
Other payments                                        (25.8)   (39.1)   (16.4)
                                                    -------- -------- ---------
CASH USED FOR FINANCING ACTIVITIES                   (132.9)  (316.6)   (39.5)
                                                    -------- -------- ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  (43.4)    20.5    (69.4)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       180.0    159.5    228.9
                                                    -------- -------- ---------
                          - END OF PERIOD           $ 136.6  $ 180.0  $ 159.5
                                                    ======== ======== =========
SUPPLEMENTAL CASH PAYMENT INFORMATION:
Interest, net of amount capitalized                  $ 52.8   $ 61.1   $ 41.6
Income taxes (Note D)                                $  3.7   $   -    $   .2
                                                    ======== ======== =========

The accompanying Notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      Bethlehem Steel

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

  INVESTMENTS - Investments in associated enterprises accounted for by the equity method were $50 million and $49 million at December 31, 1996 and 1995. Associated enterprises are primarily 50% or less interests in steel sheet coating and mining operations.

  PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense. Gains or losses on dispositions of property, plant and equipment are recognized in income. Interest is capitalized on significant construction projects and totaled $7 million, $5 million and $31 million in 1996, 1995 and 1994.

  Our property, plant and equipment by major classification is:

------------------------------------------------------------------------------
                                             December 31
                                     ------------------------
(Dollars in millions)                  1996             1995
---------------------                  ----             ----
Land (net of depletion)              $  26.9          $  35.8
Buildings                              633.1            689.3
Machinery and equipment:
 Steel manufacturing                 5,095.1          5,572.2
 Other                                 407.4            610.4
                                    ---------        ---------
                                     6,162.5          6,907.7
Accumulated depreciation            (3,924.2)        (4,329.5)
                                    ---------        ---------
                                     2,238.3          2,578.2
Construction-in-progress               181.5            136.0
                                    ---------        ---------
 Total                              $2,419.8         $2,714.2
                                    =========        =========


  DEPRECIATION - Depreciation, which includes amortization of assets under capital leases, is based upon the estimated useful lives of each asset group. The estimated useful life is 18 years for most steel producing assets. Steel assets, other than blast furnace linings, and most raw material producing assets are depreciated on a straight-line basis adjusted by an activity factor. This factor is based on the ratio of production and shipments for the current year to the average production and shipments for the current and preceding four years at each operating location. Annual depreciation after adjustment for this activity factor is not less than 75% nor more than 125% of straight-line depreciation. Depreciation after adjustment for this activity factor was $13 million, $16 million and $10 million more than straight-line in 1996, 1995 and 1994. Through December 31, 1996, $6 million more accumulated depreciation has been recorded under this method than would have been recorded under straight-line depreciation. The cost of blast furnace linings is depreciated on a unit-of-production basis.

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

  USE OF ESTIMATES - In preparing these financial statements, Bethlehem's management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. See, for example, Note D, TAXES; Note F, COMMITMENTS AND CONTINGENT LIABILITIES; Note G, POSTRETIREMENT PENSION BENEFITS; and Note H, POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. In the future, actual amounts received or paid could differ from these estimates.

B. INDUSTRY SEGMENT INFORMATION

------------------------------------------------------------------------------
(Dollars in millions)               1996            1995           1994
---------------------               ----            ----           ----
SALES:
Trade:
Basic Steel Operations            $4,561.9        $4,768.6       $4,702.4
Steel Related Operations             117.1            98.9          117.0
Intersegment:
Basic Steel Operations                18.9             8.2            3.8
Steel Related Operations              23.3            19.4           19.4
Eliminations                         (42.2)          (27.6)         (23.2)
                                  ---------       ---------      ---------
    Total                         $4,679.0        $4,867.5       $4,819.4
                                  =========       =========      =========
ESTIMATED RESTRUCTURING LOSS:
Basic Steel Operations            $  255.0               -              -
Steel Related Operations             210.0               -              -
                                  ---------       ---------      ---------
    Total                         $  465.0        $      -       $      -
                                  =========       =========      =========
INCOME (LOSS) FROM OPERATIONS:
Basic Steel Operations            $  (87.3)       $  310.7       $  166.0
Steel Related Operations            (241.1)          (41.8)         (32.4)
                                  ---------       ---------      ---------
    Total                         $ (328.4)       $  268.9       $  133.6
                                  =========       =========      =========
SHIPMENTS (TONS IN THOUSANDS):
Basic Steel Operations               8,764           8,970          9,251
                                  =========       =========      =========
IDENTIFIABLE ASSETS:
Basic Steel Operations            $3,862.3        $4,048.3       $4,106.0
Steel Related Operations              57.8           115.5          102.7
Corporate                          1,189.8         1,536.5        1,573.7
                                  ---------       ---------      ---------
    Total                         $5,109.9        $5,700.3       $5,782.4
                                  =========       =========      =========
DEPRECIATION:
Basic Steel Operations             $ 263.2         $ 277.3        $ 252.6
Steel Related Operations               5.5             6.7            8.5
                                  ---------       ---------      ---------
    Total                          $ 268.7         $ 284.0        $ 261.1
                                  =========       =========      =========
CAPITAL EXPENDITURES:
Basic Steel Operations             $ 251.7         $ 253.4        $ 432.1
Steel Related Operations               7.3            13.4           12.5
                                  ---------       ---------      ---------
    Total                          $ 259.0         $ 266.8        $ 444.6
                                  =========       =========      =========

  A general description of our segments and their products and services is contained under the heading "Bethlehem's Segments" on page 7 of this Report.

  Intersegment sales are generally at market prices. Corporate assets consist primarily of cash and cash equivalents, investments, deferred income tax asset and intangible asset-pensions.

C. ESTIMATED RESTRUCTURING LOSS
   AND IMPAIRMENT OF LONG-LIVED ASSETS

  During 1996, we announced a Restructuring Plan to improve financial performance and stockholder value. We plan to exit our Bethlehem Structural, BethForge, CENTEC, and BethShip Sparrows Point Shipyard businesses. We will operate these units for a period of time while efforts are being made to sell them, but we expect all units to be sold or shut down by the end of 1997. In the third quarter of 1996, we sold and leased assets of our Eagle Nest coal mine. Additionally, our Coke Division in Bethlehem, Pennsylvania was written off as an impaired asset but will continue to operate. Accordingly, we recorded restructuring losses in 1996 totaling $465 million ($382 million after tax or $3.43 per share). These losses included $250 million for the net book value of certain assets, $180 million for employee benefit related costs ($120 million for pensions, $30 million of postretirement benefits other than pensions, and $30 million for severance and other benefits) and $35 million for future contractual and other costs. We expect to reduce our work force by 2,250 employees as a result of our decision.

D. TAXES

Our benefit (provision) for income taxes consisted of:

(Dollars in millions)                  1996          1995         1994
---------------------                  ----          ----         ----
Federal - deferred                     $ 67          $(35)        $(13)
Federal, state and foreign - current      -            (2)          (1)
                                       ----          -----        -----
   Total benefit (provision)           $ 67          $(37)        $(14)
                                       ====          =====        =====

  The benefit (provision) for income taxes differs from the amount computed by applying the federal statutory rate to pre-tax income (loss). The computed amounts and the items comprising the total differences follow:

(Dollars in millions)                  1996          1995         1994
---------------------                  ----          ----         ----
PRE-TAX INCOME (LOSS):
United States                         $(392)         $203          $87
Foreign                                  16            14            8
                                       ----          -----        -----
    Total                             $(376)         $217          $95
                                       ====          =====        =====

Computed amounts                       $132          $(76)        $(33)
Valuation allowance                     (67)           37           13
Percentage depletion                      5             5            8
Dividend received deduction               2             3            3
State and foreign taxes                   -             -           (1)
Other differences - net                  (5)           (6)          (4)
                                       ----          -----        -----
    Total benefit (provision)          $ 67          $(37)        $(14)
                                       ====          =====        =====

The components of our net deferred income tax asset are as follows:

                                                December 31
------------------------------------------------------------------
(Dollars in millions)                       1996              1995
                                            ----              ----
TEMPORARY DIFFERENCES:
Employee benefits                          $ 835             $ 830
Depreciable assets                          (255)             (300)
Other                                        115               115
                                           ------            ------
  Total                                      695               645
Operating loss carryforward                  650               600
                                           ------            ------
  Deferred income tax asset                1,345             1,245
Valuation allowance                         (410)             (360)
                                           ------            ------
  Deferred income tax asset-net            $ 935             $ 885
                                           ======            ======
  Temporary differences represent the cumulative taxable or deductible amounts recorded in our financial statements in different years than recognized in our tax returns. Our employee benefits temporary difference includes amounts expensed in our financial statements for pensions, health care, life insurance and other postretirement benefits that become deductible in our tax return upon payment or funding in qualified trusts. The depreciable assets temporary difference represents principally tax depreciation in excess of financial statement depreciation. Other temporary differences represent principally various expenses accrued for financial reporting purposes that are not deductible for tax reporting purposes until paid. At December 31, 1996, we had regular tax net operating loss carryforwards of $1.8 billion and alternative minimum tax loss carryforwards of $800 million. Regular federal tax net operating loss carryforwards of $315 million expire in 1998, with the balance expiring in varying amounts from 1999 through 2011.

FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES, requires that we record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states, "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred tax asset depends on our ability to generate sufficient taxable income in the future. Bethlehem reported income before restructuring charges and accounting changes in eight of the past ten years. Bethlehem has undergone substantial restructuring and made substantial strategic capital expenditures during the last several years. Also, we have significant tax planning opportunities to manage taxable income including selection of depreciation methods and timing of contributions to our pension trust fund.

  We believe that our deferred tax asset will be realized by future operating results together with tax-planning opportunities. However, our significant net operating loss carryforwards and future tax deductions from temporary differences make it appropriate to record a valuation allowance. Accordingly, we have provided a valuation allowance equal to 50% of the total deferred tax asset related to our operating loss carryforward and our temporary differences exclusive of postretirement benefits other than pensions. If we have a tax loss in any year in which our tax deduction for postretirement benefits other than pensions exceeds our financial statement expense, the tax law currently provides for a 15-year carryforward of that loss against future taxable income. We, therefore, have ample time to realize these future tax benefits. We believe, therefore, a valuation allowance is not appropriate for the deferred tax asset related to our temporary difference for postretirement benefits other than pensions.

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

  In addition to income taxes, we incurred costs for certain other taxes as follows:

(Dollars in millions)                   1996          1995          1994
---------------------------------------------------------------------------
Employment taxes                      $ 85.1        $ 95.2        $ 90.1
Property taxes                          25.1          24.6          24.7
State and foreign taxes                 11.0          11.2           9.1
Federal excise tax on coal               2.0           2.6           3.1
                                      ------        ------        ------
 Total other taxes                    $123.2        $133.6        $127.0
                                      ======        ======        ======

E. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                December 31
---------------------------------------------------------------
(Dollars in millions)                        1996          1995
---------------------                        ----          ----
5.69%-5.99% Galvanizing lines financing     $149.7        $187.1
NOTES AND LOANS:
10 3/8% Senior Notes, Due 2003               105.0         105.0
2%-9.64%, Due 1997-2009                       14.6          25.5
DEBENTURES:
6 7/8%, Due 1999                              11.8          15.7
8 3/8%, Due 2001                              41.6          41.6
8.45%, Due 2005                               90.7          90.7
POLLUTION CONTROL AND
 INDUSTRIAL REVENUE BONDS:
7 1/2%-8%, Due 2015-2024                     128.9         128.9
Capital lease obligations                      5.6          45.2
Unamortized debt discount                     (1.2)         (1.4)
                                            -------       -------
   Total                                     546.7         638.3
Amounts due within one year                  (49.3)        (91.5)
                                            -------       -------
 Long-term                                  $497.4        $546.8
                                            =======       =======

  Maturities and sinking fund requirements for the next five years are $49 million in 1997, $46 million in 1998, $45 million in 1999, $48 million in 2000 and $50 million in 2001.

  The galvanizing lines financing is collateralized by such equipment at our Sparrows Point and Burns Harbor Divisions and will be repaid in equal semiannual installments through 2000.

  The 10 3/8% Senior Notes are senior in right of payment to all existing and future subordinated indebtedness of Bethlehem. As unsecured senior obligations, the Notes will effectively be subordinate to secured senior indebtedness of Bethlehem. These Notes contain covenants that impose certain limitations on Bethlehem's ability to incur or repay debt, to pay dividends and make other distributions on or redeem capital stock, or to sell, merge, transfer or encumber assets. See Note K, STOCKHOLDERS' EQUITY.

  We have a credit arrangement, which expires on September 11, 2000, with a group of 13 domestic and international banks for $500 million, $150 million of which can be used for letters of credit. The arrangement consists of a $300 million receivables sale/purchase agreement through a wholly-owned special purpose subsidiary and a $200 million secured credit agreement.

  As of December 31, 1996, we had sold to the banks an ownership interest in trade receivables of $190 million in exchange for $84 million in cash, $73 million in letters of credit and required reserves of $33 million. The receivables were sold at a discount, based on defined short-term, investment grade, interest rates and a fixed fee per annum for the letters of credit. The banks are required to pay us cash for the face amount of the letters of credit upon expiration. We pay a .1875% per annum fee on the daily available commitment.

  Receivables from banks are for cash and required reserves that will be returned to us upon expiration of the letters of credit and liquidation of receivable ownership. Supplemental information on the receivable balances at December 31, 1996 and 1995 follows:

                                         December 31
                                         -----------
(Dollars in millions)               1996           1995
---------------------               ----           ----
Trade                             $219.2         $286.5
Banks                              105.6          105.9
Other                                7.6            1.7
Allowances                         (20.8)         (19.5)
                                  -------        -------
 Total receivables - net          $311.6         $374.6
                                  =======        =======

  Under the secured credit agreement, inventories are pledged as collateral for any borrowings and letters of credit. Borrowings under the agreement are subject to collateral coverage requirements and incur interest based on defined short-term interest rates. No borrowings were outstanding under this agreement at December 31, 1996. We pay a .5% per annum fee on the daily available commitment.

  Our secured credit agreement and galvanizing lines financing agreements contain restrictive covenants that require Bethlehem to maintain a minimum adjusted consolidated tangible net worth. At December 31, 1996, our adjusted tangible net worth as defined by these agreements exceeded the more restrictive of these requirements by about $700 million.

  At December 31, 1996, outstanding interest rate swap agreements with notional amounts totaling $74 million effectively fix the interest rate on our floating rate financings at 5.75% to 8.70%. These interest rate swap agreements expire in 2000 and 2001. At December 31, 1996 and 1995, the estimated fair value of our debt and interest rate swap agreements was not materially different from the recorded amounts.

  Future minimum payments under noncancellable operating leases at December 31, 1996 were $18 million in 1997, $14 million in 1998, $10 million in 1999, $8 million in 2000, $5 million in 2001 and $19 million thereafter. Total rental expense under operating leases was $40 million, $42 million and $38 million in 1996, 1995 and 1994.

F. COMMITMENTS AND CONTINGENT LIABILITIES

  We own a portion of an iron ore enterprise and are committed to purchase certain ore produced. We received 1.7 million net tons of such iron ore in 1996, 2.2 million tons in 1995, and 2.7 million tons in 1994 at a net cost of $39 million, $58 million and $82 million.

  At December 31, 1996, we had outstanding approximately $41 million of purchase orders for additions and improvements to our properties.

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

  In the ordinary course of our business, we are involved in various pending or threatened legal actions. In our opinion, adequate reserves have been recorded for losses that are likely to result from these proceedings. If such reserves prove to be inadequate, however, we would incur a charge to earnings that could be material to the results of operations in a particular future quarterly or annual period. We believe that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position.

G. POSTRETIREMENT PENSION BENEFITS

  We have noncontributory defined benefit pension plans that provide benefits for substantially all our employees. Defined benefits are based on years of service and the five highest consecutive years of pensionable earnings during the last ten years prior to retirement or a minimum amount based on years of service. We fund annually the amount required under ERISA minimum funding standards plus additional amounts as appropriate.

  In 1996, we changed the measurement date for our pension obligation to November 30 to facilitate timely preparation and analysis of plans and results. The following sets forth the plans' actuarial assumptions used and funded status at year end together with amounts recognized in our consolidated balance sheets:

                                                 Nov. 30   Dec. 31
                                                 -------   -------
(Dollars in millions)                             1996       1995
---------------------                             ----       ----
ASSUMPTIONS:
Discount rate                                     7.75%      7.25%
Average rate of compensation increase             3.10%      3.10%
ACTUARIAL PRESENT VALUE
  OF BENEFIT OBLIGATIONS:
Vested benefit obligation                       $4,910     $4,895
Accumulated benefit obligation                   5,075      5,065
Projected benefit obligation                     5,325      5,365
PLAN ASSETS AT FAIR VALUE:
Fixed income securities                          1,656      1,814
Equity securities                                2,381      1,943
Cash and marketable securities                     178        193
                                                ------     ------
 Total plan assets                              $4,215     $3,950
                                                ======     ======
Projected benefit obligation
  in excess of plan assets                       1,110      1,415
Unrecognized net loss                              (36)      (382)
Remaining unrecognized
  net obligation resulting from
  adoption of Statement No. 87                    (173)      (219)
Unrecognized prior service cost
  from plan amendments                            (201)      (244)
Adjustment required to
  recognize minimum liability
  -  Intangible asset                              160        463
  -  Additional paid-in capital
     (pre-tax) (Note K)                              -         82
December accruals/contributions - net               10          -
                                                ------     ------
 Pension liability at December 31                $ 870     $1,115
                                                ======     ======

  The assumptions used in each year and the components of our annual pension cost follow:

(Dollars in millions)                1996           1995          1994
---------------------                ----           ----          ----
ASSUMPTIONS:
Return on plan assets                8.75%         10.00%         8.75%
Discount rate                        7.25%          9.00%         7.50%
PENSION COST:
Service cost - benefits
  earned during the period          $  59          $  45         $  52
Interest on projected
  benefit obligation                  372            402           375
Return on plan assets
   - actual                          (616)          (849)           60
   - deferred                         287            532          (365)
Amortization of
  initial net obligation               36             36            37
Amortization of unrecognized
  prior service cost
  from plan amendments                 32             32            33
                                    -----          -----         -----
     Total                            170            198           192
PBGC premiums,
  administration fees, etc.            22             12            11
                                    -----          -----         -----
     Total cost                     $ 192          $ 210         $ 203
                                    =====          =====         =====

H. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  In addition to providing pension benefits, we currently provide health care and life insurance benefits for most retirees, and their dependents.

  In 1996, we changed the measurement date for our other postretirement obligation to November 30 to facilitate timely preparation and analysis of plans and results. Information regarding our plans' actuarial assumptions, funded status and liability follows:

                                          Nov. 30         Dec. 31
                                          -------         -------
(Dollars in millions)                       1996            1995
---------------------                       ----            ----
ASSUMPTIONS:
Discount rate                               7.75%           7.25%
Trend rate
   - beginning next year                    7.00%           8.00%
   - ending year 2000                       4.60%           4.60%
ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION:
Retirees                                  $1,705          $1,605
Fully eligible active plan participants      145             170
Other active plan participants               150             230
                                          -------         -------
 Total                                     2,000           2,005
PLAN ASSETS AT FAIR VALUE:
 Fixed income securities                     130             140
                                          -------         -------
Accumulated postretirement benefit
  obligation in excess of plan assets      1,870           1,865
Unrecognized net loss, etc.                 (275)           (300)
                                          -------         -------
 Total obligation at December 31           1,595           1,565
Current portion                             (150)           (150)
                                          -------         -------
 Long-term obligation                     $1,445          $1,415
                                          =======         =======

  The assumptions used in each year and the components of our postretirement benefit cost follow:

(Dollars in millions)                    1996         1995       1994
---------------------                    ----         ----       ----
ASSUMPTIONS:
Return on plan assets                    8.75%       10.00%      8.75%
Discount rate                            7.25%        9.00%      7.50%
Trend rate
   - beginning current year              8.00%        9.00%      9.00%
   - ending year 2000                    4.60%        4.60%      4.60%
POSTRETIREMENT BENEFIT COST:
Service cost                             $ 10         $  7       $ 11
Interest on accumulated
  postretirement benefit obligation       140          148        139
Amortization of
  unrecognized net loss                     8            -          -
Return on plan assets
   - actual                                (7)         (24)         5
   - deferred                              (5)          12        (18)
                                         -----        -----      -----
 Total cost                              $146         $143       $137
                                         =====        =====      =====

  A one percentage point increase or decrease in the assumed health care trend rate would increase or decrease the accumulated postretirement benefit obligation by about $145 million and 1996 expense by about $10 million.

I. STOCKHOLDER RIGHTS PLAN

  We have a Stockholder Rights Plan under which holders of Common Stock have rights to purchase a new series of Preference Stock. When exercisable, each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $80 per unit.
The rights will become exercisable only if a person or group acquires 15% or more of Common Stock or begins a tender offer or exchange offer that would result in that person or group beneficially owning 20% or more of Common Stock. Subsequently, upon the occurrence of certain events, holders of rights will be entitled to purchase Common Stock of Bethlehem or a third-party acquiror worth twice the right's exercise price. Until the rights become exercisable, we will be able to redeem them at one cent per right. The rights expire on October 18, 1998.

J. STOCK OPTIONS

  At December 31, 1996, we had options outstanding under Plans approved by our stockholders in 1988 and 1994. New options can be granted only under the 1994 Plan, which reserved 4,000,000 shares of Common Stock for such use. At December 31, 1996, options on 1,605,500 shares of Common Stock were available for granting. The option price is the fair market value of our Common Stock on the date the option is granted. Options issued under the 1994 Plan become exercisable one to four years after the date granted and expire ten years from the date granted. Exercisable options may be surrendered for the difference between the option price and the quoted market price of the Common Stock on the date of surrender. Depending on the circumstances, option holders receive either Common Stock, cash or a combination of Common Stock and cash. Because of the surrender component in our options, related expense is recognized periodically based on the difference between the option price and current quoted market prices. Compensation expense recognized and weighted average fair value for the options granted in 1996, 1995 and 1994 were not material.

  Changes in options outstanding during 1996, 1995 and 1994 under the Plans were as follows:

                                                           Weighted
                                          Number of        Average
                                           Options          Price
                                          ---------        --------
Balance December 31, 1993                 2,879,915           $18
  Granted                                   561,900            20
  Terminated or cancelled                  (256,264)           25
  Surrendered or exercised                 (685,303)           17
                                          ----------
Balance December 31, 1994                 2,500,248            19
  Granted                                   635,100            15
  Terminated or cancelled                  (111,373)           18
  Surrendered or exercised                   (6,900)           14
                                          ----------
Balance December 31, 1995                 3,017,075            18
  Granted                                   620,600            14
  Terminated or cancelled                  (144,025)           19
  Surrendered or exercised                   (2,000)            8
                                          ----------
BALANCE DECEMBER 31, 1996                 3,491,650            17
                                          ==========          ===


 Options exercisable at the end of 1996, 1995 and 1994 were 1,976,300, 1,848,375 and 1,689,298.
                                    - 21 -

  Information on our stock options at December 31, 1996 follows:


Range of      Number of     Average      Average      Number of       Average
Exercise       Options      Exercise   Contractual     Options        Exercise
Prices       Outstanding      Price        Life      Exercisable       Price
---------    -----------    --------    ----------   -----------      --------
$13-14 1/2     1,779,400      $14        7 Years        531,200         $14
17 5/8-19        675,150       19        5 Years        675,150          19
20 3/8-21 3/4  1,037,100       21        4 Years        769,950          21
               ---------                              ---------
 Total         3,491,650       17        6 Years      1,976,300          18
               =========                              =========

K. STOCKHOLDERS' EQUITY

(Shares in thousands          Preferred Stock   Preference Stock   Common Stock        Common Stock    Additional
and dollars in millions,      $1.00 Par Value    $1.00 Par Value   $1.00 Par Value   Held in Treasury   Paid-in    Accumulated
except per share data)        Shares   Amount  Shares     Amount  Shares   Amount   Shares    Amount   Capital      Deficit
                              ------   ------  ------     ------  ------   ------   ------    ------   --------   -----------
BALANCE DECEMBER 31, 1993     11,623    $11.6  2,811      $2.8    93,413   $ 93.4   2,004      $59.7   $1,588.4     $(939.9)
Net income for year                                                                                                    80.5
Minimum pension liability
  adjustment (Note G)                                                                                      50.0
Dividends on Preferred Stock                                                                              (40.4)
Preference Stock:
 Stock dividend                                  135        .1                                              (.1)
 Issued                                          134        .1                                              2.6
 Converted                                      (461)      (.4)      461       .4
Common Stock Issued                                               18,008     18.1      (7)       (.2)     348.1
                              ------   ----    ------     -----  -------   ------   ------     ------   --------    --------
BALANCE DECEMBER 31, 1994     11,623   11.6    2,619       2.6   111,882    111.9   1,997       59.5    1,948.6      (859.4)
Net income for year                                                                                                   179.6
Minimum pension liability
  adjustment (Note G)                                                                                     (67.0)
Dividends on Preferred Stock                                                                              (40.4)
Preference Stock:
 Stock dividend                                  133        .1                                              (.1)
 Issued                                           41        .1                                               .7
 Converted                                      (205)      (.2)      205       .2
Common Stock Issued                                                  613       .6      (5)       (.1)       8.8
                              ------   ----    ------     -----  -------   ------   ------     ------   --------    --------
BALANCE DECEMBER 31, 1995     11,623   11.6    2,588       2.6   112,700    112.7   1,992       59.4    1,850.6      (679.8)
Net loss for year                                                                                                    (308.8)
Minimum pension liability
  adjustment (Note G)                                                                                      67.0
Dividends on Preferred Stock                                                                              (40.4)
Preference Stock:
 Stock dividend                                  129        .1                                              (.1)
 Issued                                           62        .1                                               .8
 Converted                                      (261)      (.3)      261       .3
Common Stock Issued                                                  890       .9      26         .3        8.4
                              ------   ----    ------     -----  -------   ------   ------     ------   --------    --------
BALANCE DECEMBER 31, 1996     11,623  $11.6    2,518      $2.5   113,851   $113.9   2,018      $59.7   $1,886.3     $(988.6)
                              ====== =====     ======    ====    =======   ======   =====      ======  ========     ========

                                      - 22 -

Preferred and Preference Stock issued and outstanding:

                                                         December 31
                                                    --------------------
(Shares in thousands)                               1996            1995
---------------------                               ----            ----
PREFERRED STOCK - AUTHORIZED 20,000 SHARES
 $5.00 Cumulative Convertible Preferred Stock      2,500           2,500
 $2.50 Cumulative Convertible Preferred Stock      4,000           4,000
 $3.50 Cumulative Convertible Preferred Stock      5,123           5,123

PREFERENCE STOCK - AUTHORIZED 20,000 SHARES
 Series "A"  5% Cumulative Convertible
    Preference Stock                               1,818           1,920
 Series "B"  5% Cumulative Convertible
    Preference Stock                                 700             668

  Each share of $3.50 Cumulative Convertible Preferred Stock issued in 1993 is convertible into 2.39 shares of Common Stock, subject to certain events. Each share of the $5.00 Cumulative Convertible Preferred Stock and the $2.50 Cumulative Convertible Preferred Stock issued in 1983 is convertible into 1.77 and .84 shares of Common Stock, subject to certain events.

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

  Under the covenants of our 10-3/8% Senior Notes, we can pay future dividends on our common stock, among certain other restrictions, only if such cumulative dividends do not exceed the aggregate net cash proceeds from the sale of capital stock plus 50% of our consolidated net income and minus 100% of our consolidated net loss since the second quarter of 1993, excluding certain restructuring charges and other adjustments. The amount available at December 31, 1996 under this covenant was about $450 million.

L.  QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------
(Dollars in millions,
except per share data)                                  1996                                     1995
------------------------------------------------------------------------------------------------------------------------
                                         1Q         2Q        3Q         4Q         1Q        2Q       3Q          4Q
------------------------------------------------------------------------------------------------------------------------
Net sales                            $1,118.5   $1,236.9   $1,174.6   $1,149.0   $1,240.7  $1,250.2  $1,224.7   $1,151.9
Cost of sales                         1,009.9    1,092.9    1,043.3    1,022.1    1,068.9   1,061.6   1,069.6    1,002.7
Net income (loss)                         0.1       26.6       11.0     (346.5)      52.5      60.3      34.4       32.4
Net income (loss) per Common share   $  (0.09)   $  0.14   $      -   $  (3.19)  $    .38   $   .45   $   .22     $  .20
------------------------------------------------------------------------------------------------------------------------


 REPORT OF INDEPENDENT AUDITORS


 TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
 BETHLEHEM STEEL CORPORATION


We have audited the accompanying consolidated balance sheets of Bethlehem Steel Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Bethlehem Steel Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




/s/ Price Waterhouse LLP

1177 Avenue of the Americas
New York, NY 10036
January 29, 1997


FIVE-YEAR FINANCIAL AND OPERATING SUMMARIES                  BETHLEHEM STEEL

------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)           1996         1995         1994         1993        1992
------------------------------------------------------------------------------------------------------------------
EARNINGS STATISTICS
Net sales                                         $  4,679.0   $  4,867.5   $  4,819.4   $  4,323.4   $  4,007.9
                                                  ------------ ------------ ------------ ------------ ------------
Costs and expenses:
  Employment costs                                   1,555.0      1,683.5      1,633.0      1,547.1      1,664.0
  Materials and services                             2,680.6      2,592.7      2,754.8      2,404.2      2,242.0
  Depreciation                                         268.7        284.0        261.1        277.5        261.7
  Taxes (other than employment and income taxes)        38.1         38.4         36.9         39.8         43.2
  Estimated restructuring loss                         465.0           -            -         350.0           -
                                                  ------------ ------------ ------------ ------------ ------------
Total costs and expenses                             5,007.4      4,598.6      4,685.8      4,618.6      4,210.9
                                                  ------------ ------------ ------------ ------------ ------------
Income (loss) from operations                         (328.4)       268.9        133.6       (295.2)      (203.0)
Financing income (expense):
  Interest and other financing costs                   (53.3)       (60.0)       (46.2)       (63.2)       (57.2)
  Interest income                                        5.9          7.7          7.1          7.1          4.9
Benefit (provision) for income taxes                    67.0        (37.0)       (14.0)        85.0         45.0
Cumulative effect of changes in accounting                -            -            -            -        (340.0)
                                                  ------------ ------------ ------------ ------------ ------------
Net income (loss)                                     (308.8)       179.6         80.5       (266.3)      (550.3)
Dividends on Preferred and Preference Stock             41.9         42.4         43.1         39.8         24.3
                                                  ------------ ------------ ------------ ------------ ------------
Net income (loss) applicable to Common Stock      $   (350.7)  $    137.2   $     37.4   $   (306.1)  $   (574.6)
                                                  ------------ ------------ ------------ ------------ ------------
Net income (loss) per Common share                $    (3.15)  $     1.24   $      .35   $    (3.37)  $    (7.01)
                                                  ------------ ------------ ------------ ------------ ------------
BALANCE SHEET STATISTICS
Cash and cash equivalents                         $    136.6   $    180.0   $    159.5   $    228.9   $    208.2
Receivables, inventories and other current assets    1,351.8      1,345.8      1,409.6      1,362.2      1,261.3
Current liabilities                                   (957.4)    (1,049.6)    (1,011.2)      (914.2)      (893.2)
                                                  ------------ ------------ ------------ ------------ ------------

Working capital                                   $    531.0   $    476.2   $    557.9   $    676.9   $    576.3
Current ratio                                            1.6          1.5          1.6          1.7          1.6
Property, plant and equipment - net               $  2,419.8   $  2,714.2   $  2,759.3   $  2,634.3   $  2,804.5
Total assets                                         5,109.9      5,700.3      5,782.4      5,876.7      5,493.0
Total debt and capital lease obligations               546.7        638.3        757.3        813.8        796.0
Stockholders'  equity                                  966.0      1,238.3      1,155.8        696.6        789.4
Total debt as a percent of invested capital               36%          34%          40%          54%          50%
                                                  ------------ ------------ ------------ ------------ ------------
OTHER STATISTICS
Capital expenditures                              $    259.0   $    266.8   $    444.6   $    327.1   $    328.7
Raw steel production capability
  (net tons in thousands)                             10,500       11,500       11,500       11,500       16,000
Raw steel production (net tons in thousands)           9,447       10,449        9,817       10,303       10,544
Steel products shipped (net tons in thousands)         8,782        8,986        9,262        9,016        9,062
Pensioners receiving benefits at year end             70,100       71,000       71,700       70,900       70,500
Average number of employees receiving pay             17,800       19,500       19,900       20,700       24,900
Common Stock outstanding at year end
  (shares in thousands)                              111,834      110,708      109,886       91,409       90,509
Common stockholders at year end                       37,000       39,000       41,000       43,000       46,000


------------------------------------------------------------------------------------------------------------------