Form 10-K, Exhibit 13
period 1997-12-31
BETHLEHEM STEEL CORP /DE/
filed 1998-04-15
CIK 11860

CHAIRMAN'S LETTER

To Our Stockholders

For Bethlehem, 1997 was a year of considerable achievement and significant progress toward our Vision to be the Premier Steel Company.

     Our objective is to maximize stockholder value by achieving and sustaining superior rates of return on the capital we have invested in each of our businesses and by effectively serving our customers, having partnerships among our employees and being a good corporate citizen. Our strategy for achieving this Vision is to: concentrate on steel, with a focus on being a low-cost, high-quality producer; rebuild our financial strength; and improve continuously in everything that we do.

     Some of the highlights for 1997 include:

 . Our financial performance improved substantially over last year, with net income of $281 million, including an after-tax gain of $113 million on the sale of our equity interest in Iron Ore Company of Canada.

 . Our 1996 Comprehensive Restructuring Plan was completed, which included exiting five underperforming businesses, and we announced a decision to discontinue our Bethlehem Coke Division by the end of the first quarter 1998. These actions will eliminate the significant losses that were incurred at these Divisions.

 . Substantial progress was made in rebuilding our financial strength, especially by reducing our debt and unfunded pension liability and by increasing our stockholders' equity and liquidity.

 . We announced a $300 million investment for a new cold rolling mill complex at Sparrows Point that, when combined with Division-wide competitiveness and cost-reduction initiatives, should enable Sparrows Point to achieve and sustain a superior rate of return on its assets.

 . We entered into a definitive merger agreement to acquire Lukens Inc., a leading North American plate producer.

 . Our bank credit facility was extended by two years to September 2002, and its size was increased by $25 million to $525 million.

CONCENTRATING ON STEEL

During 1997, we strengthened the competitive position of our three core steel businesses -- the Burns Harbor Division, the Sparrows Point Division and Pennsylvania Steel Technologies, Inc. -- by continuing our focus on improving customer service, productivity, quality and costs.

BURNS HARBOR

Our Burns Harbor Division represents about 55% of our total revenues and ships about five million tons per year of sheet and plate products, primarily to the automotive, service center and machinery markets. Burns Harbor is one of the best, if not the best, steel businesses in the world. Its costs are fully competitive with minimills, and we believe that the quality of its products is superior.

  We are currently enhancing Burns Harbor's competitiveness by making a series of improvements to its hot strip mill and to its 160-inch plate mill. Also, we have recently approved a $70 million capital appropriation to modernize one of its two continuous casters to improve slab quality, increase productivity and reduce costs. We intend to keep Burns Harbor one of the most modern and competitive steel mills in the world.

SPARROWS POINT

Our Sparrows Point Division represents about 35% of our total revenues and ships over three million tons per year of sheets, plates and tin mill products, primarily to the construction, service center and container markets. Over the past few years, Sparrows Point has made significant improvements in its competitiveness and profitability. It has an excellent tidewater location and a number of highly competitive facilities, such as its primary ironmaking and steelmaking operations, a modern hot strip mill and two new coating lines. During 1997, Sparrows Point achieved outstanding levels of production in its ironmaking, steelmaking, hot mill, cold mill and tin mill operations. Also, breakthrough performance was achieved in reducing its costs.

  In October of last year, our Board of Directors authorized a capital appropriation of about $300 million to construct a new cold rolling mill complex at Sparrows Point. This major investment is part of the Division's comprehensive plan to achieve and sustain a superior rate of return on its assets. The new complex, which is scheduled to begin production early in 2000, is expected to help Sparrows Point lower its costs, improve its quality and further enhance its capabilities to meet customers' expectations.

  The decision to locate the new mill at Sparrows Point was made after months of consideration of alternative sites in other states. Significant factors in the decision were the cumulative benefits to the entire Division and the strategic initiatives and the cost-reduction plan developed by Sparrows Point management, which included significant participation by the United Steelworkers of America. We believe that our stockholders will be well served by this value-adding facility. It represents another significant step toward Bethlehem's Vision of being the Premier Steel Company.

PENNSYLVANIA STEEL TECHNOLOGIES (PST)

PST is the largest rail producer in the United States. It has many excellent facilities, including a modern steelmaking complex with a DC electric furnace, a vacuum degasser, ladle treatment facilities and state-of-the-art technology for producing premium head-hardened railroad rail.

  In 1997, PST increased its sales to the trade of higher value, higher margin products, such as rails and specialty blooms for forging applications. PST's capabilities to produce ultra-clean, high-quality steel make its specialty bloom product very desirable to such customers as gas cylinder manufacturers and producers of sophisticated bar products for the automotive industry. With the recent strength and growth in the domestic rail market, PST achieved a record level of rail shipments in 1997.

  We believe that PST will continue to improve the utilization of its assets, its product mix and its profitability over the next few years. Once it achieves these improvements, we believe that it can earn a superior rate of return on the capital that we have invested in this business and can be a significant contributor to improving our overall profitability.

REBUILDING OUR FINANCIAL STRENGTH

We made further progress during 1997 in improving our financial condition, especially by reducing our unfunded pension obligation. Over the past four years, we have reduced our pension liability by about $1.2 billion, from just over $1.6 billion at the end of 1993 to $440 million at the end of 1997. We contributed $425 million to our Pension Trust in 1997, and our plan is now about 95% funded. Eliminating our unfunded pension liability is one of our highest priorities because it will significantly reduce our pension expense and further strengthen our financial position.

  Total liquidity for 1997 improved to $612 million from $446 million at December 31, 1996, and cash from operating activities increased to $551 million from $341 million in 1996.

  Our objective is to have a capital structure that will earn us an investment-grade credit rating. Our debt-to-invested-capital ratio was 29% at the end of 1997, compared with 36% a year earlier, and our debt level and maturities over the next few years are relatively modest.


RESTRUCTURING ACTIONS

During this past year, we completed our 1996 Comprehensive Restructuring Plan. We closed our Bethlehem Structural operation in March, and we are currently in the process of selling the individual assets of the mill. In September, we completed the sale of our BethForge and CENTEC businesses. We will purchase a portion of our roll supply from Lehigh Heavy Forge, the new operator, and we will also supply ingots from PST to Lehigh Heavy Forge's forging operation. In October, we sold our Sparrows Point Shipyard to the Veritas Capital Fund, a New York-based merchant banking and investment firm. In October, we also sold our High Power Mountain coal assets in West Virginia to Power Mountain Coal Company, a subsidiary of A.T. Massey Coal Co., and in December, we announced our intention to discontinue our Bethlehem Coke operations by March 31, 1998.


PROFITABLE GROWTH

We intend to profitably grow our business to add value for our stockholders and to provide new opportunities for our employees.

RECENT INVESTMENTS

In recent years, we have invested in three new sheet coating lines -- one at Burns Harbor, one at Sparrows Point and another in a joint venture in Jackson, Mississippi. We have also made several other investments to grow our company through joint ventures, such as Chicago Cold Rolling, Indiana Pickling and Processing, and Walbridge Coatings.

  In 1997, we made an investment in TWB, a joint venture that produces laser-welded blanks for the automotive industry and operates the largest blank welding plant in North America. We also made an investment in Steel Construction Systems, a joint venture located in Orlando, Florida, which supplies residential and commercial construction products. These investments are helping us to upgrade our product mix into higher value products to supply the fastest growing markets for steel.

LUKENS INC.

As previously announced, Bethlehem will acquire Lukens Inc. in a transaction valued at about $740 million, including the assumption of about $250 million of debt. The equity value of the transaction is about $490 million. Of the total consideration to be paid by Bethlehem, 68% will be in the form of cash, with the remaining 32% in the form of Bethlehem Common Stock. The acquisition should increase Bethlehem's earnings per share after an initial period required to integrate the operations of the two companies and to sell Lukens' stainless business. The transaction is expected to close by early second quarter 1998, subject to approval by Lukens' stockholders and regulatory authorities.

  The combination will create a more globally competitive and customer-focused plate business, with the broadest range of plate products in the industry. It will result in significant synergies, improved customer satisfaction and overall lower costs, which we believe will enhance value for our stockholders.

  We have also announced that Bethlehem has entered into agreements with Allegheny Teledyne Incorporated that will become effective immediately after Bethlehem closes its merger with Lukens. Under these agreements, Bethlehem will provide Allegheny with conversion services for stainless steel hot bands and coiled plate wider than Allegheny can currently produce; Allegheny will purchase certain assets that Lukens uses in the manufacture of stainless steel products; and Allegheny will supply hot rolled bands to Bethlehem for further processing on the stainless steel coil finishing facilities that Lukens currently owns. We believe that this arrangement provides an excellent way for both Bethlehem and Allegheny to achieve important goals that will enhance distinctive businesses.


IMPROVING CONTINUOUSLY

We recognize that we must continue to improve our performance in all areas, and we made important progress during this past year.

CUSTOMERS

In 1997, for the second consecutive year, Bethlehem was selected to receive General Motors' prestigious "Supplier of the Year" award. Bethlehem is the only domestic supplier of flat rolled steel ever selected by General Motors to receive this award and is one of only two such steel suppliers in the world. Also, Burns Harbor received the Aegis Shipbuilding Award from Ingalls Shipbuilding and the Exemplary Performance Award from Avondale Shipyards for its plate products.

  During 1997, all of our core steel businesses continued to improve their reliability in delivery performance and their product quality, which are becoming more important as our customers search for ways to improve efficiency, reduce costs and increase competitiveness in their markets. We are especially proud that independent surveys have shown that Sparrows Point is the industry leader in customer satisfaction in several key markets.

SUPPLIERS

We achieved new milestones during 1997 in our Strategic Sourcing initiative to achieve significant cost reductions in the $3 billion of goods and services that we purchase annually. In addition, our improved relationships with world-class suppliers are contributing to our ability to deliver superior value and quality to our customers. Strategic Sourcing has also contributed to the corporate-wide effort to achieve strategic change through process innovations, challenging the status quo, driving to meet stretch targets and utilizing multidisciplinary teamwork.

INFORMATION TECHNOLOGY

Developing a timely and cost-effective solution to the Year 2000 computer problem is every information technology officer's immediate objective. Because of early planning, we have already completed about 65% of our resolution efforts and expect to complete this important project by the end of 1998. The objective of all these activities is to continue to serve our customers with no adverse Year 2000 impact on our business and manufacturing systems. Also, of great importance, the costs associated with this effort will not be material and will be charged to normal operating expenses.

SAFETY AND GOOD CITIZENSHIP

There can be no greater way to emphasize the value of our employees and our communities than having as our goal zero lost-time accidents and zero environmental incidents. We have made encouraging progress toward that goal through our Employee Safety Process (ESP), a joint initiative with the United Steelworkers of America (USWA). ESP promotes a value-based "actively caring" philosophy that gives each employee the opportunity to participate in keeping the workplace safe. Since 1994, when we initiated a comprehensive joint safety improvement effort with the USWA, the lost workday case incidence rate has declined by 43%, the all-injury incidence rate is down 34% and OSHA total recordable injuries have decreased 39%. In 1997, we experienced our best corporate safety performance ever.

  Good citizenship and stewardship are also strong, vital components of our approach to the environment. We are proud of the improvements we have made in environmental performance, as measured by the Corporate Environmental Compliance Index (ECI), which is the monthly sum of all agency-reportable incidents relative to air, water and land. Since 1994, Bethlehem has reduced its monthly ECI by 45%. Bethlehem was named one of the Environmental Protection Agency's 20 "environmental champions" for achieving and exceeding the agency's voluntary 33/50 program goals. We also earned inclusion in EPA's 1997 "Success Stories" by surpassing timeline and emission targets for reduction of emissions from our coke operations. Both Burns Harbor and Sparrows Point have active community outreach programs, with broad representation, which provide a forum to discuss environmental issues with their neighbors.

  Bethlehem continues to provide community leadership through various charitable, civic and economic development organizations. For example, for the second consecutive year, our United Way giving was highlighted with Sparrows Point and Burns Harbor contributing more than $1 million to their local campaigns, mostly through employee giving.

EMPLOYEES

We are proud of our capable and loyal employees and the impact they have had on our improved performance. Our ongoing effort to continuously improve the skills and leadership capabilities of our employees is an investment in Bethlehem's future success. In 1997, our employee education and training programs provided over 645,000 employee training hours, an average of 42 hours per employee. Our efforts are focused on ensuring that employees understand our customers' needs, on safely and efficiently fulfilling those needs and on increasing our return on net assets and stockholder value. Our employees will be our sustainable competitive advantage for the future, and our ongoing partnership with employees remains one of our most important objectives.


BUSINESS OUTLOOK

We believe the domestic economy will continue on a course of moderate and sustainable growth and low inflation even though there continues to be considerable uncertainty about the impact of the Asian financial crisis. We also believe that steel markets will continue to be relatively good in the United States and that domestic industry shipments in 1998 will be about 101 million tons, compared with the 105.5 million tons shipped in 1997 - the highest level of shipments in 23 years.

  Competition in 1998 is expected to be intense. We are very concerned about the high levels of unfairly traded imports and have appropriate remedies under active consideration. We also expect that new steel capacity will enter the marketplace during 1998. While there will be pressure on steel prices, we will continue to take actions to improve our competitiveness. We will enhance our customer service and reliability, increase the utilization of our facilities and aggressively reduce costs.

  For Bethlehem 1997 was a year of considerable achievement and significant progress, and we believe that Bethlehem is entering 1998 well positioned to take advantage of the opportunities of the future and to further improve stockholder value.


/s/ Hank Barnette

Curtis H. Barnette, Chairman
January 28, 1998

FINANCIAL REVIEW AND OPERATING ANALYSIS
---------------------------------------

  Net income for 1997 was $281 million, or $2.13 per common share, compared with a net loss of $309 million, or $3.15 per common share, for 1996 and net income of $180 million, or $1.24 per common share, for 1995. Results for 1997 include an after-tax gain of $113 million related to the sale of our equity interest in Iron Ore Company of Canada (IOC), and results for 1996 include after-tax restructuring charges of $382 million. We recorded the restructuring charges in connection with our decision to exit five businesses and to recognize the Bethlehem Coke Division as an impaired asset. The existed businesses were:
Bethlehem Structural, BethForge, CENTEC, BethShip's Sparrows Point Yard and our Eagle Nest coal mine. See Note C, Estimated Gain (Loss) on Exiting Businesses and Impairment of Long-lived Assets, to the Consolidated Financial Statements. Excluding the effects of these items, net income for 1997 was $168 million ($1.12 per common share), compared with net income for 1996 of $73 million ($.28 per common share). Sales in 1997 declined to $4.63 billion from $4.68 billion in 1996 and $4.87 billion in 1995 principally as the result of exiting the underperforming businesses.

  The improvement in 1997 over 1996 was due primarily to lower costs from improved operations at our Sparrows Point Division and Pennsylvania Steel Technologies, Inc. (PST) and exiting Bethlehem Structural. The 1997 results were also affected by higher employment and raw material costs at Burns Harbor. Results for 1996 declined from 1995 principally from lower average realized prices and shipments, which were partially offset by a higher valued product mix.

                                 LUKENS INC.

  As discussed elsewhere in this report, Bethlehem will acquire Lukens in a transaction valued at about $740 million, including the assumption of about $250 million of debt. The equity value of the transaction is about $490 million. Of the total consideration to be paid by Bethlehem, 68% will be in the form of cash, with the remaining 32% in the form of Bethlehem Common Stock. The transaction is expected to close by early second quarter 1998, subject to approval by Lukens' stockholders and regulatory authorities. Bethlehem also entered into agreements with Allegheny Teledyne Corporation under which Bethlehem will provide Allegheny with conversion services for stainless steel hot bands and coiled plate wider than Allegheny can currently produce; Allegheny will purchase certain assets that Lukens uses in the manufacture of stainless steel products; and Allegheny will supply hot rolled bands to Bethlehem for further processing on the stainless steel coil finishing facilities that Lukens currently owns.

                                 SEGMENT RESULTS

  Basic Steel Operations. Our Basic Steel Operations segment had income from operations of $264 million in 1997, compared with income from operations of $168 million in 1996, excluding 1997's gain on the sale of IOC and 1996's restructuring charges. Income from operations was $311 million in 1995.

  The improvement in this segment's results in 1997 over 1996 was due primarily to lower costs from improved operations at Sparrows Point and PST and exiting Bethlehem Structural. The results were also affected by higher employment and raw material costs at Burns Harbor. Shipments were 8.8 million tons for both 1997 and 1996.

  Results for 1996 compared with 1995 declined due to lower realized steel prices and lower structural product shipments, partially offset by an improved product mix from a higher percentage of coated and cold rolled sheet product shipments. Average realized prices were 3% lower in 1996 than they were in 1995 and shipments were 8.8 million tons in 1996, compared with 9.0 million tons in 1995.

  The effects of changes in average realized steel prices, shipments (including coal and ore) and product mix on this segment's sales during the last two years were as follows:


                   INCREASE (DECREASE) FROM PRIOR YEAR
                         1997              1996
                       ---------         ---------

Realized prices            -%              (3)%
Shipments                 (1)              (3)
Product mix                1                2
                          --               --
Total sales                -%              (4)%
                          ==               ==

  Raw steel production increased to 9.6 million tons in 1997 from 9.4 million tons in 1996 due to improved operations at Sparrows Point. Raw steel production declined from 10.4 million tons in 1995 as a result of closing Bethlehem Structural's steelmaking facilities.

  The Burns Harbor Division shipped 4.8 million tons of steel products in both 1997 and 1996, compared with 4.6 million tons in 1995. Despite improvements in product mix and a slight increase in shipments, Burns Harbor's 1997 operating results declined principally because of higher employment costs and raw material prices and lower average realized prices.

  The Sparrows Point Division shipped 3.2 million tons of steel products in both 1997 and 1996, compared with 3.0 million tons in 1995. Sparrows Point's 1997 operating results improved due to higher productivity; lower energy, repair and maintenance costs; higher average realized prices; and a higher valued product mix.

  Results improved at PST in 1997 due to higher semifinished, rail and large-diameter pipe shipments. Lower steelmaking costs were recognized during 1997 as a result of our modernization program.

PERCENTAGE OF BETHLEHEM'S NET SALES
BY SEGMENT AND MAJOR PRODUCT

                                        1997    1996    1995
                                       -----   -----   -----

Basic Steel Operations
Steel mill products:
  Hot rolled sheets                     14.9%   14.3%   15.9%
  Cold rolled sheets                    17.2    16.2    14.4
  Coated sheets                         31.5    32.3    29.7
  Tin mill products                      7.4     6.9     6.1
  Plates                                15.2    15.3    15.1
  Structural shapes and piling           1.3     3.8     6.7
  Rail products                          4.3     3.5     3.2
  Other steel mill products              3.2     1.6     2.7
Other products and services
  (including raw materials)              3.9     3.6     4.2
                                       -----   -----   -----
                                        98.9    97.5    98.0
Steel Related Operations                 1.1     2.5     2.0
                                       -----   -----   -----
                                       100.0%  100.0%  100.0%
                                       =====   =====   =====

PERCENTAGE OF STEEL MILL PRODUCT SHIPMENTS
BY PRINCIPAL MARKET
(Based on tons shipped)                        1997    1996    1995
                                              -----   -----   -----

Service Centers, Processors and Converters
  (including semifinished)                     46.9%   45.2%   41.0%
Transportation (including automotive)          24.9    26.0    24.8
Construction                                   11.0    12.6    14.2
Containers                                      5.8     5.2     5.2
Machinery                                       4.7     5.1     5.2
Other                                           6.7     5.9     9.6
                                              -----   -----   -----
                                              100.0%  100.0%  100.0%
                                              =====   =====   =====


  Steel Related Operations. Our Steel Related Operations segment (BethForge, CENTEC and BethShip) was sold by early fourth-quarter 1997. It reported a loss from operations of $25 million in 1997, compared with a loss from operations of $31 million in 1996, excluding the 1996 restructuring charge, and a loss of $42 million in 1995.

                        LIQUIDITY AND CAPITAL STRUCTURE

  At December 31, 1997, total liquidity, comprising cash, cash equivalents and funds available under our bank credit arrangement, totaled $612 million, compared with $446 million at December 31, 1996.

  Cash provided from operating activities in 1997 increased to $551 million from $341 million in 1996 due to changes in working capital, principally inventory, and higher earnings. Cash provided from operating activities in 1996 declined to $341 million from $586 million in 1995 from lower earnings and changes in working capital, principally receivables. Other sources of cash in 1997 included about $190 million of proceeds from the sales of IOC, our Steel Related Operations and High Power Mountain.

  Principal uses of cash during 1997 included pension funding and capital expenditures. We contributed $425 million to our pension fund in 1997, compared with $170 million in 1996 and $330 million in 1995. As a result of our contributions and better than expected earnings on our pension fund assets in 1997, our pension liability decreased to $440 million at December 31, 1997, from $870 million at December 31, 1996. Over the past four years, our pension liability has been reduced by about $1.2 billion from $1.6 billion at December 31, 1993, and our plan is now about 95% funded.

  We have contributed amounts to our pension fund substantially in excess of amounts required under current law and regulations. As a result, we currently have a funding standard credit balance that would allow us to defer pension funding for more than two years, although we presently have no plans to do so.

  Major uses of funds for 1998, excluding the potential merger with Lukens Inc., are pension funding, capital expenditures of about $300 million and debt payments of about $40 million. Cash required in connection with the Lukens acquisition is expected to total about $350 million and will be funded with available cash and proceeds from the sale of assets, including Lukens' stainless business. We expect to maintain an adequate level of liquidity throughout 1998 from cash flow from operations, reductions in working capital and available funds under our credit arrangement.

  We have made good progress in improving our capital structure by reducing our debt and increasing our stockholders' equity. Our ratio of debt to invested capital was 29% at December 31, 1997, compared with 36% a year earlier.

COMMON STOCK MARKET AND DIVIDEND INFORMATION

                            1997                1996
                           Prices*             Prices*
                         ------------      -------------

PERIOD                   HIGH     LOW      HIGH      LOW
------                   ----     ---      ----      ---

First Quarter         $ 9.375  $7.625   $15.875  $13.125
Second Quarter         10.750   7.750    14.500   11.500
Third Quarter          12.875   9.813    12.000    9.250
Fourth Quarter         11.563   7.750    10.313    7.625

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

                         STATUS OF RESTRUCTURING PLAN

  In 1997, we completed the 1996 Comprehensive Restructuring Plan by exiting five underperforming businesses and eliminating the significant losses they were incurring. We sold BethForge, CENTEC and BethShip's Sparrows Point Yard. Bethlehem Structural ended operations in March, and we are attempting to sell its individual assets. We also sold our Eagle Nest coal operation in 1996, and although it was not part of the Plan, in 1997, we sold our High Power Mountain coal assets and our equity interest in IOC.

  We also announced in 1997 that we intend to discontinue our Bethlehem Coke Division in Bethlehem, Pennsylvania, by March 31, 1998. In 1996, as part of the Comprehensive Restructuring Plan, we wrote off the property, plant and equipment of this Division as an impaired asset.


                                 CAPITAL EXPENDITURES

  Capital expenditures were $228 million in 1997, compared with $259 million in 1996 and $267 million in 1995.

  In October 1997, we announced a plan to build a new cold rolling mill complex at Sparrows Point. The $300 million complex, which is scheduled to begin production early in 2000, is expected to lower costs, improve quality and enhance capabilities.

  At December 31, 1997, the estimated cost of completing authorized capital expenditures was about $751 million, compared with $386 million at December 31, 1996. Such authorized capital expenditures are expected to be completed during the 1998-2000 period.

                                 EMPLOYMENT

  At the end of 1997, we had about 15,600 employees, compared with about 17,500 employees at the end of 1996 and 18,300 employees at the end of 1995. About three-quarters of our employees are covered by our labor agreements with the United Steelworkers of America (USWA).

  Under the terms of our 1993 labor agreements with the USWA, most employees at our steel operations receive profit sharing of 8% of adjusted consolidated annual income before taxes, unusual items and expenses applicable to the plan plus 2% of adjusted profits of certain operations, payable in the following year. Most workers received a $.25 per hour wage increase on August 1, 1997, and will receive a $.25 per hour wage increase on August 1, 1998. Profit sharing is also paid to non-represented employees based on specific Corporate and Business Unit plans and performance. We paid about $40 million in 1997 and expect to pay about $55 million for income-related bonus, profit sharing and shortfall amounts in early 1998.

  Under other provisions of the labor agreements, we are required to pay "shortfall amounts" each year up to 10% of the first $100 million and 20% in excess of $100 million of consolidated income before taxes, unusual items and expenses applicable to the shortfall plan. Shortfall amounts arise when employees terminate employment and ESOP Preference Stock, held in trust for employees in reimbursement for wage and benefit reductions in prior years, is converted into Common Stock and sold for amounts less than the stated value of the Preference Stock ($32 for Series A and $40 for Series B). We issued approximately 37,000 shares of Series B Preference Stock in 1997 and approximately 61,000 shares in 1996 to a trustee for the benefit of employees for 1996 and 1995, respectively, and expect to issue about 18,000 shares in early 1998 for the 1997 plan year.

EMPLOYMENT COST SUMMARY--ALL EMPLOYEES


(Dollars in millions)        1997    1996    1995
                            ------  ------  -------
Salaries and Wages          $  914  $  966   $1,058
                            ------  ------   ------

Employee Benefits:
  Pension Plans:
     Actives                    95     111      105
     Retirees                   60      81      105
  Medical and Insurance:
     Actives                   135     148      151
     Retirees                  122     115      116
  Payroll Taxes                 74      85       95
  Workers' Compensation         21      28       33
  Savings Plan and Other        18      21       21
                            ------  ------   ------
Total Benefit Costs            525     589      626
                            ------  ------   ------
Total Employment Costs      $1,439  $1,555   $1,684
                            ======  ======   ======

Employment Costs as a
 Percent of Net Sales           31%      33%     35%
                            =======  =======  ======


                                 ENVIRONMENTAL

  We are subject to various federal, state and local environmental laws and regulations concerning approximately $160 million for environmental control equipment. Expenditures for new environmental control equipment totaled approximately $15 million in 1997, $29 million in 1996 and $36 million in 1995. The costs incurred in 1997 to operate and maintain existing environmental control equipment were approximately $110 million (excluding interest costs but including depreciation charges of $14 million), compared with $115 million in 1996 and $120 million in 1995.

  Bethlehem and federal and state regulatory agencies conduct negotiations to resolve differences in interpretation of certain environmental control requirements. In some instances, those negotiations are being held in connection with the resolution of pending environmental proceedings. We believe that there will not be any significant curtailment or interruptions of any of our important operations as a result of these proceedings and negotiations. We cannot predict the specific environmental control requirements that we will face in the future. Based on existing and anticipated regulations promulgated under presently enacted legislation, we currently estimate that capital expenditures for installation of new environmental control equipment will average about $20 million per year over the next two years. However, estimates of future capital expenditures and operating costs required for environmental compliance are subject to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

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

Consolidated Statements of Income


Year Ended December 31
--------------------------------------------------------------------------------
(Dollars in millions, except per share data)        1997       1996      1995
--------------------------------------------      --------   --------  ---------

Net Sales                                          $4,631.2  $4,679.0  $4,867.5

Costs and Expenses:
Cost of sales                                       4,053.3   4,168.2   4,202.8
Depreciation (Note A)                                 231.0     268.7     284.0
Selling, administration and general expense           107.9     105.5     111.8
Estimated (gain) loss on exiting businesses
   (Note C)                                          (135.0)    465.0       --
                                                  ---------   -------  --------
Total Costs and Expenses                            4,257.2   5,007.4   4,598.6
                                                  ---------   -------  --------

Income (Loss) from Operations                         374.0    (328.4)    268.9

Financing Income (Expense):
Interest and other financing costs (Note A)           (47.5)    (53.3)    (60.0)
Interest income                                         9.2       5.9       7.7
                                                  ---------   -------  --------
Income (Loss) Before Income Taxes                     335.7    (375.8)    216.6

Benefit (Provision) for Income Taxes (Note E)         (55.0)     67.0     (37.0)
                                                  ---------   -------  --------

Net Income (Loss)                                     280.7    (308.8)    179.6

Dividends on Preferred and Preference Stock            41.6      41.9      42.4
                                                  ---------   -------  --------

Net Income (Loss) Applicable to Common Stock      $   239.1   $(350.7) $  137.2
                                                  =========   =======  ========
Net Income (Loss) per Common Share (Note L):
  Basic                                           $    2.13   $ (3.15) $   1.24
                                                  =========   =======  ========
  Diluted                                         $    2.03   $ (3.15) $   1.23
                                                  =========   =======  ========

The accompanying Notes are an integral part of the Consolidated Financial Statements.
--------------------------------------------------------------------------------

Consolidated Balance Sheets



                                                                                          December 31
--------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)                                            1997      1996
--------------------------------------------                                         ---------  --------
Assets
------
Current Assets:
Cash and cash equivalents (Note A)                                                    $   252.4  $   136.6
Receivables (Note F)                                                                      306.0      311.6
Inventories (Notes A and F)
  Raw materials and supplies                                                              324.5      332.0
  Finished and semifinished products                                                      569.3      685.3
                                                                                       --------   --------
       Total Inventories                                                                  893.8    1,017.3
Other current assets                                                                       11.8       22.9
                                                                                       --------   --------
Total Current Assets                                                                    1,464.0    1,488.4
Investments and Miscellaneous Assets                                                      100.9      106.7
Property, Plant and Equipmentless accumulated
  depreciation of $4,095.5 and $3,924.2 (Note A)                                        2,357.7    2,419.8
Deferred Income Tax Asset - net (Note E)                                                  880.0      935.0
Intangible Asset - Pensions (Note H)                                                         --      160.0
                                                                                       --------   --------
Total Assets                                                                          $ 4,802.6  $ 5,109.9
                                                                                      =========   ========
Liabilities and Stockholders' Equity
------------------------------------
Current Liabilities:
Accounts payable                                                                        $ 371.2    $ 410.4
Accrued employment costs                                                                  173.9      163.3
Postretirement benefits other than pensions (Note I)                                      150.0      150.0
Accrued taxes (Note E)                                                                     60.0       67.9
Debt and capital lease obligations (Note F)                                                41.8       49.3
Other current liabilities                                                                 113.9      116.5
                                                                                       --------   --------
Total Current Liabilities                                                                 910.8      957.4
Pension Liability (Notes C and H)                                                         440.0      870.0
Postretirement Benefits Other Than Pensions (Notes C and I)                              1445.0    1,445.0
Long-term Debt and Capital Lease Obligations (Note F)                                     451.6      497.4
Other Long-term Liabilities                                                               340.2      374.1
Stockholders' Equity (Notes J, K and L):
Preferred Stock -- at $1 per share par value (aggregate liquidation
    preference of $481.2); Authorized 20,000,000 shares                                    11.6       11.6
Preference Stock -- at $1 per share par value (aggregate liquidation
    preference of $80.6); Authorized 20,000,000 shares                                      2.3        2.5
Common Stock -- at $1 per share par value;
    Authorized 250,000,000 shares;
    Issued 115,047,810 and 113,851,199 shares                                             115.0      113.9
Common Stock -- Held in treasury, 2,056,571 and 2,017,662 shares at cost                  (60.0)     (59.7)
Additional Paid-in Capital                                                              1,854.0    1,886.3
Accumulated Deficit                                                                      (707.9)    (988.6)
                                                                                       --------   --------
Total Stockholders' Equity                                                              1,215.0      966.0
                                                                                       --------   --------
Total Liabilities and Stockholders' Equity                                            $ 4,802.6  $ 5,109.9
                                                                                       ========   ========

The accompanying Notes are an integral part of the Consolidated Financial Statements.
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows


                                                 Year Ended December 31
------------------------------------------------------------------------------
(Dollars in millions)                            1997      1996       1995
---------------------                          --------  --------   -------

Operating Activities:
Net Income (Loss)                               $ 280.7   $(308.8)  $ 179.6
Adjustments for items not affecting cash
  from operating activities:
  Depreciation                                    231.0     268.7     284.0
  Estimated (gain) loss on exiting businesses
     (Note C)                                    (135.0)    465.0        --
  Deferred income taxes (Note E)                   53.0     (67.0)     35.0
  Other - net                                      28.2       9.1       2.1
Working capital (excluding investing and
  financing activities):
  Receivables - operating                          11.6       9.1     114.9
  Receivables - sold (Note F)                      (6.0)     54.0      30.0
  Inventories                                     115.6     (58.8)    (79.0)
  Accounts payable                                (24.5)     28.9      (5.6)
  Employment costs and other                       (3.7)    (59.4)     25.3
Pension financing (funding) (Note H):
  Pension expense                                 155.0     192.0     210.0
  Pension funding                                (425.0)   (170.0)   (330.0)
                                                 ------    ------    ------
Cash Provided from Operating Activities           280.9     362.8     466.3
                                                 ------    ------    ------

Investing Activities:
Capital expenditures                             (228.2)   (259.0)   (266.8)
Cash proceeds from asset sales and other          191.8       7.7      17.6
                                                 ------    ------    ------
Cash Used for Investing Activities                (36.4)   (251.3)   (249.2)
                                                 ------    ------    ------
Financing Activities:
  Long-term debt borrowings (Note F)                1.9       3.1       3.6
  Long-term debt and capital lease payments
     (Note F)                                     (53.4)    (91.8)   (120.7)
  Cash dividends paid (Note L)                    (40.4)    (40.4)    (40.4)
  Other payments                                  (36.8)    (25.8)    (39.1)
                                                 ------    ------    ------
Cash Used for Financing Activities               (128.7)   (154.9)   (196.6)

Net Increase (Decrease) in Cash and Cash
 Equivalents                                      115.8     (43.4)     20.5
Cash and Cash Equivalents- Beginning of Period    136.6     180.0     159.5
                                                 ------    ------    ------
                     - End of Period            $ 252.4   $ 136.6    $180.0
                                                 ======    ======    ======
Supplemental Cash Payment Information:
Interest, net of amount capitalized             $  52.6   $  52.8    $ 61.1
Income taxes (Note E)                           $   7.6   $   3.7    $   --
                                                 ------    ------    ------


The accompanying Notes are an integral part of the Consolidated Financial Statements.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

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

Property, Plant and Equipment - Property, plant and equipment is stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense. Gains or losses on dispositions of property, plant and equipment are recognized in income. Interest is capitalized on significant construction projects and totaled $7 million, $7 million and $5 million in 1997, 1996 and 1995.

         Our property, plant and equipment by major classification is:

--------------------------------------------------------------------------------
(Dollars in millions)
---------------------
                                          December 31
                                    ---------------------
                                       1997       1996
                                       ----       ----

Land (net of depletion)             $   25.4    $   26.9
Buildings                              637.4       633.1
Machinery and equipment:
  Steel manufacturing                5,186.4     5,095.1
  Other                                367.1       407.4
                                    --------    -------
                                     6,216.3     6,162.5
Accumulated depreciation            (4,095.5)   (3,924.2)
                                    ---------   --------
                                     2,120.8     2,238.3
Construction-in-progress               236.9       181.5
                                    ---------   --------
   Total                           $ 2,357.7    $2,419.8
                                    =========   ========
--------------------------------------------------------------------------------

Depreciation - Depreciation is based upon the estimated useful lives of each asset group. The estimated useful life is 18 years for most steel producing assets. Steel assets, other than blast furnace linings, and most raw material producing assets are depreciated on a straight-line basis adjusted by an activity factor. This factor is based on the ratio of production and shipments for the current year to the average production and shipments for the current and preceding four years at each operating location. Annual depreciation after adjustment for this activity factor is not less than 75% nor more than 125% of straight-line depreciation. Depreciation after adjustment for this activity factor was $5 million, $13 million and $16 million more than straight-line in 1997, 1996 and 1995. Through December 31, 1997, $10 million more accumulated depreciation has been recorded under this method than would have been recorded under straight-line depreciation. The cost of blast furnace linings is depreciated on a unit-of-production basis.

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

Use of Estimates - In preparing these financial statements, we make estimates and use assumptions that affect some of the reported amounts and disclosures. See, for example, Note E, Taxes; Note G, Commitments and Contingent Liabilities; Note H Postretirement Pension Benefits; and Note I, Postretirement Benefits Other Than Pensions. In the future, actual amounts received or paid could differ from those estimates.

B.  INDUSTRY SEGMENT INFORMATION
--------------------------------------------------------------------------------

(Dollars in millions)                      1997        1996       1995
---------------------                      ----        ----       ----

Sales:
Trade:
Basic Steel Operations                   $4,579.9    $4,561.9   $4,768.6
Steel Related Operations                     51.3       117.1       98.9
Intersegment:
Basic Steel Operations                        7.8        18.9        8.2
Steel Related Operations                     17.5        23.3       19.4
Eliminations                                (25.3)      (42.2)     (27.6)
                                         --------    --------   --------
     Total                               $4,631.2    $4,679.0   $4,867.5
                                         ========    ========   ========

Estimated Gain (Loss) on Exiting
 Businesses:
Basic Steel Operations                   $  135.0    $ (255.0)  $    -
Steel Related Operations                      -        (210.0)       -
                                         --------    --------   --------
     Total                               $  135.0    $ (465.0)  $    -
                                         ========    ========   ========

Income (Loss) from Operations:
Basic Steel Operations                   $  399.1    $  (87.3)  $  310.7
Steel Related Operations                    (25.1)     (241.1)     (41.8)
                                         --------    --------   --------
     Total                               $  374.0    $ (328.4)  $  268.9
                                         ========    ========   ========

Shipments (tons in thousands):
Basic Steel Operations                      8,790       8,764      8,970
                                         ========    ========   ========

Identifiable Assets:
Basic Steel Operations                   $3,633.2    $3,790.8   $3,973.1
Steel Related Operations                      8.7        57.8      115.5
Corporate                                 1,160.7     1,261.3    1,611.7
                                         --------     -------   --------
     Total                               $4,802.6    $5,109.9   $5,700.3
                                         ========    ========   ========

Depreciation:
Basic Steel Operations                   $  231.0    $  263.2   $  277.3
Steel Related Operations                      -           5.5        6.7
                                         --------    --------   --------
     Total                               $  231.0    $  268.7   $  284.0
                                         ========    ========   ========

Capital Expenditures:
Basic Steel Operations                   $  228.2    $  251.7   $  253.4
Steel Related Operations                      -           7.3       13.4
                                         --------    --------   --------
     Total                               $  228.2    $  259.0   $  266.8
                                         ========    ========   ========

--------------------------------------------------------------------------------
         A general description of our segments and their products and services is contained under the heading "Bethlehem's Segments" on page 7 of this Report.

         Intersegment sales are generally at market prices. Corporate assets consist primarily of cash and cash equivalents, investments, deferred income tax asset and intangible asset - pensions.

C.  ESTIMATED GAIN (LOSS) ON EXITING
    BUSINESSES AND IMPAIRMENT OF
    LONG-LIVED ASSETS

In the second quarter of 1997, we sold our 37.57 percent interest in the Iron Ore Company of Canada (IOC) for about $145 million. This sale resulted in recognizing a gain of $135 million ($113 million after-tax, or $1.01 per common share).

         During 1996, we announced a restructuring plan to improve financial performance and stockholder value. Our plan included exiting our Bethlehem Structural, BethForge, CENTEC, and BethShip businesses. Accordingly, we recorded restructuring losses in 1996 totalling $465 million ($382 million after-tax or $3.43 per share). These losses included $250 million for the net book value of certain assets, $180 million for employee benefit related costs ($120 million for pensions, $30 million of postretirement benefits other than pensions, and $30 million for severance and other benefits) and $35 million for future contractual and other costs. In 1996, we also sold and leased assets of our Eagle Nest coal mine and wrote down as an impaired asset our Coke Division in Bethlehem, Pennsylvania.

         Bethlehem Structural ended operations in March 1997. We have sold all of Bethlehem Structural's inventory and are in the process of selling individual assets. BethForge, CENTEC and BethShip were sold during 1997.

         In December 1997, we announced plans to discontinue our Bethlehem Coke Division operations by March 31, 1998. The 1996 restructuring charge assumed that our BethForge, CENTEC and BethShip businesses would be shut down and liquidated. Fortunately, we were able to sell those businesses. Also, because of a recent arbitration decision, we can offer employment at our Sparrows Point Division and our Lackawanna Coke operation to certain potential early retirees from the Bethlehem Structural operations. Accordingly, the restructuring charges recognized in prior years are expected to be sufficient to cover the employment and other related charges for closing the Bethlehem Coke Division. We expect to reduce our workforce by about 800 employees as a result of this decision.

         The amounts charged to the restructuring liability in 1997, 1996 and 1995, other than employment-related costs, were not material.

D.  ACQUISITION OF LUKENS INC.

In January 1998, Bethlehem signed an amended merger agreement to acquire Lukens Inc. in a transaction valued at about $740 million, including the assumption of about $250 million of debt. The equity value of the transaction is about $490 million. Of the total consideration to be paid by Bethlehem, 68% will be in the form of cash, with the remaining 32% to be in the form of Bethlehem Common Stock. The amount of Bethlehem Common Stock to be issued for each Lukens' share exchanged for Bethlehem Common Stock will be based on the 15-day average closing price of Bethlehem Common Stock prior to the closing of the transaction. Under the agreement, Bethlehem will issue no more than 22.5 million shares, nor less than 15.1 million shares, of its Common Stock. We expect to complete the transaction in the second quarter of 1998.


E.  TAXES

         Our benefit (provision) for income taxes consisted of:
--------------------------------------------------------------------------------

(Dollars in millions)                               1997     1996     1995
---------------------                               ----     ----     ----

Federal - deferred                                $  (53)   $  67   $  (35)
Federal, state and foreign - current                  (2)       -       (2)
                                                  ------    -----   ------
   Total benefit (provision)                      $  (55)   $  67   $  (37)
                                                  ======    =====   ======
--------------------------------------------------------------------------------

         The benefit (provision) for income taxes differs from the amount computed by applying the federal statutory rate to pre-tax income (loss). The computed amounts and the items comprising the total differences follow:

--------------------------------------------------------------------------------

(Dollars in millions)                              1997      1996     1995
---------------------                              ----      ----     ----

Pre-tax income (loss):
United States                                     $ 333     $(392)   $ 203
Foreign                                               3        16       14

     Total                                        -----     -----    -----
                                                  $ 336     $(376)   $ 217
                                                  =====     =====    =====

Computed amounts                                  $(118)    $ 132    $ (76)
Valuation allowance                                  55       (67)      37
Percentage depletion                                  5         5        5
Dividend received deduction                           3         2        3
Other differences - net                               -        (5)      (6)
                                                  -----     -----    -----
   Total benefit (provision)                      $ (55)    $  67    $ (37)
                                                  =====     =====    =====

--------------------------------------------------------------------------------

         The components of our net deferred income tax asset are as follows:
--------------------------------------------------------------------------------

(Dollars in millions)                                     December 31
---------------------                                 -----------------
                                                        1997     1996
                                                        ----     ----
Temporary differences:
Employee benefits                                     $  765   $  835
Depreciable assets                                      (300)    (255)
Other                                                    140      115
                                                      ------   ------
     Total                                               605      695
Operating loss carryforward                              625      650
                                                      ------   ------
     Deferred income tax asset                         1,230    1,345
Valuation allowance                                     (350)    (410)
                                                      ------   ------
     Deferred income tax asset - net                  $  880   $  935
                                                      ======   ======
--------------------------------------------------------------------------------

         Temporary differences represent the cumulative taxable or deductible amounts recorded in our financial statements in different years than recognized in our tax returns. Our employee benefits temporary difference includes amounts expensed in our financial statements for pensions, health care, life insurance and other postretirement benefits that become deductible in our tax return upon payment or funding in qualified trusts. The depreciable assets temporary difference represents principally tax depreciation in excess of financial statement depreciation. Other temporary differences represent principally various expenses accrued for financial reporting purposes that are not deductible for tax reporting purposes until paid. At December 31, 1997, we had regular tax net operating loss carryforwards of $1.8 billion and alternative minimum tax loss carryforwards of $800 million. Regular federal tax net operating loss carryforwards of $261 million expire in 1998, with the balance expiring in varying amounts from 1999 through 2011.

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

         Bethlehem reported income before income taxes, restructuring charges and accounting changes in eight of the past ten years. Bethlehem has undergone substantial restructuring and made substantial strategic capital expenditures during the last several years. Also, we have significant tax-planning opportunities to manage taxable income including selection of depreciation methods and timing of contributions to our pension trust fund.

         We believe that our deferred tax asset will be realized by future operating results together with tax-planning opportunities. However, our significant net operating loss carryforwards and future tax deductions from temporary differences make it appropriate to record a valuation allowance. Accordingly, we have provided a valuation allowance equal to 50% of the total deferred tax asset related to our operating loss carryforward and our temporary differences exclusive of postretirement benefits other than pensions. If we have a tax loss in any year in which our tax deduction for postretirement benefits other than pensions exceeds our financial statement expense, the tax law currently provides for a 15-year carryforward (20 years beginning in 1998) of that loss against future taxable income. We, therefore, have sufficient time to realize these future tax benefits. We believe, therefore, a valuation allowance is not appropriate for the deferred tax asset related to our temporary difference for postretirement benefits other than pensions.

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

         In addition to income taxes, we incurred costs for certain other taxes as follows:

--------------------------------------------------------------------------------
(Dollars in millions)                         1997     1996     1995
---------------------                         ----     ----     ----

Employment taxes                            $ 74.0   $ 85.1   $ 95.2
Property taxes                                26.5     25.1     24.6
State and foreign taxes                       11.6     11.0     11.2
Federal excise tax on coal                      .3      2.0      2.6
                                            ------   ------   ------
   Total other taxes                        $112.4   $123.2   $133.6
                                            ======   ======   ======
--------------------------------------------------------------------------------


F.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
--------------------------------------------------------------------------------

(Dollars in millions)                                 December 31
                                                  ------------------
                                                    1997       1996
                                                    ----       ----

5.69% - 5.99% Galvanizing lines financing         $112.3     $149.7
Notes and loans:
10-3/8% Senior Notes, Due 2003                     105.0      105.0
2% - 9.64%, Due 1998-2009                           10.5       14.6
Debentures:
6-7/8%, Due 1999                                     5.4       11.8
8-3/8%, Due 2001                                    41.6       41.6
8.45%, Due 2005                                     90.8       90.7
Pollution control and industrial revenue bonds
7-1/2% - 8%, Due 2015-2024                         128.9      128.9
Capital lease obligations                            -          5.6
Unamortized debt discount                           (1.1)      (1.2)
                                                   -----      -----
   Total                                           493.4      546.7
Amounts due within one year                        (41.8)     (49.3)
                                                   -----      -----
   Long-term                                      $451.6     $497.4
                                                   =====      =====
--------------------------------------------------------------------------------

         Maturities and sinking fund requirements for the next five years are $42 million in 1998, $44 million in 1999, $48 million in 2000, $50 million in 2001 and $11 million in 2002.

         The galvanizing lines financing is collateralized by such equipment at our Sparrows Point and Burns Harbor Divisions and will be repaid in equal semiannual installments through 2000.

         The 10-3/8% Senior Notes are senior in right of payment to all existing and future subordinated indebtedness of Bethlehem. As unsecured senior obligations, the Notes will effectively be subordinate to secured senior indebtedness of Bethlehem. These Notes contain covenants that impose certain limitations on our ability to incur or repay debt, to pay dividends and make other distributions on or redeem capital stock, or to sell, merge, transfer or encumber assets. See Note L, Stockholders' Equity.

         We have a credit arrangement with a group of 13 domestic and international banks for $525 million, $150 million of which can be used for letters of credit. The arrangement consists of a $300 million receivables sale/purchase agreement through a wholly owned special purpose subsidiary and a $225 million secured credit agreement. During the second quarter of 1997, we amended this agreement by extending its term by about two years, through September 12, 2002, and increasing the facility's inventory credit arrangement from $200 million to $225 million.

         As of December 31, 1997, we had sold to the banks an ownership interest in trade receivables of $175 million in exchange for $78 million in cash, $67 million in letters of credit and required reserves of $30 million. The receivables were sold at a discount, based on defined short-term, investment-grade interest rates and a fixed fee per annum for the letters of credit. The banks are required to pay us cash for the face amount of the letters of credit upon expiration. We pay a .1875% per annum fee on the daily available commitment.

         Receivables from banks relate to letters of credit and required reserves that will be collected upon expiration of the letters of credit and liquidation of the banks' receivable ownership. Supplemental information on the receivable balances at December 31, 1997 and 1996 follows:

--------------------------------------------------------------------------------
(Dollars in millions)                             December 31
                                             --------------------
                                               1997         1996
                                               ----         ----

Trade                                        $227.6       $226.6
Banks                                          97.2        105.8
Allowances                                    (18.8)       (20.8)
                                             ------       ------
    Total receivables - net                  $306.0       $311.6
                                             ======       ======
--------------------------------------------------------------------------------

         Under the secured credit agreement, inventories are pledged as collateral for any borrowings and letters of credit. Borrowings under the agreement are subject to collateral coverage requirements and incur interest based on defined short-term interest rates. No borrowings were outstanding under this agreement at December 31, 1997. We pay a .5% per annum fee on the daily available commitment.

         Our secured credit agreement and galvanizing lines financing agreements contain restrictive covenants that require Bethlehem to maintain a minimum adjusted consolidated tangible net worth. At December 31, 1997, our adjusted tangible net worth as defined by these agreements exceeded the more restrictive of these requirements by about $600 million.

         At December 31, 1997, outstanding interest rate swap agreements with notional amounts totaling $68 million effectively fix the interest rate on our floating rate financings at 5.75% to 8.70%. These interest rate swap agreements expire in 2000 and 2001. At December 31, 1997 and 1996, the estimated fair value of our debt and interest rate swap agreements was not materially different from the recorded amounts.

         Future minimum payments under noncancellable operating leases at December 31, 1997 were $18 million in 1998, $14 million in 1999, $10 million in 2000, $7 million in 2001, $6 million in 2002 and $15 million thereafter. Total rental expense under operating leases was $40 million, $40 million and $42 million in 1997, 1996 and 1995.

G.  COMMITMENTS AND
    CONTINGENT LIABILITIES

On April 1, 1997, we sold our interest in IOC and entered into a 14 year agreement to purchase up to 1.8 million tons of iron ore per year through the year 2004 and about 500,000 tons in the years 2005 through 2011. In 1997, we purchased 1.7 million net tons from IOC at a net cost of $53 million.

         At December 31, 1997, we had outstanding approximately $57 million of purchase orders for additions and improvements to our properties.

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

         In the ordinary course of our business, we are involved in various pending or threatened legal actions. In our opinion, adequate reserves have been recorded for losses that are likely to result from these proceedings. If such reserves prove to be inadequate, however, we would incur a charge to earnings that could be material to the results of operations in a particular future quarterly or annual period. Based on the advice of legal counsel, we believe that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position.

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

         The following sets forth the plans' actuarial assumptions used and funded status at our valuation date of November 30, together with amounts recognized in our consolidated balance sheets:

--------------------------------------------------------------------------------
(Dollars in millions)                                        1997        1996
---------------------                                        ----        ----
Assumptions:
Discount rate                                               7.375%       7.75%
Average rate of compensation increase                        3.10%       3.10%
Actuarial present value of benefit obligations:
Vested benefit obligation                                 $ 5,030     $ 4,910
Accumulated benefit obligation                              5,185       5,075
Projected benefit obligation                                5,495       5,325
Plan assets at fair value:
Fixed income securities                                     1,552       1,656
Equity securities                                           3,102       2,381
Cash and marketable securities                                276         178
                                                          -------     -------
    Total plan assets                                     $ 4,930     $ 4,215
                                                          -------     -------

Projected benefit obligation in excess of plan assets         565       1,110
Unrecognized net gain (loss)                                  176         (36)
Remaining unrecognized net obligation resulting
   from adoption of Statement No. 87                         (139)       (173)
Unrecognized prior service cost from plan amendments         (172)       (201)
Adjustment required to recognize minimum liability
      - Intangible asset                                        -         160
December accruals/contributions - net                          10          10
                                                          -------     -------
  Pension liability at December 31                        $   440     $   870
                                                          =======     =======
--------------------------------------------------------------------------------

         The assumptions used in each year and the components of our annual pension cost follow:
--------------------------------------------------------------------------------

(Dollars in millions)                         1997     1996      1995
---------------------                         ----     ----      ----

Assumptions:
Return on plan assets                         9.00%    8.75%    10.00%
Discount rate                                 7.75%    7.25%     9.00%
Pension cost:
Service cost - benefits
   earned during the period                  $  48    $  59     $  45
Interest on projected
   benefit obligation                          395      372       402
Return on plan assets
      - actual                                (833)    (616)     (849)
      - deferred                               458      287       532
Amortization of initial
   net obligation                               34       36        36
Amortization of unrecognized prior
   service cost from plan amendments            29       32        32
                                             -----    -----     -----
   Total                                       131      170       198
PBGC premiums, administration fees, etc.        24       22        12
                                             -----    -----     -----
   Total cost                                $ 155    $ 192     $ 210
                                             =====    =====     =====
--------------------------------------------------------------------------------

I.  POSTRETIREMENT BENEFITS
    OTHER THAN PENSIONS

In addition to providing pension benefits, we currently provide health care and life insurance benefits for most retirees and their dependents.

         The following sets forth our plans' actuarial assumptions used and funded status at our valuation date of November 30, together with the amounts recognized in our consolidated balance sheets:

--------------------------------------------------------------------------------

(Dollars in millions)                              1997          1996
---------------------                              ----          ----

Assumptions:
Discount rate                                     7.375%         7.75%
Trend rate
      -  beginning next year                       6.00%         7.00%
      -  ending year 2000                          4.60%         4.60%
Accumulated postretirement benefit obligation:
Retirees                                        $ 1,760       $ 1,705
Fully eligible active plan participants             155           145
Other active plan participants                      140           150
                                                -------       -------
      Total                                       2,055         2,000
Plan assets at fair value:
      Fixed income securities                       120           130
                                                -------       -------
Accumulated postretirement benefit
      obligation in excess of plan assets         1,935         1,870
Unrecognized net loss, etc.                        (340)         (275)
                                                -------       -------
      Total obligation at December 31             1,595         1,595
Current portion                                    (150)         (150)
                                                -------       -------
      Long-term obligation                      $ 1,445       $ 1,445
                                                =======       =======

--------------------------------------------------------------------------------

         The assumptions used in each year and the components of our postretirement benefit cost follow:

--------------------------------------------------------------------------------

(Dollars in millions)                        1997       1996      1995
---------------------                        ----       ----      ----

Assumptions:
Return on plan assets                        9.00%      8.75%    10.00%
Discount rate                                7.75%      7.25%     9.00%
Trend rate
      - beginning current year               7.00%      8.00%     9.00%
      - ending year 2000                     4.60%      4.60%     4.60%
Postretirement benefit cost:
Service cost                                $   7      $  10     $   7
Interest on accumulated postretirement
      benefit obligation                      148        140       148
Amortization of unrecognized net loss           6          8        -
Return on plan assets
      - actual                                (10)        (7)      (24)
      - deferred                               (1)        (5)       12
                                            -----      -----     -----
      Total cost                            $ 150      $ 146     $ 143
                                            =====      =====     =====
--------------------------------------------------------------------------------

         A one percentage point increase or decrease in the assumed health care trend rate would increase or decrease the accumulated postretirement benefit obligation by about $150 million and 1997 expense by about $10 million.

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

K.  STOCK OPTIONS

At December 31, 1997, we had options outstanding under Plans approved by our stockholders in 1988 and 1994. New options can be granted only under the 1994 Plan, which reserved 4,000,000 shares of Common Stock for such use. At December 31, 1997, options on 826,300 shares of Common Stock were available for granting. The option price is the fair market value of our Common Stock on the date the option is granted. Options issued under the 1994 Plan become exercisable one to four years after the date granted and expire ten years from the date granted. Exercisable options may be surrendered for the difference between the option price and the quoted market price of the Common Stock on the date of surrender. Depending on the circumstances, option holders receive either Common Stock, cash or a combination of Common Stock and cash. Because of the surrender component in our options, related expense is recognized periodically based on the difference between the option price and current quoted market prices. Compensation expense recognized and weighted average fair value for the options granted in 1997, 1996 and 1995 were not material.

         Changes in options outstanding during 1997, 1996 and 1995 under the Plans were as follows:

                                               Number of             Weighted
                                                Options           Average Price
                                             -------------        -------------
Balance December 31, 1994                      2,500,248               $ 19
       Granted                                   635,100                 15
       Terminated or cancelled                  (111,373)                18
       Surrendered or exercised                   (6,900)                14
                                               ---------
Balance December 31, 1995                      3,017,075                 18
       Granted                                   620,600                 14
       Terminated or cancelled                  (144,025)                19
       Surrendered or exercised                   (2,000)                 8
                                               ---------
Balance December 31, 1996                      3,491,650                 17
       Granted                                   656,200                  8
       Terminated or cancelled                  (377,100)                17
                                               ---------
Balance December 31, 1997                      3,770,750                 15
                                               =========

         Options exercisable at the end of 1997, 1996 and 1995 were 2,083,250, 1,976,300 and 1,848,375.

       Information on our stock options at December 31, 1997 follows:



Range of                   Number of          Average           Average         Number of          Average
Exercise                     Options         Exercise       Contractual           Options         Exercise
Prices                   Outstanding            Price              Life       Exercisable            Price
------------------         ---------         --------       -----------         ---------         --------
8-3/8                        650,200            $   8          9 Years               --             $ --
13-3/4 - 14-1/2            1,582,800               14          7 Years            810,450               14
17-5/8 - 19                  621,650               19          5 Years            621,650               19
20-3/8 - 21-3/4              916,100               21          4 Years            651,150               21
                          ----------                                              -------
       Total               3,770,750               15          6 Years          2,083,250               18
                           =========                                            =========

L.  STOCKHOLDERS' EQUITY


-----------------------------------------------------------------------------------------------------------------------
                                            Preferred Stock      Preference Stock     Common Stock       Common Stock
(Shares in thousands  and dollars           $1.00 Par Value      $1.00 Par Value     $1.00 Par Value   Held in Treasury
in millions, except per share data)         Shares   Amount      Shares   Amount     Shares   Amount   Shares    Amount
-----------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                  11,623    $11.6      2,619    $2.6        111,882  $111.9     1,997    $59.5
Net income for year
Minimum pension liability
 adjustment (Note H)
Dividends on Preferred Stock
Preference Stock:
 Stock dividend                                                   133     0.1
 Issued                                                            41     0.1
 Converted                                                       (205)   (0.2)           205     0.2
Common Stock Issued                                                                      613     0.6        (5)   (0.1)
-----------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                  11,623     11.6      2,588     2.6        112,700   112.7     1,992    59.4
Net loss for year
Minimum pension liability
 adjustment (Note H)
Dividends on Preferred Stock
Preference Stock:
 Stock dividend                                                   129     0.1
 Issued                                                            62     0.1
 Converted                                                       (261)   (0.3)           261     0.3
Common Stock:
 Acquired                                                                                                   26     0.3
 Issued                                                                                  890     0.9
-----------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                  11,623     11.6      2,518     2.5        113,851   113.9     2,018    59.7
Net income for year
Dividends on Preferred Stock
Preference Stock:
 Stock dividend                                                   124     0.1
 Issued                                                            35
 Converted                                                       (331)   (0.3)           331     0.3
Common Stock:
 Acquired                                                                                                   39     0.3
 Issued                                                                                  866     0.8
-----------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                  11,623    $11.6     2,346     $2.3        115,048  $115.0     2,057   $60.0
-----------------------------------------------------------------------------------------------------------------------


(Shares in thousands  and dollars                       Additional    Accum-
in millions, except per share data)                      Paid-In      ulated
                                                         Capital     Deficit
--------------------------------------------------------------------------------
Balance December 31, 1994                               $1,948.6      $(859.4)
Net income for year                                                     179.6
Minimum pension liability
 adjustment (Note H)                                       (67.0)
Dividends on Preferred Stock                               (40.4)
Preference Stock:
 Stock dividend                                             (0.1)
 Issued                                                      0.7
 Converted
Common Stock Issued                                          8.8
--------------------------------------------------------------------------------
Balance December 31, 1995                                 1850.6       (679.8)
Net loss for year                                                      (308.8)
Minimum pension liability
 adjustment (Note H)                                        67.0
Dividends on Preferred Stock                               (40.4)
Preference Stock:
 Stock dividend                                             (0.1)
 Issued                                                      0.8
 Converted
Common Stock:
 Acquired
 Issued                                                      8.4
--------------------------------------------------------------------------------
Balance December 31, 1996                                1,886.3       (988.6)
Net income for year                                                     280.7
Dividends on Preferred Stock                               (40.4)
Preference Stock:
 Stock dividend                                             (0.1)
 Issued                                                      0.3
 Converted
Common Stock:
 Acquired
 Issued                                                      7.9
--------------------------------------------------------------------------------
Balance December 31, 1997                               $1,854.0      $(707.9)
--------------------------------------------------------------------------------

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

Preferred and Preference Stock issued and outstanding:
--------------------------------------------------------------------------------

(Shares in thousands)                                       December 31
                                                      ----------------------
                                                        1997          1996
                                                        ----          ----

Preferred Stock - Authorized 20,000 shares
$5.00 Cumulative Convertible Preferred Stock           2,500         2,500
$2.50 Cumulative Convertible Preferred Stock           4,000         4,000
$3.50 Cumulative Convertible Preferred Stock           5,123         5,123

Preference Stock - Authorized 20,000 shares
Series "A" 5% Cumulative Convertible Preference
 Stock                                                 1,655         1,818
Series "B" 5% Cumulative Convertible Preference
 Stock                                                   691           700
--------------------------------------------------------------------------------

    The following presents the details of our earnings per share calculations:
--------------------------------------------------------------------------------

(Shares in thousands and dollars in
 millions except per share data)
                                                 1997        1996        1995
                                                 ----        ----        ----
Basic Earnings Per Share

Net income (loss)                             $ 280.7     $(308.8)    $ 179.6
Less dividend requirements:
     $2.50 Preferred dividend-cash              (10.0)      (10.0)      (10.0)
     $5.00 Preferred dividend-cash              (12.5)      (12.5)      (12.5)
     $3.50 Preferred dividend-cash              (17.9)      (17.9)      (17.9)
     5% Preference dividend-stock                (1.2)       (1.5)       (2.0)
                                              -------     -------     -------
          Total Preferred and Preference
            dividends                           (41.6)      (41.9)      (42.4)
                                              -------     -------     -------
Net income (loss) applicable to Common Stock $  239.1    $ (350.7)    $ 137.2
                                              =======     =======     =======

Average shares of Common Stock outstanding    112,439     111,286     110,311
                                              =======     =======     =======

Basic Earnings Per Share                     $   2.13    $  (3.15)   $   1.24
                                              =======     =======     =======



(Shares in thousands and dollars in
millions, except per share data)               1997         1996        1995
--------------------------------               ----         ----        ----

Diluted Earnings Per Share

Net income (loss)                            $  280.7    $ (308.8)   $  179.6
Less dividend requirements:
     $2.50 Preferred dividend                   (10.0)      (10.0)      (10.0)
     $5.00 Preferred dividend                   (12.5)      (12.5)      (12.5)
    $3.50 Preferred dividend                     --         (17.9)      (17.9)
     5% Preference dividend                      --          (1.5)       --
                                             --------    --------    --------
Net income (loss) applicable to Common
 Stock                                       $  258.2    $ (350.7)   $  139.2
                                             ========    ========    ========

Average shares of Common Stock and
 equivalents and other potentially
 dilutive securities outstanding:
     Common Stock                           112,439     111,286     110,311
     Stock options                              --            2          13
     $2.50 Preferred Stock                       *           *           *
     $5.00 Preferred Stock                       *           *           *
     $3.50 Preferred Stock                   12,255          *           *
     5% Preference Stock                      2,346          *        2,588
                                            -------     -------     -------
          Total                             127,040     111,288     112,912
                                            =======     =======     =======

Diluted Earnings Per Share                 $   2.03    $  (3.15)   $   1.23
                                            =======     =======     =======

*     Antidilutive
--------------------------------------------------------------------------------

         Under the covenants of our 10-3/8% Senior Notes, we can pay future dividends on our Common Stock, among certain other restrictions, only if such cumulative dividends do not exceed the aggregate net cash proceeds from the sale of capital stock plus 50% of our consolidated net income and minus 100% of our consolidated net loss since the second quarter of 1993, excluding certain restructuring charges and other adjustments. The amount available at December 31, 1997 under this covenant was about $485 million.

M.  QUARTERLY FINANCIAL DATA (UNAUDITED)


(Dollars in millions, except per share data)                                 1997                                     1996
------------------------------------------------------------------------------------------------------------------------------
                                                1Q        2Q         3Q        4Q         1Q         2Q        3Q       4Q
------------------------------------------------------------------------------------------------------------------------------
Net sales                                    $1,192.5   $1,206.9  $1,113.4  $1,118.4    $1,118.5  $1,236.9  $1,174.6  $1,149.0
Cost of sales                                 1,052.5    1,053.4     971.8     975.6     1,009.9   1,092.9   1,043.3   1,022.1
Net income (loss)                                38.4      160.0      40.6      41.7         0.1      26.6      11.0    (346.5)
Net income (loss) per
     Common share
        - basic                              $   0.25   $   1.33  $   0.27  $   0.28    $  (0.09) $   0.14  $   --   $   (3.19)
        - diluted                            $   0.25   $   1.19  $   0.26  $   0.27    $  (0.09) $   0.14  $   --   $   (3.19)

REPORT OF INDEPENDENT AUDITORS
------------------------------------------------------------------------------



To the Board of Directors
and Stockholders of
Bethlehem Steel Corporation


  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Bethlehem Steel Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

1177 Avenue of the Americas
New York, NY 10036
January 28, 1998


Five-Year Financial and Operating Summaries
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)                                   1997       1996     1995       1994     1993
-------------------------------------------                                  --------   -------   -------   -------- --------
Earnings Statistics

Net sales                                                                     $4,631.2  $ 4,679.0  $4,867.5  $4,819.4  $4,323.4
                                                                              --------   --------  --------  --------  --------
Costs and expenses:
 Employment costs                                                              1,439.0    1,555.0   1,683.5   1,633.0   1,547.1
 Materials and services                                                        2,683.8    2,680.6   2,592.7   2,754.8   2,404.2
 Depreciation                                                                    231.0      268.7     284.0     261.1     277.5
 Taxes (other than employment and income taxes)                                   38.4       38.1      38.4      36.9      39.8
 Estimated (gain) loss on exiting business                                      (135.0)     465.0         -         -     350.0
                                                                              --------   --------  --------  --------  --------
Total costs and expenses                                                       4,257.2    5,007.4   4,598.6   4,685.8   4,618.6
                                                                              --------   --------  --------  --------  --------
Income (loss) from operations                                                    374.0     (328.4)    268.9     133.6    (295.2)
Financing income (expense):
 Interest and other financing costs                                              (47.5)     (53.3)    (60.0)    (46.2)    (63.2)
 Interest income                                                                   9.2        5.9       7.7       7.1       7.1
Benefit (provision) for income taxes                                             (55.0)      67.0     (37.0)    (14.0)     85.0
                                                                              --------   --------  --------  --------  --------
Net income (loss)                                                                280.7     (308.8)    179.6      80.5    (266.3)
Dividends on Preferred and Preference Stock                                       41.6       41.9      42.4      43.1      39.8
                                                                              --------   --------  --------  --------  --------
Net income (loss) applicable to Common Stock                                  $  239.1   $ (350.7) $  137.2  $   37.4 $  (306.1)
                                                                              --------   --------  --------  --------  --------
Net income (loss) per Common share- basic                                     $   2.13   $  (3.15) $   1.24  $   0.35 $   (3.37)
                                  - diluted                                   $   2.03   $  (3.15) $   1.23  $   0.35 $   (3.37)
-------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Statistics

Cash and cash equivalents                                                     $  252.4  $  136.6   $  180.0  $  159.5 $   228.9
Receivables, inventories and other current assets                              1,211.6   1,351.8    1,345.8   1,409.6    1362.2
Current liabilities                                                             (910.8)   (957.4)  (1,049.6) (1,011.2)   (914.2)
                                                                              --------   --------  --------  --------  --------
Working capital                                                               $  553.2  $  531.0   $  476.2  $  557.9 $   676.9
Current ratio                                                                      1.6       1.6        1.5       1.6       1.7
Property, plant and equipment - net                                           $2,357.7  $2,419.8   $2,714.2  $2,759.3 $ 2,634.3
Total assets                                                                   4,802.6   5,109.9    5,700.3   5,782.4   5,876.7
Total debt and capital lease obligations                                         493.4     546.7      638.3     757.3     813.8
Stockholders' equity                                                           1,215.0     966.0    1,238.3   1,155.8     696.6
Total debt as a percent of invested capital                                        29%       36%        34%       40%       54%
-------------------------------------------------------------------------------------------------------------------------------
Other Statistics

Capital expenditures                                                          $ 228.2   $ 259.0    $ 266.8   $ 444.6   $ 327.1
Raw steel production capability (net tons in thousands)                        10,500    10,500     11,500    11,500    11,500
Raw steel production (net tons in thousands)                                    9,599     9,447     10,449     9,817    10,303
Steel products shipped (net tons in thousands)                                  8,802     8,782      8,986     9,262     9,016
Pensioners receiving benefits at year end                                      70,400    70,100     71,000    71,700    70,900
Average number of employees receiving pay                                      16,400    17,800     19,500    19,900    20,700
Common Stock outstanding at year end (shares in thousands)                    112,991   111,834    110,708   109,886    91,409
Common stockholders at year end                                                35,000    37,000     39,000    41,000    43,000