Form 10-K405, Exhibit 13
period 1998-12-31
BETHLEHEM STEEL CORP /DE/
filed 1999-03-24
CIK 11860

Chairman's Letter


To Our Stockholders

We made further progress during 1998 toward our Vision to Be the Premier Steel Company. During the first half of the year, our financial performance was strong. However, during the second half, we were adversely affected by unprecedented levels of unfairly traded steel imports. As a result, we ended the year with a sense of both disappointment and concern over the serious injury to Bethlehem and the American steel industry caused by these imports. Nevertheless, we are proud of the many accomplishments we achieved during 1998, including the following:

 . We reported net income for the year of $120 million, including an after-tax charge of $29 million related to the closing of the 160-inch plate mill at Sparrows Point.

 . Our safety and environmental performance was the best ever recorded in the history of the Company.

 . We completed our acquisition of Lukens Inc. and established the Bethlehem
  Lukens Plate Division.

 . We started construction of Sparrows Point's new continuous Cold Rolling Mill complex.

 . We received the General Motors "Supplier of the Year" award for the third consecutive year, and won similar awards from other customers.

 . We established our Premier Supplier Recognition Program.

 . We increased the size of our revolving credit arrangement and extended its term.

 . Our credit ratings improved one level.

 . We completed a number of asset sales, generating cash proceeds of about $310 million.

  To realize our Vision to Be the Premier Steel Company, we must achieve our overall Objective of increasing stockholder value. We will accomplish this by achieving and sustaining superior rates of return on the capital we have invested in each of our businesses, by effectively serving our customers, by having partnerships among our employees, and by being a good corporate citizen. Our Strategy for achieving this Vision is to concentrate on steel, focusing on being a low-cost, high-quality producer, to rebuild our financial strength, and to improve continuously in everything that we do.

  In order to successfully implement this Strategy, we will continue to practice our Core Values of integrity, safety and personal accountability; continuous learning; total quality; customer satisfaction; and maximizing stockholder value. They are the permanent foundation to guide us in achieving our Vision.

Concentrating on Steel

We believe that our four core steel businesses -- the Burns Harbor Division, the Sparrows Point Division, Pennsylvania Steel Technologies, Inc. and our newest division, Bethlehem Lukens Plate -- are well positioned in their markets. However, each is facing intense competition from other steel companies -- domestic and foreign -- and from producers of competitive materials. We will best meet these challenges by following our Strategy and concentrating on producing the highest quality products at competitive costs.

  During 1998, we continued to strengthen the competitive position of our four core steel businesses.

Bethlehem's Core
Steel Products
(Sheets, Plates and Rail)
percentage of our total sales

[GRAPH GOES HERE]

Burns Harbor

Our Burns Harbor Division represents about 40% of our sales, and it ships about four million tons per year of flat rolled sheet products, primarily to the automotive and service center markets. It has a number of competitive strengths, including its location relative to its markets and low-cost raw materials, its efficient facility layout and its modern facilities.

  Currently, we are taking steps to further enhance Burns Harbor's competitiveness by making a series of improvements to its hot strip mill, and we approved a $70 million capital appropriation to modernize one of its two continuous casters to improve slab quality, increase productivity and reduce costs. These and other actions will help Burns Harbor achieve and sustain a superior rate of return on its assets.

Sparrows Point

Our Sparrows Point Division represents about 30% of our sales, and it ships about three million tons per year of sheets and tin mill products, primarily to the construction, service center and container markets. It also has a number of competitive strengths including its tidewater location and a number of highly competitive facilities, such as its primary ironmaking and steelmaking operations.

  During 1998, we started construction of a new continuous Cold Rolling Mill complex, which we expect will begin production early in 2000. This $300 million investment in Sparrows Point's future is part of the Division's comprehensive plan to achieve and sustain a superior rate of return on its assets. This investment will be combined with Division-wide cost competitiveness initiatives including a reduction in the workforce; reduced energy, material and service costs; and improved yield.

  During 1999, several additional significant projects will be completed -- including the reline of "L" blast furnace and the construction of a new roll grinding facility -- and construction will begin on a pulverized coal injection facility at "L" blast furnace, which will be completed in 2000.

Pennsylvania Steel Technologies, Inc. (PST)

PST represents about 10% of our sales, and it ships about 750,000 tons per year of railroad rails, specialty blooms, flat bars and large-diameter pipe. It sells to a wide variety of markets including transportation, forging, machinery, gas cylinder and energy.

  PST is the largest rail producer in the United States and it is benefiting from the growth in the domestic rail market. During 1998, PST set a number of production records, especially in rail making, improved its safety performance, and started up a new scrap handling and sorting facility. PST returned to profitability in 1998 and is focusing on achieving and sustaining a superior rate of return on its assets.

Bethlehem Lukens Plate

On May 29, 1998, we completed the acquisition of Lukens Inc. and established our newest Division, Bethlehem Lukens Plate. As a result of this combination, we believe that we have established the premier plate business. We have expanded our product offerings and strengthened our position as the leading producer and supplier of carbon and alloy steel plate products. This combination has produced, and will produce, significant operating and administrative synergies.

  Bethlehem Lukens Plate represents about 20% of our sales, and it will ship about two million tons of carbon and alloy plate per year. Several important initiatives will benefit its business in the future, including a 20-year conversion agreement with Allegheny Teledyne, capital projects such as improvements to its Steckel mill at Conshohocken, reallocating the order book among its plate mills, and integrating business processes and systems.

Domestic Steel
Industry Shipments
millions of tons

[GRAPH GOES HERE]

Improving Continuously

We are committed to continuously improve every aspect of our business, and during this past year we did improve in many important areas, as discussed below.

Customers

In 1998, we launched a Customer Success Process initiative to better integrate our selling and supply functions with our customers' requirements and to help us to be their supplier of choice. We also continued to strengthen our Total Quality initiative in which we intensely focus on performance excellence in every aspect of our business. This enables us to reliably provide what our customers need, when they need it. It involves all of our employees and all of our processes -- purchasing, order entry, steel production, product delivery, billing and other services. The success of Total Quality is evidenced by the fact that we received the General Motors "Supplier of the Year" award for the third consecutive year. We have also been recognized by many of our other customers with awards for outstanding quality and service.

Employees

We continue to educate and train our employees at all locations so that we can develop the skilled and knowledgeable workforce required to compete in an increasingly competitive, global business environment. During 1998, our education and training programs provided over 500,000 employee training hours, an average of about 39 hours per employee. We are in the process of having all of our employees complete a financial management program designed to help them focus their efforts on increasing our return on net assets and stockholder value. More than half of all of our employees have completed this training. We also have trained more than 10,000 employees in our Employee Safety Process.

  Our labor agreements with the United Steelworkers of America, covering our represented employees at Burns Harbor, Sparrows Point and PST, expire on August 1 of this year. We are prepared to commence early negotiations and hope to reach a mutually satisfactory new competitive long-term labor agreement.

Suppliers

In early 1998, we began a Premier Supplier Recognition Program and recognized nine suppliers as the "Best of the Best" for their outstanding performance during 1997 in the areas of quality, service and cost. For 1998, 17 suppliers earned this recognition.

  Overall costs and performance from suppliers during 1998 further improved through the ongoing implementation of our Strategic Sourcing process. Cross-functional sourcing teams were able to smoothly integrate the former Lukens activities. These cross-functional and cross-location efforts are continuing to help advance "strategic change" throughout our Company.

  We are especially proud that during 1998 we were formally recognized by Purchasing Magazine as one of the purchasing profession's "Best Places to Work." Only five other companies in the United States were so honored.

Safety, Environment and Good Citizenship

Our safety and environmental performance for 1998 was the best ever recorded by our Company. Compared with 1997, our lost workday case incidence rate declined by 23%, our all-injury rate declined by 20%, and our recordable case rate declined by 15%. Since 1994, when we began a joint safety performance effort with the United Steelworkers of America, our lost workday case incidence rate

Bethlehem's Lost
Workday Case
Incidence Rate
per 200,000 hours worked

[GRAPH GOES HERE]

Bethlehem's
Environmental
Compliance Index
Average number of
incidents per month

[GRAPH GOES HERE]

declined by 58%, and our all-injury and recordable case rates both declined by 49%. A major corporate objective is to have zero lost workdays.

     We continue to focus our efforts on improving our environmental performance to reach the ultimate goal of zero environmental incidents. During 1998, we reduced our Environmental Compliance Index, our corporate method of measuring environmental compliance, by 73% over 1997. Also during 1998, we became the first integrated steel producer to join EPA's Climate Wise Program which focuses on voluntary actions to improve energy efficiency and environmental performance. We were also recognized as a Program Champion for our participation and achievements in EPA's Wastewise Program, and we continued our environmental stewardship activities with local community groups, key customers and the Coalition for Environmentally Responsible Economies (CERES).

     We practice good citizenship with an emphasis on charitable contributions, volunteerism and economic development. Giving to the United Way at all of our facilities and individual volunteerism at educational, health services and other nonprofit organizations are regular practices of our employees. Among our industry-leading examples of the public-private partnerships that can help revitalize entire communities are the Brownfields economic development initiatives involving almost 3,000 acres at former steel operating sites in Bethlehem and Johnstown, Pennsylvania and in Lackawanna, New York. We are also working closely with public officials in Cambria and Somerset counties in Pennsylvania and with the state's Department of Conservation and Natural Resources to sell to the counties The Manufacturers Water Company, including over 5,000 acres and five dams, to assure future generations added resources for personal recreation and economic development.

Technology

     Six years ago, we entered into a strategic partnership with EDS, a leader in the information technology area. This partnership has allowed us to leverage its very significant technology capabilities. As a result, we believe we stand at the forefront of information technology in the steel industry.

     Every technology officer's immediate objective is to develop a timely and cost-effective solution to the Year 2000 (Y2K) computer issue. Because of early planning, we have already completed about 95% of our overall resolution efforts, at a very low cost. We have also received two independent audits of our Y2K efforts with highly satisfactory results. We will continue with the remaining remediation and testing throughout the first half of 1999. We have also begun contingency planning in all areas of our business, and we will focus on this issue during 1999. The objective of all these activities is to continue to serve our customers with no adverse Y2K impact on our business.

     We continue to maintain a strong research and development effort in the firm belief that this ultimately translates into added value for our customers and stockholders. The research effort is directed primarily at achieving quality improvements and cost reductions in operations and also providing new or improved products and technical

Bethlehems's
Pension Liability
millions of dollars

[GRAPH GOES HERE]

support for customers. Examples of new value-added products include high-strength weathering plate grades for use in bridges; patented dent-resistant, formable hot dip galvanized sheet grades for light-weight automotive body applications; and a new acrylic coated sheet product for the metal building industry.

Rebuilding Our Financial Strength

We made further progress during 1998 in improving our financial condition, especially in reducing our unfunded pension obligation. Over the past five years, we have reduced our pension liability by over $1.2 billion, from just over $1.6 billion at the end of 1993 to $415 million at the end of 1998. Additionally, we had a net unrecognized gain that is not reflected in the pension liability shown on our balance sheet. This unrecognized gain reflects, among other factors, investment performance that is better than the performance we had assumed would occur in our actuarial and accounting assumptions. While accounting rules do not permit immediate recognition of these investment gains, the current market value of our pension trust assets of about $6 billion is essentially equal to our current pension obligation.

  Our liquidity totaled about $480 million at the end of last year. This consisted of about $140 million in cash and $340 million of available borrowings under our revolving credit arrangement. During 1998, we increased the size of our revolving credit arrangement by $75 million to $600 million and extended its term to June 2003.

  As to our capital structure, at the end of last year, our debt as a percent of invested capital was 31%, down from 50% at the end of 1992. In recognition of the progress we have made in improving our operating performance and strengthening our financial condition, both Standard & Poor's and Moody's Investor Services raised our credit ratings early last year by one level. Our objective is to achieve a capital structure that will earn us an investment-grade credit rating.

Profitable Growth

During the last several years, we have transformed Bethlehem by eliminating underperforming operations, strengthening our core businesses and improving our financial condition. As we approach the 21st century, we are positioned to take advantage of future opportunities and to grow our profitability.

  Our program for profitable growth focuses on three areas. First, we will continue to grow our existing core steel businesses. Our goal is for each business to achieve and sustain superior rates of return on its net assets. Second, we will acquire companies or enter into joint ventures in businesses similar to our core steel businesses. The acquisition of Lukens was a major step in this direction. We have also benefited by entering into joint ventures such as Double G Coatings, Chicago Cold Rolling, Indiana Pickling and Processing, Walbridge Coatings and TWB. Third, we will acquire or establish new businesses that are related to our core steel businesses. Our recent joint venture with Steel Construction Systems is an example of progress in this area.

Total Steel Imports
millions of tons

[GRAPH GOES HERE]

International Steel Trade

The unprecedented level of unfairly traded steel imports being dumped into the United States continues to cause serious injury to Bethlehem and the American steel industry. The high levels of imports have adversely affected production, shipment levels and prices, and workforce schedules have been reduced at all of our operations.

  On January 7, 1999, the Clinton Administration submitted a "Comprehensive Plan for Responding to the Increased Steel Imports" to the United States Congress. While the Plan reviews certain helpful actions that have been taken and others that may be taken, it falls short of what is required and is not yet sufficiently comprehensive, timely or effective, given the significant increase in imports, the precipitous decline in prices due to the dumping of foreign steel and the financial losses by the American steel industry.

  Under these circumstances, we are taking three actions:

 . Legal -- We have filed, and will continue to file, all appropriate legal actions.

 . Public Affairs -- We have joined with the United Steelworkers of America, leading steel companies and other concerned parties in an educational campaign called "Stand Up For Steel -- Stand Up for America."

 . Governmental -- We are continuing our review of the Plan submitted by the Clinton Administration, and we will continue to work with the Administration and Congress in an effort to restore fair trade in steel.

  We believe that the actions that we are taking, along with those to be taken by Congress and the Administration, will help to resolve this very serious issue that threatens our Company, stockholders, employees, customers and the communities in which we operate.

Business Outlook

We believe that the U.S. economy will continue on a course of moderate and sustainable growth and low inflation, although growth will be somewhat slower compared with the past several years. We also believe that domestic shipments in 1999 will be about 100 million tons, slightly lower than the estimated 102 million tons shipped in 1998.

  Competition will be intense in 1999 due to excess global steel capacity and new domestic supply. Additionally, we continue to be very concerned about the high levels of unfairly traded steel imports, which we expect will adversely affect our 1999 results. While our current business conditions remain difficult, we will continue our Strategy of concentrating on steel and rebuilding our financial strength, and we will take all necessary actions to reduce costs and improve our overall competitiveness.

  For Bethlehem, 1998 was a year of contrast. Despite significant adverse effects from unfair international steel trade, we still made important progress toward our Vision to Be the Premier Steel Company.


/s/ Hank Barnette
Curtis H. Barnette, Chairman
January 27, 1999

Financial Review and Operating Analysis


Net income for 1998 was $120 million, or $.64 per common share - basic, including an after-tax charge of $29 million related to closing our Sparrows Point plate mill. Net income for 1997 was $281 million, or $2.13 per common share - basic, including an after-tax gain of $113 million related to the sale of our equity interest in Iron Ore Company of Canada (IOC). Our net loss for 1996 was $309 million, or $3.15 per common share - basic, including after-tax charges of $382 million in connection with our exiting six underperforming businesses. See Note B, Estimated (Loss) Gain on Exiting Businesses, to the Consolidated Financial Statements. Excluding the effects of these charges and gain, net income for 1998 was $149 million ($.88 per common share - basic) compared with $168 million ($1.12 per common share - basic) for 1997 and $73 million ($.28 per common share - basic) for 1996. Sales in 1998 were $4.48 billion compared with $4.63 billion in 1997 and $4.68 billion in 1996.

Lukens Acquisition

During 1998, we acquired Lukens Inc., strengthening our position as the leading producer and supplier of carbon and alloy steel plate products. We acquired all of the outstanding stock of Lukens for an aggregate purchase price of about $560 million on May 29, 1998. See Note C, Acquisition of Lukens Inc., to the Consolidated Financial Statements.

  We have exited or intend to exit all of the former Lukens' stainless and distribution businesses. During 1998, we completed the sale of certain stainless assets to Allegheny Teledyne Incorporated (Allegheny) for $175 million. We also entered into agreements to provide Allegheny with conversion services to produce stainless steel slabs and coiled plate. We received $105 million in cash and a non-interest bearing note for the remaining $70 million. The note will become payable upon the completion of certain agreed upon improvements that will enhance the performance of the facilities that will be used to provide conversion services to Allegheny. We expect to complete the improvements and receive payment of the $70 million note during the fourth quarter of 1999. Bethlehem and Allegheny will share in the cost of these improvements, which is expected to be about $25 million. In January 1999, we signed an agreement with Ryerson Tull, Inc. for the sale of the stainless distribution business, Washington Specialty Metals Corporation, for about $70 million. We expect to complete this transaction in early first quarter 1999. At the same time, we announced that we would permanently close the stainless sheet operations in Massillon, Ohio and Washington, Pennsylvania. We expect the facilities to close in the first quarter of 1999, and we will continue our efforts to sell these assets.

  During the fourth quarter of 1998, we closed the Sparrows Point 160" plate mill and increased output at existing underutilized plate facilities at Burns Harbor, Coatesville and Conshohocken to take advantage of the merged facilities' capabilities. We recorded a charge of $35 million ($29 million after-tax) during 1998 to write-off the net book value of equipment to be dismantled and to recognize employee benefit related costs.

Operating Results

Excluding the charges and gain from exiting businesses, income from operations was $225 million in 1998 compared with $239 million in 1997 and $137 million in 1996. Income from operations for 1998 declined from 1997 primarily due to lower shipments and lower realized prices resulting from high levels of unfairly traded steel imports. The negative impact of imports was partially offset by increased shipments resulting from our acquisition of Lukens and by lower costs. Costs improved principally from exiting underperforming businesses, reduced pension expense and improved operating performance at Pennsylvania Steel Technologies, Inc. (PST). Results improved in 1997 over 1996 primarily due to lower costs from improved operations at Sparrows Point and PST, exiting Bethlehem Structural Products and lower pension expense. The 1997 results were also affected by higher employment and raw material costs at Burns Harbor.

  The effects of changes in average realized steel prices, shipments and product mix on sales during the last two years were as follows:

                    Increase (decrease) from prior year
                                1998               1997
-------------------------------------------------------
Realized Prices                  (2)%                --%
Shipments                        (1)                 (1)
Product Mix                      --                   1
-------------------------------------------------------
                                 (3)%                --
=======================================================

  Raw steel production was 10.2 million tons in 1998, 9.6 million tons in 1997, and 9.4 million tons in 1996. The increase in 1998 was due to the acquisition of Lukens, while the increase in 1997 was due to improved operations at Sparrows Point.

  The Burns Harbor Division shipped 3.6 million tons of sheet and strip products in 1998 compared with 3.9 million tons in both 1997 and 1996. Burns Harbor's 1998 operating results declined principally from lower realized prices and decreased shipments. Shipments and prices for 1998 were reduced primarily because of the unprecedented level of unfairly traded imports, and also because of the 1998 work stoppages at certain General Motors' plants.

  The Sparrows Point Division shipped 2.6 million tons of sheet and tin mill products in 1998 compared with 2.8 million tons in 1997 and 2.7 million tons in 1996. Sparrows Point's 1998 operating results declined principally from lower realized prices and decreased shipments caused primarily by unfairly traded imports.

  Results improved at PST in 1998 primarily due to lower costs resulting from improved operating performance and lower raw material prices. Shipments and realized prices also increased at PST during 1998 and offset the effects of a less favorable product mix.

  Bethlehem shipped 1.7 million tons of plate products in 1998, including 425,000 tons from the Coatesville and Conshohocken facilities acquired in the Lukens acquisition, compared with 1.4 million tons in 1997 and 1996.

Percentage Of Bethlehem's Net Sales
By Major Product

                                               1998       1997       1996
-------------------------------------------------------------------------
Steel mill products:
 Hot rolled sheets                             13.3%      14.9%      14.3%
 Cold rolled sheets                            16.8       17.2       16.2
 Coated sheets                                 28.6       31.5       32.3
 Tin mill products                              6.7        7.4        6.9
 Plates                                        22.3       15.2       15.3
 Rail products                                  4.4        4.3        3.5
 Structural shapes and
 pilings                                         --        1.3        3.8
 Other steel mill products                      4.5        3.2        1.6
Other products and
 services (including raw
 materials)                                     3.4        5.0        6.1
-------------------------------------------------------------------------
                                              100.0%     100.0%     100.0%
=========================================================================

Percentage Of Steel Mill Product Shipments
By Principal Market

(Based on tons shipped)                        1998       1997       1996
-------------------------------------------------------------------------
Service Centers, Processors
 and Converters
 (including semifinished)                      46.9%      46.9%      45.2%
Transportation
 (including automotive)                        23.0       24.9       26.0
Construction                                   12.1       11.0       12.6
Containers                                      5.2        5.8        5.2
Machinery                                       4.9        4.7        5.1
Other                                           7.9        6.7        5.9
-------------------------------------------------------------------------
                                              100.0%     100.0%     100.0%
=========================================================================

Liquidity And Capital Structure

At December 31, 1998, total liquidity, comprising cash, cash equivalents and funds available under our bank credit arrangement, totaled $479 million compared with $612 million at December 31, 1997. At December 31, 1998, funds available under our credit arrangement totaled $341 million.

  Cash provided from operations before pension activities in 1998 decreased to $487 million from $551 million in 1997 due to changes in working capital, principally inventory, and lower earnings. Cash provided from operations before pension activities in 1997 increased to $551 million from $341 million in 1996 due to higher earnings and changes in working capital, principally inventory. Cash from asset sales of $309 million in 1998 included $105 million from the sale of certain stainless assets acquired in the Lukens acquisition and the sale of the No.1 Coke Oven Battery at Burns Harbor for about $190 million. See Note F, Commitments and Contingent Liabilities, to the Consolidated Financial Statements.

  Principal uses of cash during 1998 included the Lukens acquisition, capital expenditures, debt repayments and pension funding. We repaid $290 million of debt including a $200 million short-term borrowing used to complete the Lukens acquisition and $48 million of the debt assumed in the Lukens acquisition. We contributed $150 million to our pension fund in 1998 compared with $425 million in 1997 and $170 million in 1996. As a result of these contributions, our pension liability decreased to $415 million at December 31, 1998 from $440 million at December 31, 1997, despite assuming a net obligation of $35 million in our acquisition of Lukens. Over the past five years, our pension liability has been reduced by about $1.2 billion, or about 75%, from $1.6 billion at December 31, 1993.

  We have contributed amounts to our pension fund substantially in excess of amounts required under current laws and regulations. Because of these contributions and better than expected earnings performance on our pension fund assets, we currently have a funding standard credit balance that would allow us to defer pension funding for several years, although we presently have no plans to do so.

  Major uses of cash for 1999 are expected to be capital expenditures of about $450 million, pension funding, and debt payments of about $40 million. We expect to maintain an adequate level of liquidity throughout 1999 with cash flow from operations, reductions in working capital, available funds under our credit arrangement and proceeds from the sale of assets, including the remaining Lukens' stainless assets.

Derivative Financial Instruments
And Related Market Risk

Bethlehem is exposed to certain risks associated with the change in foreign currency rates, interest rates and commodity prices. We seek to minimize the potential adverse impact of those market risks through the use of appropriate management techniques including derivative financial instruments. Although Bethlehem occasionally purchases goods and services denominated in a foreign currency and has investments in other countries, the amounts involved are not material. Also, most export sales are denominated in U.S. dollars. Therefore, foreign currency exposure is not typically a material risk to Bethlehem.

  We are exposed to interest rate risk arising from having certain variable rate financing arrangements. Under our bank credit arrangement, we sold $142 million of receivables to banks at a discount based on variable interest rates, as described in Note E, Long-term Debt, to the Consolidated Financial Statements. We have interest rate swaps maturing in 2000 and 2001 with notional amounts totaling $62 million that effectively fix a portion of the interest rates on these financings, leaving about $80 million exposed to changes in interest rates. The fair value of these swaps at December 31, 1998 was a liability of $4.6 million.

  We also have exposure to changes in interest rates because long-term interest rates are used to determine our obligations for employee postretirement plans for pensions and healthcare and affect the performance of our pension fund assets.

  In our manufacturing process, we use certain metals to coat our products or as additives in our steelmaking process. For a portion of our energy needs, we consume natural gas. We use derivative financial instruments to manage the price risk for a portion of our annual requirements for natural gas, zinc and other metals. At December 31, 1998, we had outstanding futures contracts for natural gas, zinc, aluminum, nickel and tin. The fair value of these contracts at December 31, 1998 was a liability of $9.7 million. These contracts mature at various times in 1999 and 2000 and coincide with expected purchases of the commodities and effectively establish the price we will pay at the time we entered into the futures contracts. To the extent we have not entered into contracts, the price Bethlehem will pay will increase or decrease as the market price for the commodities rises or falls. Changes in market prices for most of these commodities are typically affected by the same factors affecting changes in steel prices over time.

Common Stock Market And Dividend Information

                      1998 Prices*     1997 Prices*
Period               High      Low     High     Low
---------------------------------------------------
First Quarter     $15.500  $ 8.063  $ 9.375  $7.625
Second Quarter     17.125   11.063   10.750   7.750
Third Quarter      13.438    7.000   12.938   9.813
Fourth Quarter     10.750    7.313   11.563   7.750
---------------------------------------------------

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

Exit Of Businesses

As previously explained under Lukens Acquisition, we recorded a $35 million ($29 million after-tax) charge in connection with closing the Sparrows Point 160" plate mill during 1998.

  During 1997, we recorded a $135 million ($113 million after-tax) gain related to the sale of our equity interest in IOC. We also sold our High Power Mountain coal assets during 1997.

  In 1996, we recorded a $465 million ($382 million after-tax) charge to exit six underperforming businesses: Bethlehem Structural, BethForge, CENTEC, BethShip's Sparrows Point Yard, Bethlehem Coke and our Eagle Nest coal mine. Subsequently, we sold or closed all of these businesses eliminating the significant losses they were incurring. Future charges relating to any of these former businesses are not expected to be material. Certain of these businesses operated facilities on about 1,800 acres of contiguous property in Bethlehem, Pennsylvania. Bethlehem is redeveloping the land where the facilities were located. Future proceeds are expected to at least equal any future costs incurred to maintain and develop the property.

Capital Expenditures

Capital expenditures (excluding the acquisition of Lukens Inc.) were $328 million in 1998 compared with $228 million in 1997 and $259 million in 1996.

  In October 1997, we announced a plan to build a new continuous cold rolling mill complex at Sparrows Point. The $300 million complex, which is scheduled to begin production early in 2000, is expected to lower costs, improve quality and enhance capabilities.

  At December 31, 1998, the estimated cost of completing all authorized capital expenditures was about $640 million, compared with $750 million at December 31, 1997. Authorized capital expenditures at December 31, 1998 included the planned 1999 reline of our "L" Blast Furnace at Sparrows Point. During the reline, that will take place mid-year, Sparrows Point will incur higher costs because of lower raw steel production. We expect such authorized capital expenditures to be com-pleted during the 1999-2001 period.

Employees And Employment Costs

At the end of 1998, we had about 17,000 employees (including stainless) compared with about 15,600 employees at the end of 1997 and 17,500 employees at the end of 1996. About three-quarters of our employees are covered by our labor agreements with the United Steelworkers of America (USWA). The agreements with the USWA, covering USWA represented employees at Burns Harbor,

Sparrows Point and PST, expire on August 1, 1999. Bethlehem is prepared to commence early negotiations with the USWA to reach a new mutually satisfactory competitive long-term agreement.

  Under the terms of our 1993 labor agreement with the USWA, most represented employees at Burns Harbor and Sparrows Point receive profit sharing of 8% of adjusted consolidated annual income before taxes, unusual items and expenses applicable to the plan plus 2% of adjusted profits of certain operations, payable in the following year. Profit sharing is also paid to salaried employees based on specific Corporate and Business Unit plans and performance.

  Under other provisions of the labor agreement, we are required to pay "shortfall amounts" each year up to 10% of the first $100 million and 20% in excess of $100 million of consolidated income before taxes, unusual items and expenses applicable to the shortfall plan. Shortfall amounts arise when employees terminate employment and ESOP Preference Stock, held in trust for employees in reimbursement for wage and benefit reductions in prior years, is converted into Common Stock and sold for amounts less than the stated value of the Preference Stock ($32 for Series A and $40 for Series B). We issued approximately 18,000 shares of Series B Preference Stock in 1998 and approximately 37,000 shares in 1997 to a trustee for the benefit of employees for 1997 and 1996, respectively, and expect to issue about 1,500 shares in early 1999 for the 1998 plan year.

  We paid about $58 million in 1998 for income-related bonus, profit sharing and shortfall amounts, and expect to pay about $36 million in early 1999.

Employment Cost Summary*

(Dollars in millions)          1998    1997    1996
---------------------------------------------------
Salaries and Wages           $  899  $  914  $  966
---------------------------------------------------
Employee Benefits:
 Pension Plans:
  Actives                        80      95     111
  Retirees                        5      60      81
 Medical and Insurance:
  Actives                       122     135     148
  Retirees                      140     122     115
 Payroll Taxes                   74      74      85
 Workers' Compensation           27      21      28
 Savings Plan and Other          20      18      21
---------------------------------------------------
Total Benefit Costs             468     525     589
---------------------------------------------------
Total Employment
 Costs                       $1,367  $1,439  $1,555
===================================================

*Excluding Discontinued Stainless Operations.

Environmental Matters

We are subject to various federal, state and local environmental laws and regulations concerning, among other things, air emissions, waste water discharges and solid and hazardous waste disposal. During the five years ended December 31, 1998, we spent approximately $136 million for environmental control equipment. Expenditures for new environmental control equipment totaled approximately $13 million in 1998, $15 million in 1997 and $29 million in 1996. The costs incurred in 1998 to operate and maintain existing environmental control equipment were approximately $114 million (excluding interest costs but including depreciation charges of $14 million) compared with $110 million in 1997 and $115 million in 1996.

  Bethlehem and federal and state regulatory agencies conduct negotiations to resolve differences in interpretation of certain environmental control requirements. In some instances, those negotiations are being held in connection with the resolution of pending environmental proceedings. We believe that there will not be any significant curtailment or interruptions of any of our operations as a result of these proceedings and negotiations. We cannot predict the specific environmental control requirements that we will face in the future. Based on existing and anticipated regulations promulgated under presently enacted legislation, we currently estimate that capital expenditures for installation of new environmental control equipment will average about $10 million per year over the next two years. However, estimates of future capital expenditures and operating costs required for environmental compliance are subject to numerous uncertainties, including the evolving nature of regulations, possible imposition of more stringent requirements, availability of new technologies and the timing of expenditures.

  Although it is possible that our future results of operations, in particular quarterly or annual periods, could be materially affected by the future costs of environmental compliance, we believe that the future costs of environmental compliance will not have a material adverse effect on our consolidated financial position or on our competitive position with respect to other integrated domestic steelmakers which are subject to the same environmental requirements.

Consolidated Statements of Income

                                                                               Year Ended December 31
(Dollars in millions, except per share data)                           1998        1997          1996
-----------------------------------------------------------------------------------------------------
Net Sales                                                          $4,477.8    $4,631.2      $4,679.0
-----------------------------------------------------------------------------------------------------
Costs and Expenses:
 Cost of sales                                                      3,883.2     4,053.3       4,168.2
 Depreciation and amortization (Note A)                               246.5       231.0         268.7
 Selling, administration and general expense                          123.6       107.9         105.5
 Estimated loss (gain) on exiting businesses (Note B)                  35.0      (135.0)        465.0
-----------------------------------------------------------------------------------------------------
Total Costs and Expenses                                            4,288.3     4,257.2       5,007.4
-----------------------------------------------------------------------------------------------------

Income (Loss) from Operations                                         189.5       374.0        (328.4)

Financing Income (Expense):
 Interest and other financing costs (Note A)                          (55.4)      (47.5)        (53.3)
 Interest income                                                       10.0         9.2           5.9
-----------------------------------------------------------------------------------------------------

Income (Loss) Before Income Taxes                                     144.1       335.7        (375.8)

Benefit (Provision) for Income Taxes (Note D)                         (24.0)      (55.0)         67.0
-----------------------------------------------------------------------------------------------------

Net Income (Loss)                                                     120.1       280.7        (308.8)

Dividends on Preferred and Preference Stock                            41.7        41.6          41.9
-----------------------------------------------------------------------------------------------------

Net Income (Loss) Applicable to Common Stock                       $   78.4    $  239.1      $ (350.7)
=====================================================================================================

Net Income (Loss) per Common Share (Note J):
  Basic                                                            $    .64    $   2.13      $  (3.15)
  Diluted                                                          $    .64    $   2.03      $  (3.15)
=====================================================================================================

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                                           December 31
(Dollars in millions, except per share data)                                        1998          1997
------------------------------------------------------------------------------------------------------
Assets
Current Assets:
Cash and cash equivalents (Note A)                                              $  137.8      $  252.4
Receivables (Notes C and E)                                                        307.2         306.0
Inventories (Notes A and E)
  Raw materials and supplies                                                       319.9         324.5
  Finished and semifinished products                                               720.7         569.3
------------------------------------------------------------------------------------------------------
     Total Inventories                                                           1,040.6         893.8
Other current assets                                                                 9.2          11.8
------------------------------------------------------------------------------------------------------
Total Current Assets                                                             1,494.8       1,464.0
Investments and Miscellaneous Assets                                                98.0         100.9
Property, Plant and Equipment, less accumulated
  depreciation of $4,119.4 and $4,095.5 (Note A)                                 2,655.7       2,357.7
Deferred Income Tax Asset--net (Note D)                                            920.0         880.0
Net Assets of Discontinued Stainless Operations (Note C)                           100.0            --
Goodwill, less accumulated amortization of $7.0 (Notes A and C)                    353.0            --
------------------------------------------------------------------------------------------------------
Total Assets                                                                    $5,621.5      $4,802.6
======================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable                                                                $  417.9      $  371.2
Accrued employment costs                                                           147.7         173.9
Postretirement benefits other than pensions (Note G)                               160.0         150.0
Accrued taxes (Note D)                                                              53.4          60.0
Debt (Note E)                                                                       44.4          41.8
Other current liabilities                                                          161.8         113.9
------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                          985.2         910.8
Pension Liability (Notes B and G)                                                  415.0         440.0
Postretirement Benefits Other Than Pensions (Notes B and G)                      1,630.0       1,445.0
Long-term Debt (Note E)                                                            627.7         451.6
Deferred Gain on Sales (Note F)                                                    136.0           4.1
Other Long-term Liabilities                                                        338.1         336.1
Stockholders' Equity (Notes H, I and J):
Preferred Stock--at $1 per share par value (aggregate liquidation
  preference of $481.2); Authorized 20,000,000 shares                               11.6          11.6
Preference Stock--at $1 per share par value (aggregate liquidation
  preference of $80.6); Authorized 20,000,000 shares                                 2.2           2.3
Common Stock--at $1 per share par value;
  Authorized 250,000,000
  Issued 132,227,787 and 115,047,810 shares                                        132.2         115.0
Common Stock--Held in treasury, 2,080,799 and 2,056,571 shares at cost             (60.3)        (60.0)
Additional Paid-in Capital                                                       1,991.6       1,854.0
Accumulated Deficit                                                               (587.8)       (707.9)
------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                       1,489.5       1,215.0
------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                      $5,621.5      $4,802.6
======================================================================================================

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                         Year Ended December 31
(Dollars in millions, except per share data)                                     1998        1997          1996
---------------------------------------------------------------------------------------------------------------
Operating Activities:
Net Income (Loss)                                                            $  120.1    $  280.7      $ (308.8)
Adjustments for items not affecting cash from operating activities:
  Depreciation and amortization (Note A)                                        246.5       231.0         268.7
  Estimated loss (gain) on exiting businesses (Note B)                           35.0      (135.0)        465.0
  Deferred income taxes (Note D)                                                 18.0        53.0         (67.0)
  Other--net                                                                     16.1        28.2           9.1
Working capital (excluding investing and financing activities):
  Receivables - operating                                                        99.4        11.6           9.1
  Receivables - sold (Note E)                                                    64.0        (6.0)         54.0
  Inventories                                                                   (59.0)      115.6         (58.8)
  Accounts payable                                                              (13.1)      (24.5)         28.9
  Employment costs and other                                                    (40.5)       (3.7)        (59.4)
---------------------------------------------------------------------------------------------------------------
Cash Provided from Operations Before Pension Activities                         486.5       550.9         340.8
---------------------------------------------------------------------------------------------------------------
Pension Activities (Note G):
Pension expense                                                                  85.0       155.0         192.0
Pension funding                                                                (150.0)     (425.0)       (170.0)
---------------------------------------------------------------------------------------------------------------
Cash Provided from Continuing Operating Activities                              421.5       280.9         362.8
---------------------------------------------------------------------------------------------------------------
Cash Provided from Operating Activities of
  Discontinued Stainless Operations (Note C)                                     22.2          --            --
---------------------------------------------------------------------------------------------------------------
Investing Activities:
Capital expenditures                                                           (328.0)     (228.2)       (259.0)
Purchase of Lukens (Note C):
  Paid to Lukens stockholders, net of cash acquired                            (327.8)         --            --
  Transaction and other related payments                                        (41.4)         --            --
Cash proceeds from asset sales and other                                        308.8       191.8           7.7
---------------------------------------------------------------------------------------------------------------
Cash Used for Investing Activities                                             (388.4)      (36.4)       (251.3)
---------------------------------------------------------------------------------------------------------------
Financing Activities:
Borrowings (Note E)                                                             201.6         1.9           3.1
Debt and capital lease payments (Note E)                                       (290.4)      (53.4)        (91.8)
Cash dividends paid (Note J)                                                    (40.4)      (40.4)        (40.4)
Other payments                                                                  (40.7)      (36.8)        (25.8)
---------------------------------------------------------------------------------------------------------------
Cash Used for Financing Activities                                             (169.9)     (128.7)       (154.9)
---------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                           (114.6)      115.8         (43.4)
Cash and Cash Equivalents - Beginning of Period                                 252.4       136.6         180.0
---------------------------------------------------------------------------------------------------------------
                          - End of Period                                    $  137.8    $  252.4      $  136.6
===============================================================================================================
Supplemental Information:
Interest paid, net of amount capitalized                                     $   50.2    $   52.6      $   52.8
Income taxes paid (received) - net (Note D)                                  $  (14.2)   $    7.6      $    3.7
---------------------------------------------------------------------------------------------------------------

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

   Property, Plant and Equipment - Property, plant and equipment is stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense. Gains or losses on dispositions of property, plant and equipment are recognized in income. Interest is capitalized on significant construction projects and totaled $7 million in each of the last three years. Our property, plant and equipment by major classification is:

                                         December 31
        (Dollars in millions)       1998        1997
   -------------------------------------------------
   Land (net of depletion)     $    33.2   $    25.4
   Buildings                       649.2       637.4
   Machinery and equipment       5,720.7     5,553.5
   Accumulated depreciation     (4,119.4)   (4,095.5)
   -------------------------------------------------
                                 2,283.7     2,120.8
   Construction-in-progress        372.0       236.9
   -------------------------------------------------
   Total                       $ 2,655.7   $ 2,357.7
   =================================================

   Depreciation - Depreciation is based upon the estimated useful lives of each asset group. The estimated useful life is 18 years for most steel producing assets. Steel producing assets, other than blast furnace linings, are depreciated on a straight-line basis adjusted by an activity factor. This factor is based on the ratio of production and shipments for the current year to the average production and shipments for the current and preceding four years at each operating location.

   Annual depreciation after adjustment for this activity factor is not less than 75% nor more than 125% of straight-line depreciation. Depreciation after adjustment for this activity factor was $1 million less than straight-line in 1998 and $5 million and $13 million more than straight-line in 1997 and 1996. Through December 31, 1998, $9 million more accumulated depreciation has been recorded under this method than would have been recorded under straight-line depreciation. The cost of blast furnace linings is depreciated on a unit-of-production basis.

   Amortization - Goodwill, resulting primarily from the acquisition of Lukens, is being amortized over a 30-year life using the straight-line method. Amortization was about $8 million in 1998. See Note C, Acquisition of Lukens Inc.

   Asset Impairment - We periodically evaluate the carrying value of property, plant and equipment and goodwill when events and circumstances warrant such a review. Property, plant and equipment is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than its carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair market value of assets (less estimated costs to dispose, for assets to be disposed of). See Note B, Estimated (Loss) Gain on Exiting Businesses.

   Foreign Currency, Interest Rate and Commodity Price Risk Management - Periodically, we enter into financial contracts to manage risks. We use foreign currency exchange contracts to manage the cost of firm purchase commitments for capital equipment or other purchased goods and services denominated in a foreign currency. We use interest rate swap agreements to fix the interest rate on certain floating rate financings. We use commodity contracts to fix the cost of a portion of our annual requirements for natural gas, zinc and other metals. Generally, foreign currency and commodity contracts are for periods of less than a year. The gains or losses on these contracts are reflected in the cost of goods or services purchased. Net payments or receipts on interest rate swaps are reflected in interest expense. Gains or losses on swaps settled or terminated are deferred and amortized to interest expense over the life of the related debt.

      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. We must adopt the statement by January 1, 2000. Adoption will require us to recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. At December 31, 1998, the fair value of all derivative instruments was a liability of $14.3 million. Gains or losses on these contracts, to the extent they have been effective as hedges, would continue to be recognized as they are now. Gains or losses on interest rate swaps settled or terminated would no longer be deferred but recognized in income immediately. Adoption of Statement No. 133 is not expected to have a material impact on our operating results or financial position.

    Environmental Expenditures - Environmental expenditures that increase the life or efficiency of property, plant and equipment, or that will reduce or prevent future environmental contamination are capitalized. Expenditures that relate to existing conditions caused by past operations and that have no significant future economic benefit are expensed. Environmental expenses are accrued at the time the expenditure becomes probable and the cost can be reasonably estimated. We do not discount any recorded obligations for future remediation expenditures to their present value nor do we record recoveries of environmental remediation costs from insurance carriers and other third parties, if any, as assets until their receipt is deemed probable.

    Revenue Recognition - We recognize substantially all revenues when products are shipped to customers and risks of ownership change.

    Use of Estimates - In preparing these financial statements, we make estimates and use assumptions that affect some of the reported amounts and disclosures. See, for example, Note D, Taxes; Note F, Commitments and Contingent Liabilities; and Note G, Pension and Other Postretirement Benefits. In the future, actual amounts received or paid could differ from those estimates.

    Segment Information - In prior years, we reported the results of operations and other information for two segments, Basic Steel and Steel Related, in accordance with FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. The Steel Related segment was composed of BethForge, CENTEC, and BethShip, all of which were sold in 1997. The FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which became effective in 1998 and replaces disclosures previously required by Statement No. 14. Under this new standard, all of our remaining businesses can be aggregated into a single segment.

B.  Estimated (Loss) Gain
    On Exiting Businesses

    In 1998, we recorded a $35 million ($29 million after-tax, or $.24 per common share - basic) charge in connection with closing the Sparrows Point 160" plate mill. This loss included $25 million for the net book value of the equipment to be dismantled and $10 million for employee benefit related costs ($5 million for pensions, $2 million for postretirement benefits other than pensions, and $3 million for severance and other employee benefits). We expect to reduce our workforce by about 150 employees as a result of this decision. In 1997, we sold our 37.57 percent interest in the Iron Ore Company of Canada for about $145 million. This sale resulted in a gain of $135 million ($113 million after-tax, or $1.01 per common share - basic). During 1996, we announced a plan to improve financial performance and stockholder value by exiting our Bethlehem Structural, BethForge, CENTEC, and BethShip businesses. These businesses were subsequently either sold or closed in 1997. We also sold and leased assets of our Eagle Nest coal mine and wrote down as an impaired asset our Coke Division in Bethlehem, Pennsylvania. Accordingly, we recorded losses in 1996 totaling $465 million ($382 million after-tax or $3.43 per common share - basic). These losses included $250 million for the related property and equipment, $180 million for employee benefit related costs ($120 million for pensions, $30 million for postretirement benefits other than pensions, and $30 million for severance and other employee benefits) and $35 million for future contractual and other costs.

         In December 1997, we announced a decision to cease operations at our Bethlehem Coke Division and it was closed during the first quarter of 1998. Because of an arbitration decision, we could offer employment to certain affected potential early retirees at other Bethlehem locations. Charges recognized in 1996 were therefore sufficient to cover employment and other related charges related to the closing of Bethlehem Coke. Accordingly, no additional charges were recorded.

          These businesses had trade sales of about $205 million in 1997 and about $340 million in 1996 and operating losses of about $60 million in 1997 and about $130 million in 1996. This is not necessarily indicative of the impact on consolidated results because Bethlehem Structural consumed steel produced by Bethlehem's Pennsylvania Steel Technologies, Inc. and Bethlehem Coke supplied a portion of the coke consumed by Bethlehem's Sparrows Point Division. We reduced our workforce by about 3,000 employees as a result of exiting these businesses.

          The amounts charged to the liability for these closed or sold businesses, other than employment related costs, were about $27 million in 1998 and $8 million in 1997. Future amounts to be charged to this liability are not expected to be material.

C.  Acquisition Of Lukens Inc.

    On May 29, 1998, Bethlehem acquired all of the outstanding capital stock of Lukens Inc. The aggregate purchase price of $560.6 million comprised cash of $327.8 million, the issuance of 15.1 million shares of Bethlehem Common Stock valued at $184.8 million, and transaction related costs of $48.0 million. The acquisition was accounted for as a purchase. Accordingly, Lukens' results are included in the Consolidated Financial Statements from the date of acquisition.

          The fair value (in millions) of the assets acquired and liabilities assumed is as follows:

    Current assets                      $ 184.7
    Property, plant and equipment         277.3
    Net assets of discontinued
     stainless operations                 310.0
    Deferred tax asset, other              70.5
    Goodwill                              360.0
    Current liabilities                  (113.5)
    Pension and other postretirement
     benefit liabilities                 (220.0)
    Debt                                 (268.5)
    Other long-term liabilities           (39.9)
    -------------------------------------------
    Total                               $ 560.6
    ===========================================

          We expect to finalize all purchase accountimillion in 1997. Future amounts to be charged to this liability are not expectedng adjustments, e.g., ultimate net proceeds on disposal of the stainless operatto be material. ions, within one year of the acquisition. Any difference between the amounts reflected above and the final amounts could result in an adjustment to goodwill.

          Bethlehem has sold or intends to sell the former Luken stainless and distribution businesses. Accordingly, we are accounting for the stainless and distribution businesses as discontinued operations. Income or losses from these operations are not included in our operating results. Since the date of acquisition, these operations have incurred operating losses of about $26 million. The net assets of the remaining operations are shown separately on the balance sheet and consist primarily of property, plant and equipment and working capital.

          During the fourth quarter of 1998, we completed the sale of certain stainless assets to Allegheny Teledyne Inc. Bethlehem received $105 million in cash and a non-interest bearing note for $70 million. Upon completion of the sale, a 20-year agreement to provide Allegheny with conversion services to produce stainless steel and coiled plate became effective. The note will become payable upon the completion of certain agreed upon improvements to the facilities used to provide conversion services to Allegheny. Bethlehem and Allegheny will share in the cost of these improvements that are expected to cost about $25 million and be completed in the fourth quarter of 1999.

          In January 1999, we signed a purchase and sale agreement with Ryerson Tull, Inc. to sell the stainless distribution business, Washington Specialty Metals Corporation, for about $70 million. We expect to complete this transaction in early 1999. We also announced that we would permanently close the stainless sheet and strip operations in Massillon, Ohio and Washington, Pennsylvania. We will continue with our efforts to sell these assets.

          The unaudited pro forma combined historical results (excluding stainless and distribution businesses) as if Lukens had been acquired at the beginning of 1997 are estimated to be:

                                                      December 31
    (Dollars in millions, except per share)      1998        1997
    -------------------------------------------------------------
    Net Sales                                $4,717.5    $5,147.7
    Income from Operations                      200.1       404.3
    Net Income                                  121.4       286.2
    Net Income per Share:
     Basic                                    $    .62    $   1.92
     Diluted                                       .62        1.86
    --------------------------------------------------------------

D. Taxes

   Our benefit (provision) for income taxes consisted of:

   (Dollars in millions)                        1998    1997    1996
   -----------------------------------------------------------------
   Federal--deferred                          $  (18)  $ (53)  $  67
   Federal, state and
    foreign--current                              (6)     (2)     --
   -----------------------------------------------------------------
   Total benefit (provision)                  $  (24)  $ (55)  $  67
   =================================================================

     The benefit (provision) for income taxes differs from the amount computed by applying the federal statutory rate to pre-tax income (loss). The computed amounts and the items comprising the total differences follow:

   (Dollars in millions)                          1998    1997    1996
   -------------------------------------------------------------------
   Pre-tax income (loss):
   United States                                 $ 142   $ 333  $ (392)
   Foreign                                           2       3      16
   -------------------------------------------------------------------
   Total                                         $ 144   $ 336  $ (376)
   ===================================================================
   Computed amounts                              $ (50)  $(118) $  132
   Change in valuation allowance                    25      55     (67)
   Percentage depletion                              6       5       5
   Dividend received deduction                      --       3       2
   Other differences -- net                         (5)     --      (5)
   ----------------------------------------------------------------------
   Total benefit (provision)                     $ (24)  $ (55)  $  67
   ======================================================================

   The components of our net deferred income tax asset are as follows:

                                                             December 31
   (Dollars in millions)                             1998           1997
   ---------------------------------------------------------------------
   Temporary differences:
   Employee benefits                               $  910         $  765
   Depreciable assets                                (350)          (300)
   Other                                              210            140
   ---------------------------------------------------------------------
   Total                                              770            605
   Operating loss carryforward                        470            625
   ---------------------------------------------------------------------
   Deferred income tax asset                        1,240          1,230
   Valuation allowance                               (320)          (350)
   ---------------------------------------------------------------------
   Deferred income tax
    asset--net                                     $  920         $  880
   =====================================================================

   Temporary differences represent the cumulative taxable or deductible amounts recorded in our financial statements in different years than recognized in our tax returns. Our employee benefits temporary difference includes amounts expensed in our financial statements for pensions, health care, life insurance and other postretirement benefits that become deductible in our tax return upon payment or funding in qualified trusts. The depreciable assets temporary difference represents principally tax depreciation in excess of financial statement depreciation. Other temporary differences represent principally various expenses accrued for financial reporting purposes that are not deductible for tax reporting purposes until paid. At December 31, 1998, we had regular tax net operating loss carryforwards of $1.3 billion and alternative minimum tax loss carryforwards of $350 million. Regular federal tax net operating loss carryforwards of $70 million expire in 1999, with the balance expiring in varying amounts from 2000 through 2011.

     FASB Statement No. 109, Accounting for Income Taxes, requires that we record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states, "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred tax asset depends on our ability to generate sufficient taxable income in the future. Excluding estimated (losses) gains on exiting businesses, Bethlehem has reported net income for five consecutive years, and has undergone substantial restructuring and made strategic capital expenditures during the last several years. Also, we have tax planning opportunities that could affect taxable income including selection of depreciation methods and timing of contributions to our pension trust fund.

     We believe that our deferred tax asset will be realized by future operating results together with tax planning opportunities. However, our significant net operating loss carryforwards and future tax deductions from temporary differences make it appropriate to record a valuation allowance. Accordingly, we have provided a valuation allowance equal to 50% of the total deferred tax asset related to our operating loss carryforward and our temporary differences exclusive of postretirement benefits other than pensions. If we have a tax loss in any year in which our tax deduction for postretirement benefits other than pensions exceeds our financial statement expense, the tax law currently provides for a 20-year carryforward of that loss against future taxable income. We, therefore, have sufficient time to realize these future tax benefits. We believe, therefore, a valuation allowance is not appropriate for the deferred tax asset related to our temporary difference for postretirement benefits other than pensions.

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

     In addition to income taxes, we incurred costs for certain other taxes as follows:

   (Dollars in millions)          1998    1997     1996
   ----------------------------------------------------
   Employment taxes              $ 73.8  $ 74.0   $ 85.1
   Property taxes                  34.4    26.5     25.1
   State taxes and other           12.2    11.9     13.0
   -----------------------------------------------------
   Total other taxes             $120.4  $112.4   $123.2
   =====================================================

E. Long-Term Debt

                                             December 31
   (Dollars in millions)                   1998     1997
   -----------------------------------------------------
   5.69%--5.99% Galvanizing
   lines financing                   $ 74.9      $ 112.3

   Notes and loans:
   10-3/8%, Due 2003                   105.0       105.0
   7-5/8%, Due 2004                    150.0          --
   6-1/2%, Due 2006                     75.0          --
   2% - 9.64%, Due 1999-2009             7.5        10.5

   Debentures:
   6-7/8%, Due 1999                      4.0         5.4
   8-3/8%, Due 2001                     41.6        41.6
   8.45%, Due 2005                      90.8        90.8

   Pollution control and
    industrial revenue bonds:
   7-1/2% - 8%, Due 2015-2024          128.9       128.9
   Unamortized debt discount            (5.6)       (1.1)
   -----------------------------------------------------
   Total                               672.1       493.4
   Amounts due within one year         (44.4)      (41.8)
   -----------------------------------------------------
   Long-term                         $ 627.7     $ 451.6
   =====================================================

     Maturities and sinking fund requirements for the next five years are $44 million in 1999, $48 million in 2000, $50 million in 2001, $11 million in 2002 and $116 million in 2003.

     The galvanizing lines financing is collateralized by such equipment at our Sparrows Point and Burns Harbor Divisions and will be repaid in equal semiannual installments through 2000.

     The 10-3/8% Notes are senior in right of payment to all existing and future subordinated indebtedness of Bethlehem. As unsecured senior obligations, the Notes will effectively be subordinate to secured senior indebtedness of Bethlehem. These Notes contain covenants that impose certain limitations on our ability to incur or repay debt, to pay dividends and make other distributions on or redeem capital stock, or to sell, merge, transfer or encumber assets. See Note J, Stockholders' Equity.

     We have a credit arrangement, through June 2003, with a group of 13 domestic and international banks for $600 million, $150 million of which can be used for letters of credit. The arrangement consists of a $340 million receivables sale/purchase agreement through a wholly-owned special purpose subsidiary and a $260 million secured credit inventory agreement.

     As of December 31, 1998, we had sold to the banks an ownership interest in trade receivables of $210 million in exchange for $142 million in cash, $32 million in letters of credit and required reserves of $36 million. The receivables were sold at a discount, based on defined short-term, investment grade, interest rates and a fixed fee per annum for the letters of credit. The banks are required to pay us cash for the face amount of the letters of credit upon expiration. We pay a .15% per annum fee on the daily available commitment.

     Receivables from banks are for cash and required reserves that will be returned to us upon expiration of the letters of credit and liquidation of receivable ownership. Supplemental information on the receivable balances at December 31, 1998 and 1997 follows:

                                               December 31
   (Dollars in millions)             1998             1997
   -------------------------------------------------------
   Trade and other                $ 258.9          $ 227.6
   Banks                             68.3             97.2
   Allowances                       (20.0)           (18.8)
   -------------------------------------------------------
   Total receivables-net          $ 307.2          $ 306.0
   =======================================================

     Under the secured credit agreement, inventories are pledged as collateral for any borrowings and letters of credit. Borrowings under the agreement are subject to collateral coverage requirements and incur interest based on defined short-term interest rates. No borrowings were outstanding under this agreement at December 31, 1998. We pay a .375% per annum fee on the daily available commitment.

     Our secured credit agreement and galvanizing lines financing agreements contain restrictive covenants that require Bethlehem to maintain a minimum adjusted consolidated tangible net worth. At December 31, 1998, our adjusted tangible net worth as defined by these agreements exceeded the more restrictive of these requirements by about $500 million.
     At December 31, 1998, outstanding interest rate swap agreements with notional amounts totaling $62 million effectively fix a portion of the interest rate on our floating rate financings at 5.75% to 8.70%. These interest rate swap agreements expire in 2000 and 2001.
     At December 31, 1998 and 1997, the estimated fair value of our debt was not materially different from the recorded amounts.


F. Commitments And Contingent Liabilities

   In July 1998, we sold the No. 1 Coke Oven Battery at Burns Harbor to a third party. We will continue to operate the facility for the new owner and also entered into a nine-year agreement to purchase about 800,000 tons of coke per year through year 2008. During 1998, we purchased 370,000 tons of coke at a cost of $44 million. The gain on the sale of about $160 million is being deferred and recognized over the life of the operating and purchase agreements.
     In April 1997, we sold our interest in Iron Ore Company of Canada (IOC) and entered into a 14-year agreement to purchase up to 1.8 million tons of iron ore per year through the year 2004 and about 500,000 tons in the years 2005 through 2011. In 1998, we purchased 1.9 million net tons from IOC at a cost of $62 million.
     At December 31, 1998, we had outstanding approximately $240 million of purchase orders for additions and improvements to our properties.
     We, as well as other steel companies, are subject to various environmental laws and regulations imposed by federal, state and local governments. Because of the continuing evolution of the specific regulatory requirements and available technology to comply with the requirements, we cannot reasonably estimate the future capital expenditures and operating costs required to comply with these laws and regulations. Although it is possible that our future operating results in a particular quarterly or annual period could be materially affected by the future costs of environmental compliance, we believe that such costs will not have a material adverse effect on our consolidated financial position or on our competitive position compared with other integrated domestic steelmakers subject to the same environmental requirements.
     In the ordinary course of our business, we are involved in various pending or threatened legal actions. In our opinion, adequate reserves have been recorded for losses that are likely to result from these proceedings. If such reserves prove to be inadequate, however, we would incur a charge to earnings that could be material to the results of operations in a particular future quarterly or annual period. We believe that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position.
     Future minimum payments under noncancellable operating leases at December 31, 1998 were $17 million in 1999, $13 million in 2000, $8 million in 2001, $6 million in 2002, $6 million in 2003 and $11 million thereafter. Total rental expense under operating leases was $41 million, $40 million and $40 million in 1998, 1997 and 1996.


G. Pension And Other Postretirement Benefits

   We have noncontributory defined benefit pension plans that provide benefits for substantially all our employees. Defined benefits are based on years of service and the five highest consecutive years of pensionable earnings during the last ten years prior to retirement or a minimum amount based on years of service. We fund annually the amount required under ERISA minimum funding standards plus additional amounts as appropriate. In addition to providing pension benefits, we currently provide health care and life insurance benefits for most retirees and their dependents.
     The following sets forth the plans' actuarial assumptions used and funded status at our valuation date, together with the amounts recognized in our consolidated balance sheets and income statements:



                                                                             Pension Benefits               Other Benefits
(Dollars in millions)                                                       1998         1997              1998       1997
---------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Projected benefit obligation -- beginning of year                         $ 5,495     $ 5,325           $ 2,055   $ 2,000
Current service cost                                                           55          48                 9         7
Interest cost                                                                 407         395               153       148
Actuarial adjustments                                                          25          85                72         8
Discount rate change                                                          354         165               119        70
Lukens acquisition                                                            460          --               195        --
Other                                                                           4          --                 2        --
Benefits/administration fees paid                                            (545)       (523)             (175)     (178)
----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation --  November 30                                6,255       5,495             2,430     2,055
----------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets -- beginning of year                              4,930       4,215               120       130
Actual return on plan assets                                                  959         833                 9        10
Lukens acquisition                                                            425          --                10        --
Employer contribution                                                         153         429                --        --
Benefits/administration fees paid                                            (552)       (547)              (19)      (20)
----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets -- November 30                                    5,915       4,930               120       120
----------------------------------------------------------------------------------------------------------------------------

Unfunded projected benefit obligation                                         340         565             2,310     1,935
Unrecognized:
 Net gain (loss)                                                              315         176              (520)     (340)
 Initial net obligation                                                      (105)       (139)               --        --
 Prior service from plan amendments                                          (142)       (172)               --        --
December accruals/contributions -- net                                          7          10                --        --
---------------------------------------------------------------------------------------------------------------------------
Total recognized obligation at December 31                                    415         440             1,790     1,595
Current                                                                        --          --              (160)     (150)
----------------------------------------------------------------------------------------------------------------------------
Long-term                                                                 $   415     $   440           $ 1,630   $ 1,445
============================================================================================================================

Unfunded pension obligation at November 30:
Accumulated benefit obligation                                            $ 5,970     $ 5,185
Fair value of plan assets                                                   5,915       4,930
---------------------------------------------------------------------------------------------
Unfunded pension obligation                                               $    55     $   255
=============================================================================================

Discount rate                                                               6.750%      7.375%            6.750%    7.375%


                                                                Pension Benefits               Other Benefits
   (Dollars in millions)                                1998      1997      1996       1998     1997     1996
   ----------------------------------------------------------------------------------------------------------
   Components of net expense:
   Current service cost                               $   55    $   48     $  59     $    9   $    7   $   10
   Interest cost                                         407       395       372        153      148      140
   Expected return on plan assets                       (447)     (375)     (329)        (9)     (11)     (12)
   Amortizations:
     Initial net obligation                               34        34        36         --       --       --
     Plan amendments                                      29        29        32         --       --       --
     Unrecognized loss                                    --        --        --         12        6        8
   Administration fees, PBGC premiums, other               7        24        22         --       --       --
   ----------------------------------------------------------------------------------------------------------
   Net expense                                        $   85    $  155     $ 192     $  165   $  150   $  146
   ==========================================================================================================
   Assumptions:
   Expected return on plan assets                       9.00%     9.00%     8.75%     7.375%    9.00%    8.75%
   Discount rate                                       7.375%     7.75%     7.25%     7.375%    7.75%    7.25%
   Rate of compensation increase                        3.10%     3.10%     3.10%      3.10%    3.10%    3.10%

   Trend rate
   -- beginning next year                                n/a       n/a       n/a       5.00%    6.00%    7.00%
   -- ending year 2000                                   n/a       n/a       n/a       4.60%    4.60%    4.60%



   A one percentage point change in assumed health care cost trend rates would have an effect of $15 million on total service and interest cost components and a $190 million effect on the accumulated postretirement benefit obligation.

H. Stockholder Rights Agreement

   In July 1998, we replaced our 1988 Stockholder Rights Agreement with a new agreement under which holders of Common Stock have rights to purchase a series of Preference Stock. When exercisable, each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $60 per unit. The rights will become exercisable if a person or group acquires 15% or more of Bethlehem Common Stock. Subsequently, upon the occurrence of certain events, holders of rights will be entitled to purchase Common Stock of Bethlehem or a third-party acquirer worth twice the right's exercise price. Bethlehem may redeem the new rights under certain circumstances at one cent per right. If the rights are not redeemed or extended, they will expire in October 2008.

I. Stock Options

   At December 31, 1998, we had options outstanding under Plans approved by our stockholders in 1988, 1994 and 1998. New options can be granted only under the 1998 Plan, which reserved 5,000,000 shares of Common Stock for such use. At December 31, 1998, options on 3,837,250 shares of Common Stock were available for granting. Under the Bethlehem plans, the option price is the fair market value of our Common Stock on the date the option is granted. Options issued under the 1998 Plan become exercisable one to four years after the date granted and expire ten years from the date granted. Exercisable options may be surrendered for the difference between the option price and the quoted market price of the Common Stock on the date of surrender. Depending on the circumstances, option holders receive either Common Stock, cash, or a combination of Common Stock and cash. Because of the surrender component in our options, related expense is recognized periodically based on the difference between the option price and current quoted market prices. Compensation expense recognized and weighted average fair value for the options granted in 1998, 1997 and 1996 were not material.

        At the time of our acquisition of Lukens, all outstanding and unexercised stock options of Lukens converted into options to purchase Bethlehem Common Stock and immediately vested.

Changes in options outstanding during 1998, 1997 and 1996 were as follows:

                                                                       Weighted
                                                          Number of     Average
                                                            Options       Price
-------------------------------------------------------------------------------
Balance December 31, 1995                                 3,017,075    $     18
 Granted                                                    620,600          14
 Terminated or canceled                                    (144,025)         19
 Surrendered or exercised                                    (2,000)          8
-------------------------------------------------------------------
Balance December 31, 1996                                 3,491,650          17
 Granted                                                    656,200           8
 Terminated or canceled                                    (377,100)         17
-------------------------------------------------------------------
Balance December 31, 1997                                 3,770,750          15
 Granted                                                    736,250          15
 Assumed in Lukens acquisition                            3,834,539           9
 Terminated or canceled                                    (240,576)         20
 Surrendered or exercised                                (2,880,665)          9
-------------------------------------------------------------------
Balance December 31, 1998                                 5,220,298          14
===============================================================================


Options exercisable at the end of 1998, 1997 and 1996 were 3,379,823; 2,083,250; and 1,976,300.



Information on our stock options at December 31, 1998 follows:

Range of                 Number of     Average        Average      Number of     Average
Exercise                   Options    Exercise    Contractual        Options    Exercise
Prices                 Outstanding       Price           Life    Exercisable       Price
------------------------------------------------------------------------------------------
$  6.41 --  8.61           927,579        $  8        8 Years        440,904        $  7
   9.23 -- 11.12           484,390          10        6 Years        484,390          10
  12.38 -- 14.53         1,678,247          14        6 Years      1,060,197          14
  15.25 -- 16.47           797,622          15        9 Years         61,872          16
 17.625 -- 21.75         1,332,460          20        6 Years      1,332,460          20
                         ---------                                 ---------
Total                    5,220,298          14        6 Years      3,379,823          15
========================================================================================

<CAPTI0N>

J. Stockholders' Equity
                                       Preferred Stock   Preference Stock   Common Stock       Common Stock   Additional
   (Shares in thousands and dollars   $1.00 Par Value    $1.00 Par Value   $1.00 Par Value   Held in Treasury  Paid-In   Accumulated
     in millions, except per share data) Shares   Amount   Shares    Amount  Shares    Amount  Shares    Amount  Capital    Deficit
   ---------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1995          11,623    $11.6     2,588     $ 2.6   112,700  $112.7   1,992    $59.4  $1,850.6  $(679.8)
   Net loss for year                                                                                                     (308.8)
   Minimum pension liability
    adjustment                                                                                                    67.0
   Dividends on Preferred Stock                                                                                  (40.4)
   Preference Stock:
    Stock dividend                                          129       0.1                                         (0.1)
    Issued                                                   62       0.1                                          0.8
    Converted                                              (261)     (0.3)      261     0.3
   Common Stock:
    Acquired                                                                                     26      0.3
    Issued                                                                      890     0.9                        8.4
   ---------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1996          11,623     11.6     2,518       2.5   113,851   113.9   2,018     59.7   1,886.3   (988.6)
   Net income for year                                                                                                    280.7
   Dividends on Preferred Stock                                                                                  (40.4)
   Preference Stock:
    Stock dividend                                          124       0.1                                         (0.1)
    Issued                                                   35                                                    0.3
    Converted                                              (331)     (0.3)      331     0.3
   Common Stock:
    Acquired                                                                                     39      0.3
    Issued                                                                      866     0.8                        7.9
   ---------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1997          11,623     11.6     2,346      2.3    115,048   115.0   2,057     60.0   1,854.0    (707.9)
   Net income for year                                                                                                     120.1
   Dividends on Preferred Stock                                                                                  (40.4)
   Preference Stock:
    Stock dividend                                          116      0.1                                          (0.1)
    Issued                                                   18      0.1                                           0.1
    Converted                                              (305)    (0.3)       305     0.3
   Common Stock:
    Acquired                                                                                     24      0.3
    Issued                                                                   16,875    16.9                      178.0
   ---------------------------------------------------------------------------------------------------------------------------------
   Balance December 31, 1998          11,623    $11.6     2,175    $ 2.2    132,228  $132.2   2,081    $60.3  $1,991.6   $(587.8)
   ---------------------------------------------------------------------------------------------------------------------------------

   With the adoption of FASB Statement No. 130, Reporting Comprehensive Income, we must report total non-owner changes in equity. As shown above, it was an increase of $120.1 million in 1998, an increase of $280.7 million in 1997, and a decrease of $241.8 million (loss of $308.8 million and minimum pension adjustment of $67.0 million) in 1996.
26

 Preferred and Preference Stock issued and outstanding:

                                              December 31
(Shares in thousands)                         1998   1997
---------------------------------------------------------
Preferred Stock --
Authorized 20,000 shares
$5.00 Cumulative Convertible
 Preferred Stock                             2,500  2,500
$2.50 Cumulative Convertible
 Preferred Stock                             4,000  4,000
$3.50 Cumulative Convertible
 Preferred Stock                             5,123  5,123

Preference Stock --
Authorized 20,000 shares
Series "A" 5% Cumulative
 Convertible Preference Stock                1,514  1,655
Series "B" 5% Cumulative
 Convertible Preference Stock                  661    691
=========================================================

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

The following presents the details of our earnings per share calculations:

(Shares in thousands and dollars in millions, except per share data)        1998       1997       1996
------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
Net income (loss)                                                       $  120.1   $  280.7   $ (308.8)
Less dividend requirements:
  $2.50 Preferred dividend--cash                                           (10.0)     (10.0)     (10.0)
  $5.00 Preferred dividend--cash                                           (12.5)     (12.5)     (12.5)
  $3.50 Preferred dividend--cash                                           (17.9)     (17.9)     (17.9)
  5% Preference dividend--stock                                             (1.3)      (1.2)      (1.5)
------------------------------------------------------------------------------------------------------
     Total preferred and preference dividends                              (41.7)     (41.6)     (41.9)
------------------------------------------------------------------------------------------------------
Net income (loss) applicable to Common Stock                            $   78.4   $  239.1   $ (350.7)
------------------------------------------------------------------------------------------------------
Average shares of Common Stock outstanding                               122,585    112,439    111,286
------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                                $    .64   $   2.13   $  (3.15)
======================================================================================================

   (Shares in thousands and dollars in millions, except per share data)        1998       1997       1996
   ------------------------------------------------------------------------------------------------------
   Diluted Earnings Per Share
   Net income (loss)                                                       $  120.1   $  280.7   $ (308.8)
   Less dividend requirements:
     $2.50 Preferred dividend                                                 (10.0)     (10.0)     (10.0)
     $5.00 Preferred dividend                                                 (12.5)     (12.5)     (12.5)
     $3.50 Preferred dividend                                                 (17.9)        --      (17.9)
     5% Preference dividend                                                      --         --       (1.5)
   ------------------------------------------------------------------------------------------------------
   Net income (loss) applicable to Common Stock                            $   79.7   $  258.2   $ (350.7)
   ======================================================================================================
   Average shares of Common Stock and equivalents
   and other potentially dilutive securities outstanding:
     Common Stock                                                           122,585    112,439    111,286
     Stock options                                                              429         --          2
     $2.50 Preferred Stock                                                        *          *          *
     $5.00 Preferred Stock                                                        *          *          *
     $3.50 Preferred Stock                                                        *     12,255          *
     5% Preference Stock                                                      2,175      2,346          *
   ------------------------------------------------------------------------------------------------------
   Total                                                                    125,189    127,040    111,288
   ======================================================================================================
   Diluted Earnings Per Share                                              $    .64   $   2.03   $  (3.15)
   ------------------------------------------------------------------------------------------------------

   * Antidilutive

     Under the covenants of our 10-3/8% Notes, we can pay future dividends on our Common Stock, among certain other restrictions, only if such cumulative dividends do not exceed the aggregate net cash proceeds from the sale of capital stock plus 50% of our consolidated net income and minus 100% of our consolidated net loss since the second quarter of 1993, excluding certain restructuring charges and other adjustments. The amount available at December 31, 1998 under this covenant was about $500 million.

K. Quarterly Financial Data (Unaudited)

   (Dollars in millions,
   except per share data)                  1998                                     1997
   -----------------------------------------------------------------------------------------------------
                               1Q        2Q        3Q        4Q        1Q         2Q        3Q        4Q
   -----------------------------------------------------------------------------------------------------
   Net sales             $1,132.5  $1,189.7  $1,143.1  $1,012.5   $1,192.5  $1,206.9  $1,113.4  $1,118.4
   Cost of sales            957.0   1,008.8     988.4     929.0    1,052.5   1,053.4     971.8     975.6
   Net income (loss)         68.6      37.6      37.1     (23.2)      38.4     160.0      40.6      41.7
   Net income (loss)
    per Common Share
     -- basic            $    .51  $    .23  $    .21  $   (.26)  $    .25  $   1.33  $    .27  $    .28
     -- diluted          $    .49  $    .23  $    .21  $   (.26)  $    .25  $   1.19  $    .26  $    .27
   -----------------------------------------------------------------------------------------------------

Report of Independent Auditors

To the Board of Directors and Stockholders of Bethlehem Steel Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Bethlehem Steel Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ PricewaterhouseCoopers LLP


1177 Avenue of the Americas
New York, NY 10036
January 27, 1999

Five-Year Financial and Operating Summaries

(Dollars in millions, except per share data)           1998       1997       1996        1995        1994
---------------------------------------------------------------------------------------------------------
Earnings Statistics
Net sales                                          $4,477.8   $4,631.2   $4,679.0   $ 4,867.5   $ 4,819.4
---------------------------------------------------------------------------------------------------------

Costs and Expenses:
 Employment costs                                   1,367.0    1,439.0    1,555.0     1,683.5     1,633.0
 Materials and services                             2,593.2    2,683.8    2,680.6     2,592.7     2,754.8
 Depreciation and amortization                        246.5      231.0      268.7       284.0       261.1
 Taxes (other than employment and
   income taxes)                                       46.6       38.4       38.1        38.4        36.9
 Estimated loss (gain) on exiting
   businesses                                          35.0     (135.0)     465.0          --          --
---------------------------------------------------------------------------------------------------------
Total Costs and Expenses                            4,288.3    4,257.2    5,007.4     4,598.6     4,685.8
---------------------------------------------------------------------------------------------------------
Income (loss) from operations                         189.5      374.0     (328.4)      268.9       133.6
Financing income (expense):
 Interest and other financing costs                   (55.4)     (47.5)     (53.3)      (60.0)      (46.2)
 Interest income                                       10.0        9.2        5.9         7.7         7.1
Benefit (provision) for income taxes                  (24.0)     (55.0)      67.0       (37.0)      (14.0)
---------------------------------------------------------------------------------------------------------
Net income (loss)                                     120.1      280.7     (308.8)      179.6        80.5
Dividends on Preferred and Preference Stock            41.7       41.6       41.9        42.4        43.1
---------------------------------------------------------------------------------------------------------
Net income (loss) applicable to
 Common Stock                                      $   78.4   $  239.1   $ (350.7)  $   137.2   $    37.4
=========================================================================================================
Net income (loss) per Common share
   -- basic                                        $    .64   $   2.13   $  (3.15)  $    1.24   $    0.35
   -- diluted                                      $    .64   $   2.03   $  (3.15)  $    1.23   $    0.35
---------------------------------------------------------------------------------------------------------
Balance Sheet Statistics
Cash and cash equivalents                          $  137.8   $  252.4   $  136.6   $   180.0   $   159.5
Receivables, inventories and other
 current assets                                     1,357.0    1,211.6    1,351.8     1,345.8     1,409.6
Current liabilities                                  (985.2)    (910.8)    (957.4)   (1,049.6)   (1,011.2)
---------------------------------------------------------------------------------------------------------
Working capital                                    $  509.6   $  553.2   $  531.0   $   476.2   $   557.9
Current ratio                                           1.5        1.6        1.6         1.5         1.6
Property, plant and equipment - net                $2,655.7   $2,357.7   $2,419.8   $ 2,714.2   $ 2,759.3
Total assets                                        5,621.5    4,802.6    5,109.9     5,700.3     5,782.4
Total debt and capital lease obligations              672.1      493.4      546.7       638.3       757.3
Stockholders' equity                                1,489.5    1,215.0      966.0     1,238.3     1,155.8
Total debt as a percent of invested capital              31%        29%        36%         34%         40%
---------------------------------------------------------------------------------------------------------
Other Statistics
Capital expenditures                               $  328.0   $  228.2   $  259.0   $   266.8   $   444.6
Raw steel production capability at
  year end (net tons in thousands)                   11,300     10,500     10,500      11,500      11,500
Raw steel production (net tons in thousands)         10,191      9,599      9,447      10,449       9,817
Steel products shipped (net tons in thousands)        8,683      8,802      8,782       8,986       9,262
Pensioners receiving benefits at year end            74,300     70,400     70,100      71,000      71,700
Average number of employees
  receiving pay (excluding stainless employees)      15,900     16,400     17,800      19,500      19,900
Common Stock outstanding
  at year end (shares in thousands)                 129,490    112,991    111,834     110,708     109,886
Common stockholders at year end                      35,000     35,000     37,000      39,000      41,000
---------------------------------------------------------------------------------------------------------

31